Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-133664
Registration Statement No. 333-125014
Registration Statement No. 333-115316
Registration Statement No. 333-108380

14,651,263 SHARES

VCAMPUS CORPORATION

COMMON STOCK

This is a resale prospectus for the resale of up to 14,651,263 shares of our common stock by the selling stockholders listed herein. We will not receive any proceeds from the sale of the shares.

Our common stock is traded on the OTC Bulletin Board under the symbol “VCMP.OB.” On December 18, 2006, the last sale price of our common stock on the OTC Bulletin Board was $0.17 per share.

The selling stockholders may offer the shares through public or private transactions, on or off the over-the-counter market, at prevailing market prices or at privately negotiated prices. See “Plan of Distribution.”

Investing in our common stock involves substantial risks. See “Risk Factors” beginning on page 6.

Neither the SEC nor any state securities commission has approved or disapproved our securities or determined that this prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.

The date of this prospectus is December 19, 2006.

PROSPECTUS SUMMARY

About VCampus

VCampus Corporation is a provider of comprehensive, outsourced e-Learning services. We develop courseware and manage and host Internet-based learning environments that help professional credentialing and certification organizations, corporations, government agencies, and associations unlock the value of their branded course content.  Our services cover a broad range of e-Learning programs, from registration, enrollment and course delivery to custom course development, e-commerce and publishing, as well as tracking of students’ progress, reporting of results and production of certificates of completion. VCampus was incorporated in Virginia in July 1984 and reincorporated in Delaware in March 1985.

Through proprietary software, we provide customers with comprehensive services on an outsourced, or hosted, basis. Our goal is to be the leading service provider of integrated e-Learning services by helping customers improve their performance and achieve their goals. We believe that our outsourced hosting approach to web-based e-Learning services provides significant business advantages to our customers, including lower life-cycle costs compared to the cost for customers to provide it for themselves.

Beginning in 2004, we have shifted our emphasis to focus on our Select Partner® program business model and away from our former, or Legacy, business model. Under the Select Partner program, we develop online courses for Select Partners that provide professional credentials or certifications or the training for such credentials and certifications that are demanded by the markets served by their members or target audiences. We design and build courses based upon each Select Partner’s existing course materials and/or content, which they have historically delivered or published in a traditional textbook or classroom-based manner, and convert them into interactive, e-Learning courses.  Some of our Select Partners advance funds to cover some or all of the development expenses.  For others, we develop the courses at our expense. In return, each Select Partner generally enters into an exclusive, long-term contract for VCampus to host and deliver the courses to the Select Partner’s members or target audience. As part of this program, we share the gross revenue generated from these courses with the Select Partner.

We also continue to maintain customers under our Legacy business model. Under this model, we charge customers a relatively low upfront fee to establish a customized virtual campus, or “VCampus,” and then charge customers on either a subscription (set fee per period) or usage (charge for actual courses delivered) basis. We are in the process of leveraging our experience in the certification and certification-related fields, both through our Select Partner model and through our Prosoft subsidiary, to create a strong presence in the certification market. Approximately 19% of our revenue for the year ended December 31, 2005 was derived from the Select Partner model and 81% from our Legacy business model.  Approximately 48% of our revenue for the nine months ended September 30, 2006 was derived from our certification related business (through Select Partner online tuition and sales of Prosoft products) and 52% from our Legacy business model (through learning portal revenues which consist of online hosting and tuition revenues for third parties and development and other revenues which are derived from our delivery of professional services).  We anticipate that the percentage of revenue derived from our certification related business model will increase over time as we exploit the synergies with Prosoft and as revenue from Legacy customers stabilizes.

Under the Select Partner model, we target the market for professional and technical credentials, certifications and continuing education supporting those certifications and credentials. Our primary marketing goals are to identify and partner with certification and credentialing organizations with:

•                                              10,000 or more members;

•                                              a growing demand for their subject matter, body of knowledge or certification;

•                                              successful instructor-led education programs; and

•                                              minimal online education presence.

We offer these organizations the opportunity to grow their revenues by leveraging and scaling their existing instructor-led programs through our outsourced e-Learning offering. Under a typical Select Partner agreement, we enter into an exclusive e-Learning relationship with the partner for three to four years, and we typically share the revenue from online sales equally with the partner in return for our development of the courses from the partner’s content. Historically, there has been no charge to the partner for the course development except for the cost of providing subject matter experts to assist in design, development and review of the online course.  However, we are transitioning to a model where we expect our partner to contribute at least 50% to the cost of their courseware development.  This new expense-sharing model helps to ensure the partner has a vested interest in the success of the course.  VCampus and the partner typically co-own the completed online course. The Select Partners can therefore repurpose their highly-demanded training courses for online delivery to enhance and support their professional development programs. The Select Partners benefit from our expert course development, publishing, hosting, e-commerce, reporting and account support and marketing services. We enable these organizations to add online learning quickly, efficiently and relatively inexpensively. The Select Partner program enables us to reach these targeted markets through courses available exclusively on our platform.

As of October 2006, we had 15 Select Partners, through which we have released a total of 33 course titles and three exams and have also converted 27 course titles from another hosting platform to ours.  Under this program, we have delivered more than 8,000 courses since completion of the pilot program in the fall of 2003.

Under our Legacy business model, our primary targets are the corporate, government and association member training markets. Since we are phasing out the Legacy model, we no longer devote significant resources to marketing to this market, except with respect to the U.S. government which continues to offer attractive opportunities and gross margins for, not only hosting, but also as a potential user of our Select Partner courses.  We offer a full spectrum of services to federal government agencies through our Legacy business model and packaged as “e-Learning Solutions” to reflect our comprehensive new approach to e-Learning in which our Legacy hosting has now become just one component. In addition we offer course development, custom configurations, and integration to third party offerings of content and services.

As of October 2006, under the Legacy model we offer more than 3,400 online course titles and have delivered more than 3.1 million courses to more than 1.0 million desktops/users since inception of the program in 1997.

Our Prosoft Subsidiary

In June 2006, in furtherance of our long-standing plan to develop a Select Partnership to target certifications in the Web-Technology and Telecommunications Convergence areas, we acquired Prosoft Learning Corporation.  The acquisition is a result of further refinement of our Select Partner model, based on more than three years of experience.  Under our revised model, we concluded that, whenever possible, it is far more attractive financially to own and control the certifications rather than share revenues with third parties who own them. This is a watershed event for VCampus, as now we have become a certifying body in two of the most promising growth areas: (1) the Web, which is becoming increasingly sophisticated as a new medium; and (2) the convergence of voice, video and data over the Web. Through our acquisition of Prosoft we have added, as a supplement to our portfolio of certifications, the market-leading CIW (Certified Internet Web Professional) certification and the CTP (Convergence Technologies Professional) credential, which Prosoft manages for the Telecommunications Industry Association (TIA).  With more than 85,000 certificates issued through the date of this prospectus, the CIW program is the world’s largest and fastest-growing Internet Technology certification program.

Prosoft offers content and certifications to enable individuals to develop and validate critical Information and Communications Technology (ICT) workforce skills.  Prosoft is active in the workforce development arena, working with state and local governments and school districts to provide ICT education solutions for high school and community college students.  Prosoft has created and distributes a comprehensive library of classroom and e-learning courses.  Prosoft distributes its content through its ComputerPREP division to individuals, schools, colleges, commercial training centers and corporations worldwide.  Prosoft owns the CIW job-role certification program for Internet technologies and the CCNT (Certified in Convergent Network Technologies) certification and manages the CTP (Convergence Technologies Professional) vendor-neutral certification for telecommunications.

Our principal executive offices are located at 1850 Centennial Park Drive, Suite 200, Reston, Virginia 20191, and our telephone number at that address is (703) 893-7800.

Recent Developments

Prosoft Acquisition.  In June 2006, we completed the acquisition of Prosoft.  Pursuant to the terms of that certain Acquisition and Reorganization Agreement dated April 11, 2006 between us, Prosoft and ComputerPREP, Inc (the “Reorganization Agreement”), we acquired 100% of the equity ownership of Prosoft.  The acquisition enables us to add the market-leading CIW (Certified Internet Web Professional) certification to our Select Partner® Program, as well as offer the CTP (Convergence Technologies Professional) credential, which Prosoft manages for the Telecommunications Industry Association (TIA).  Under the terms of the Reorganization

Agreement, we paid an aggregate purchase price of approximately $2.1 million in exchange for 100% of the newly issued common stock of reorganized Prosoft.  Of that purchase price amount, approximately $1.4 million was paid in cash at closing, approximately $400,000 consisted of a working capital adjustment for the net liabilities assumed at closing and $300,000 was paid in the form of two 6% promissory notes.  We have made a set-off claim against those notes for approximately $260,000 based on our adjusted calculation for the actual working capital of Prosoft at closing.

September 2006 Financing.  Pursuant to the terms of a Securities Purchase Agreement entered into between us and one accredited investor on September 25, 2006, we completed a $3.0 million private placement of convertible notes and warrants (the “September 2006 Financing”).  Pursuant to the September 2006 Financing, we issued a Senior Secured Convertible Note to the investor for $3.0 million.  The Note bears interest at 10% per annum and matures 30 months from the date of issuance.  We must begin making monthly installment payments of interest and principal beginning in August 2007.  The indebtedness represented by the Note is secured by a blanket lien on substantially all of the assets of VCampus and our subsidiary Prosoft Learning Corporation.   The new indebtedness is senior to all of our existing indebtedness except for our remaining senior indebtedness of approximately $1.0 million owed to SIAR Capital and the other holders of notes issued in our March 2004 financing.  We may prepay or redeem the Note at any time upon repayment of 120% of the outstanding principal and accrued interest.

The $3.0 million Senior Secured Convertible Note issued in the September 2006 Financing is convertible, at the election of the investor, into shares of our common stock at $0.30 per share.  The Note was issued at 94% of par, resulting in gross proceeds to us (before deduction of placement agent fees and other transaction-related expenses) of $2.82 million.   As an additional inducement to the investor, we also issued a 5-year warrant to the investor to purchase up to 2,500,000 shares of common stock at $0.30 per share.  We agreed to file a registration statement with the SEC to cover the resale of the shares of common stock issuable upon conversion of the Note and exercise of the warrants issued in the financing.  We paid the placement agent for the financing a fee of 7% of the gross cash proceeds received by us in the financing, together with a warrant to purchase 940,000 shares of common stock at $0.30 per share.  Pursuant to antidilution protection provisions applicable to the investors in our Series A-1 preferred stock financing closed in December 2005, the conversion price for the Series A-1 preferred stock and the exercise price of the related warrants issued in connection therewith automatically adjusted to $0.30 per share upon completion of the September 2006 Financing.  The Transaction Documents limit the investor’s beneficial ownership of VCampus to no more than 4.99% at any given time, subject to the investor’s waiver of such restrictive covenant upon giving at least 61 days’ notice to us.

The Offering

Shares of common stock offered by us	None

Shares of common stock which may be sold by the selling stockholders	14,651,263(1)

Use of proceeds	We will not receive any proceeds from the resale of shares offered hereby, all of which proceeds will be paid to the selling stockholders

Risk factors	The purchase of our common stock involves a high degree of risk. You should carefully review and consider “Risk Factors” beginning on page 6.

OTC Bulletin Board Trading Symbol	VCMP.OB

(1)             Consists of: (a) 2,440,715 shares of common stock; (b) 5,952,439 shares of common stock issuable upon conversion of preferred stock; (c) 5,679,773 shares of common stock issuable upon exercise of warrants; and (d) 578,336 shares of common stock issuable upon conversion of convertible debt.

RISK FACTORS

This report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in this report. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this report and in any documents incorporated in this report by reference.

If any of the following risks, or other risks not presently known to us or that we currently believe to not be significant, develop into actual events, then our business, financial condition, results of operations or prospects could be materially adversely affected. If that happens, the market price of our common stock could decline, and stockholders may lose all or part of their investment.

Doubts about our ability to continue as a going concern.  The report on our consolidated financial statements as of and for the nine months ended September 30, 2006, issued by our independent registered public accounting firm on November 14, 2006, contained an emphasis of a matter related to the substantial doubt about our ability to continue as a going concern. The consolidated financial statements accompanying this Registration Statement have been prepared assuming that we will continue as a going concern. As discussed in Note B to the Company’s consolidated financial statements for the nine months ended September 30, 2006, our recurring losses from operations and negative cash flows from operations raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have incurred losses and anticipate future losses, which could have an adverse impact on the trading price of our common stock.   We have incurred significant losses since our inception in 1984, including net losses attributable to common stockholders of $6.2 million, $6.6 and $5.9 million for the years ended December 31, 2003, 2004 and 2005, respectively.  Our net loss attributable to common stockholders for the nine months ended September 30, 2006 was $8.3 million.  As of September 30, 2006, we had an accumulated deficit of $111.2 million, stockholders’ equity of $1.4 million and a working capital deficit of $0.6 million. We expect losses from operations to continue until our Select Partner business model matures and until we complete our integration of Prosoft.  For these and other reasons, we cannot assure you that we will ever operate profitably, which could have an adverse impact on the trading price of the shares held by our stockholders.

If we do not have the resources to meet our business objective, we might not survive or be successful.   Our key objective is to be one of the leading providers of outsourced e-Learning services. Pursuing this objective may significantly strain our administrative, operational and financial resources. We cannot assure you that we will have the operational, financial and other resources to the extent required to meet our business objective, which means we might not survive or be successful.

Failure to raise additional capital, as and when needed, could prevent us from executing our business strategy.   If we are not able to generate sufficient cash for ongoing operations, we will need to raise additional funds through public or private sale of our equity or debt securities or from other sources for the following purposes:

•                                        to execute on our Select Partner business model;

•                                        to fund our operating expenses, including the integration of Prosoft; and

We cannot assure you that additional funds will be available if and when we need them, or that if funds are available, they will be on terms favorable to us and our stockholders. If we are unable to obtain sufficient funds or if adequate funds are not available on terms acceptable to us, we may be unable to repay our debt obligations or meet our business objectives. A lack of sufficient funds could also prevent us from taking advantage of important opportunities or being able to respond to competitive conditions. Any of these results could have a material adverse effect on our business, financial condition and results of operations.

Our need to raise additional funds could also directly and adversely affect stockholder investment in our common stock in another way. When a company raises funds by issuing shares of stock, particularly at a discount to the market price, the percentage ownership of the existing stockholders of that company is reduced, or diluted. If we raise funds in the future by issuing additional shares of stock (as we have in the past), stockholders may experience significant dilution in the value of their shares. Additionally, certain types of equity securities that we have issued in the past, including our currently outstanding convertible debt and our Series A-1 and B-1 Preferred Stock, and may issue in the future could have rights, preferences or privileges senior to the rights of the holders of our common stock.

We recently completed a $3.0 million convertible debt financing in September 2006.  We must begin repaying this new debt obligation in August 2007.  We may in the future fund the Company with additional debt obligations which typically require payment of principal and interest in cash, therefore, reducing the cash we would have available to meet operating requirements. We began making quarterly principal and interest payments in cash on our outstanding convertible debt from our March 2004 financing in July 2005. Cash payments for principal under these notes are $99,000 per quarter through the maturity date in April 2009.  Initial cash payments for interest under these notes were approximately $36,000 per quarter beginning July 2005 and have been gradually reduced as the principal is paid down.  Additionally, debt obligations may make additional financing offerings more difficult to enter into which may result in less favorable financing terms for us.

We have limited cash resources and may need to raise additional funds.  We are operating with limited cash resources.  Our cash resources would not be sufficient to repay the principal of our existing long term debt if it should be accelerated.  Additionally, a moderate change to our revenue-generating capability or expense structure could result in increased operating losses.  Increased operating losses would erode our liquidity by further reducing cash resources and could result in the need to raise additional funds.  In addition, a portion of our cash resources are held in bank accounts in foreign countries, which accounts may be subject to local currency controls and restrictions on withdrawal.  Repatriation of these funds to the United States could result in delays or expense.

Over the next approximately three years both the SIAR Capital Notes and the September 2006 Notes will mature and all outstanding principal and capitalized interest thereupon will become due and payable. Although these securities are convertible into common stock at any time, should they not be converted into common stock by their holders prior to their maturity dates, we may need to seek capital to refinance these debt instruments.  The holders of the SIAR Capital Notes could claim that we are in default based on our granting of a subordinate lien on our assets in favor of the September 2006 note investors.  In the event of default, the holders of securities subject to the note in default could choose to accelerate the repayment of the notes, and we would be forced to seek alternative financing at that time.

Given our relatively small size and historical operating results, our access to capital is limited. Should we need to raise additional funds, it cannot be certain that we will be able to obtain them on terms satisfactory to us. If we could not raise additional funds on terms satisfactory to us, we would be forced to raise funds on terms that we would not otherwise accept, seek funds through other means such as a sale of some or all of our assets or operations, or otherwise significantly alter our operating plan, any of which could have a material adverse effect on our business, financial condition, and results of operations.

With our shares being traded only on the OTC Bulletin Board, the liquidity of our  shares may be limited.   Our shares trade on the OTC Bulletin Board.  If we were unable to have and maintain a quotation of our shares on the OTC Bulletin Board System, our shares will only be traded on the “pink sheet” market.  Stocks in the OTC Bulletin Board or in the “pink sheet” market ordinarily have much lower trading volume than in other markets, such as the Nasdaq Capital Market or the Nasdaq Global Market.  A limited number of market makers take interest in shares traded over-the-counter, and accordingly the markets for such shares are less orderly than is usual for Nasdaq stocks.  As a result of the low trading volumes ordinarily obtained in OTC Bulletin Board and “pink sheet” markets, sales of our shares in any significant amount might not be absorbed without a dramatic reduction in price.  Moreover, thinly traded shares in the OTC Bulletin Board and in the “pink sheet” markets are more susceptible to trading manipulations than is ordinarily the case for more actively traded shares.

The large number of our shares eligible for future sale could have an adverse impact on the market price of our common stock.   A large number of shares of common stock already outstanding, along with shares issuable upon exercise of options or warrants or conversion of convertible notes, are eligible for resale, which may adversely affect the market price of our common stock. As of October 31, 2006, we had 10,162,924 shares of common stock outstanding, 7,664,583 shares of common stock were issuable upon conversion of Series A-1 Preferred Stock, 6,713,514 shares of common stock were issuable upon conversion of Series B-1 Preferred Stock, another 10,607,122 shares were issuable upon conversion of convertible notes and another 11,150,471 shares were issuable upon exercise of outstanding warrants and a total of 2,174,946 are issuable upon the exercise of outstanding options. Substantially all of the shares subject to outstanding warrants and options will, when issued upon exercise, be available for immediate resale in the public market pursuant to currently effective registration statements under the Securities Act of 1933, as amended, or pursuant to Rule 701 or Rule 144 promulgated thereunder. Some of the shares that are or will be eligible for future sale have been or will be issued at discounts to the market price of our common stock on the date of issuance.  Resales or the prospect of resales of the shares issued or issuable in connection with our recent financings may have an adverse effect on the market price of our common stock.

Our substantial dependence on third-party relationships could impair our ability to achieve our business objectives and serve our customers.   We rely on maintaining and developing relationships with customers, Select Partners, professional credentialing and certification organizations and other businesses that provide content for our products and services, corporations, government agencies, and associations and with companies that provide Internet and related telecommunications services used to distribute our products and services to customers.

We have relationships with a number of customers, professional credentialing and certification organizations and other businesses that provide us with course content for our online products and services, as well as access to their members who are the ultimate end users of our products. Some of the agreements we have entered into with these content providers limit our use of their course content, some do not cover use of any future course content and most may be terminated by either party upon breach of the agreement by the other party or bankruptcy of the other party. Our ASP-based business model is not compatible with the business models of certain content providers which may lead them to terminate the future licensing of existing and new course content to us or fail to make this content available to us at commercially reasonable rates or terms necessary for success under our business model. Given our plans to introduce additional online courses in the future, we will need to license new course content from existing and prospective content providers. However we might not be able to maintain and modify, if necessary, our existing agreements with content providers, or successfully negotiate agreements with prospective content providers. If the fees we pay and/or the expenses we incur to acquire or distribute content increase, our operating costs and results of operations could be adversely affected. We might not be able to license or otherwise acquire course content at commercially reasonable rates or at all.

We have licensed a Learning Management System from a third party provider under an agreement that expires on December 31, 2008. If the provider does not perform on the contract, does not continue to upgrade and maintain the LMS, does not renew the agreement with VCampus or in some other way impairs our ability to provide the LMS to our customers, our ability to compete would be adversely affected.

We depend heavily on third-party providers of Internet and related telecommunications services.  In order to reach customers, our products and services have to be compatible with the web browsers they typically use. Our customers have access to us through their arrangements with Internet service providers. We also depend heavily on the third-party provider of our off-site data center and the related utilities (electricity and HVAC), physical security and access, and Internet services that it provides.

For our customers, the professional credentialing and certification organizations and other businesses that provide content for our products and services, the companies that provide the Internet and related telecommunications services used to distribute our products and services to customers, and the web-site operators that provide links to our company web-sites, we cannot assure you that:

•                                          they regard their relationships with us as sufficiently important to their own businesses and operations;

•                                          they will not reassess their commitment to our products or services at any time in the future;

•                                          they will not develop their own competitive products or services;

•                                          the products or services by which they provide access or links to our products or services will achieve market acceptance or commercial success; or

•                                          our relationships with them will result in successful product or service offerings or generate significant revenues.

If one or more of these entities fail to achieve or maintain market acceptance or commercial success, or if one or more of the entities that do succeed decide to end their relationship with us, we might not be able to generate sufficient revenues to be successful and stockholder investment would be impaired.

We may be unable to effectively integrate Prosoft and any other acquisitions we might make, which could disrupt or have a negative impact on our business.  Part of our growth strategy includes pursuing acquisitions.  Any integration process may be complex and time consuming, may be disruptive to the business and may cause an interruption of, or a distraction of management’s attention from, the business as a result of a number of obstacles, including but not limited to:

•                                          the loss of key customers of the acquired company;

•                                          the incurrence of unexpected expenses and working capital requirements;

•                                          a failure of our due diligence process to identify significant issues or contingencies or to properly assess the value and determine an appropriate purchase price;

•                                          our inability to retain key personnel of acquired entities;

•                                          failure to maintain the quality of customer service; and

•                                          our inability to achieve the financial and strategic goals for the acquired and combined businesses.

Any of the foregoing obstacles, or a combination of them, could increase selling, general and administrative expenses in absolute terms and/or as a percentage of net sales, which could in turn negatively impact our net income and cash flows.

As part of our plans to grow our business, we periodically evaluate potential acquisition candidates that we believe would compliment our e-Learning business.  We have limited experience acquiring other businesses and there can be no assurance that we will be successful completing acquisitions or integrating the operations of acquired companies into our business.  We cannot predict the effect expansion may have on our core business. Regardless of whether we are successful in completing any acquisitions, the negotiations could disrupt our ongoing business, distract our management and employees and increase our expenses.

Our acquisition of Prosoft presents many risks, and we may not realize the financial and strategic goals that were contemplated at the time of the transaction.  The Prosoft acquisition is the only acquisition that we have undertaken in more than eight years.  We entered into this transaction with the expectation that it would result in various benefits including, among other things, enhanced revenue and exposure to international markets and enhancements to our product portfolio and customer base.  Risks that we may encounter in seeking to realize these benefits include:

•                                            we may not realize the anticipated increase in our revenues if Prosoft customers do not continue to pay for our services at the same or higher levels as they have historically, if we are unable to sell Prosoft’s products and services to our customer base or if the acquired contracts do not allow us to recognize revenues on a timely basis;

•                                            we may not be able to successfully sell our products and services to Prosoft customers;

•                                            we may be unable to effectively integrate the international operations of Prosoft with our own;

•                                            we may have difficulty incorporating Prosoft’s technologies, certifications or products with our existing product and service lines and maintaining uniform standards, controls, procedures and policies;

•                                            we may have higher than anticipated costs in continuing support and development of Prosoft’s products;

•                                            we may face contingencies related to intellectual property, financial disclosures, and accounting practices or internal controls; and

•                                            we may be unable to manage effectively the increased size and complexity of the combined company and our management’s attention may be diverted from our ongoing business by transition or integration issues.

These factors could have a material adverse effect on our business, results of operations, financial condition or cash flows.

We used a significant amount of our cash reserves to finance the Prosoft acquisition, which could constrict our liquidity and adversely affect our financial health and ability to obtain financing in the future.  In connection with the Prosoft acquisition, we paid approximately $1.4 million in cash and assumed net liabilities for an additional $400,000 (which we have subsequently adjusted up to approximately $700,000 in exchange for a corresponding setoff against the amount of acquisition notes we issued at Closing).   This depletion of our cash reserves and incurrence of additional debt may impair our ability to obtain future additional financing for working capital, capital expenditures, acquisitions, general corporate or other purposes, and a substantial portion of our cash flows from operations may be dedicated to debt repayment, thereby reducing the funds available to us for other purposes and could make us more vulnerable to industry downturns and competitive pressures.

Our sales cycle with international customers may be longer than our historic U.S. sales cycle, which could cause us to incur greater costs and could reduce our operating margins.  As we target more of our sales efforts at international customers, we could face greater costs, longer sales cycles and less predictability in completing some of our sales, which may harm our business.  In that market, a potential client’s decision to use our products and services may be a decision involving multiple institutions and, if so, these types of sales would require us to provide greater levels of education to prospective clients regarding the use and benefits of our products and services.  In addition, we expect that potential clients in some international markets may demand more customization, integration services and features.  As a result of these factors, these sales opportunities may require us to devote greater sales support and professional services resources to individual sales, thereby increasing the costs and time required to complete sales and diverting sales and professional services resources to a smaller number of international and U.S. transactions.

Expansion of our business internationally, including the integration of Prosoft’s foreign operations, will subject our business to additional economic and operational risks that could increase our costs and make it difficult for us to operate profitably. One of our key growth strategies is to pursue international expansion.  Expansion of our international operations, including the integration of Prosoft’s foreign operations, may require significant expenditure of financial and management resources and result in increased administrative and compliance costs.  As a result of such expansion, we will be increasingly subject to the risks inherent in conducting business internationally, including:

•                                              foreign currency fluctuations, which could result in reduced revenues and increased operating expenses

•                                              potentially longer payment and sales cycles;

•                                              difficulty in collecting accounts receivable

•                                              the effect of applicable foreign tax structures, including tax rates that may be higher than tax rates in the United States or taxes that may be duplicative of those imposed in the United States;

•                                              tariffs and trade barriers;

•                                              general economic and political conditions in each country;

•                                              inadequate intellectual property protection in foreign countries;

•                                              uncertainty regarding liability for information retrieved and replicated in foreign countries;

•                                              the difficulties and increased expenses in complying with a variety of foreign laws, regulations and trade standards; and

•                                              unexpected changes in regulatory requirements.

Operational failures in our network infrastructure could disrupt our remote hosting service, could cause us to lose current hosting clients and sales to potential hosting clients and could result in increased expenses and reduced revenues.  Unanticipated problems affecting our network systems could cause interruptions or delays in the delivery of the hosting service we provide to some of our clients.  We provide remote hosting through computer hardware that is currently located in third-party co-location facilities in Virginia.  We do not control the operation of these co-location facilities.  Lengthy interruptions in our hosting service could be caused by the occurrence of a natural disaster, power loss, vandalism or other telecommunications problems at the co-location facilities or if these co-location facilities were to close without adequate notice.  Although we have multiple transmission lines into the co-location facilities through telecommunications service providers, we have experienced problems of this nature from time to time in the past, and we will continue to be exposed to the risk of network failures in the future.  We currently do not have adequate computer hardware and systems to provide alternative service for most of our hosted clients in the event of an extended loss of service at the co-location facilities.  If there are operational failures in our network infrastructure that cause interruptions, slower response times, loss of data or extended loss of service for our remotely hosted clients, we may be required to issue credits or pay penalties, current hosting clients may terminate their contracts or elect not to renew them, and we may lose sales to potential hosting clients.

U.S. and foreign government regulation of the Internet could cause us to incur significant expenses, and failure to comply with applicable regulations could make our business less efficient or even impossible.  The application of existing laws and regulations potentially applicable to the Internet, including regulations relating to issues such as privacy, defamation, pricing, advertising, taxation, consumer protection, content regulation, quality of products and services and intellectual property ownership and infringement, can be unclear. It is possible that U.S., state and foreign governments might attempt to regulate Internet transmissions or prosecute us for violations of their laws.  In addition, these laws may be modified and new laws may be enacted in the future, which could increase the costs of regulatory compliance for us or force us to change our business practices.  Any existing or new legislation applicable to us could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations, and dampen the growth in use of the Internet.

Specific federal laws that could also have an impact on our business include the following:

•                                           The Children’s Online Protection Act and the Children’s Online Privacy Protection Act restrict the distribution of certain materials deemed harmful to children and impose additional restrictions on the ability of online services to collect personal information from children under the age of 13; and

•                                           The Family Educational Rights and Privacy Act imposes parental or student consent requirements for specified disclosures of student information, including online information.

Our clients’ use of our software as their central platform for online education initiatives may make us subject to any such laws or regulations, which could impose significant additional costs on our business or subject us to additional liabilities.

Our facilities, personnel and financial and management systems may not be adequate to effectively manage the future expansion we believe necessary to increase our revenues and remain competitive. We anticipate that future expansion will be necessary in order to increase our revenues.  In order to effectively manage any future expansion, we may need to attract and hire additional sales, administrative, operations and management personnel.  We cannot assure you that our facilities, personnel and financial and management systems and controls will be adequate to support the expansion of our operations, and provide adequate levels of service to our customers and partners.  If we fail to effectively manage our growth, our business could be harmed.

We operate in a highly competitive industry and may not be able to compete effectively.  The market for online educational, certification and training products and services is highly competitive and we expect that competition will continue to intensify. There are no substantial barriers to entry into our business, and we expect that established and new entities will enter the market for online educational, certification and training products and services in the near future.

A number of our existing competitors, as well as a number of potential new competitors (including some of our strategic partners), have longer operating histories, greater name recognition, larger customer bases, more diversified lines of products and services and significantly greater resources than we do. Such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential customers.  In the past few years, a number of our customers have demanded upgrades to our technology platform.  Our relatively limited capital resources might not afford us a full opportunity to meet these demands.  Recently, we have noticed that some of the more widely available online course offerings, particularly those targeted to the corporate training market, are increasingly competing primarily on price, which commoditization drives down margins for all competitors in our industry. In competing against us, our strategic partners could use information obtained from us to gain an additional competitive advantage over us.  Our current and potential competitors might develop products and services that are superior to ours or that achieve greater market acceptance than ours. We might not compete effectively and competitive pressures might prevent us from acquiring and maintaining the customer base necessary for us to be successful.

As the revenue potential for online delivery of educational, certification and training courses continues to grow, the market is likely to attract a number of large, well-capitalized competitors seeking to diversify their revenue streams into this market.  Not only will some of these potential competitors be well capitalized and be willing to operate in the market at a loss to build market share, they may also acquire and/or substantially fund our other competitors which could weaken demand for our products and make it more difficult for us to reach or even prevent us from reaching profitability.

The loss or reduction of services of any member of our key personnel could prevent us from adequately executing on our business strategy.   Our future success depends on the continued contributions of our key senior management personnel, consisting of Narasimhan Kannan, Chief Executive Officer, Christopher Nelson, our part-time Chief Financial Officer, Stavros Hadjinicolaou, Vice President of Finance and Corporate Controller, Ronald Freedman, Senior Vice President, e-Learning Solutions, Laura Friedman, Vice President—Co-Publishing, Lindsay Miller, Senior Vice President, and James Stanger, Vice President of Certification. We do not maintain “key man” life insurance on any of our executive officers.  The term of Mr. Nelson’s new employment agreement is scheduled to expire in May 2006 and Mr. Hadjinicolaou has advised us he intends to terminate his employment to pursue other opportunities effective at the end of 2006.  We have filled Mr. Hadjinicolaou’s vacancy in the finance department and we are currently conducting a search for a full-time CFO candidate.  The loss of services of any of our key management personnel, whether through resignation or other causes, the reduced services of our part-time Chief Financial Officer starting in October 2006, or the inability to attract qualified personnel as needed, could prevent us from adequately executing our business strategy.

Our results of operations have fluctuated significantly from period to period, and a failure to meet the expectations of investors or the financial community at large could result in a decline in our stock price.   Our expense levels are based in part on our expectations as to future revenues. Quarterly sales and operating results generally depend on the online revenues and development and other revenues, which are difficult to forecast. In addition, past results have shown our business to be subject to a material adverse seasonality associated with the large number of holidays in the calendar fourth quarter. We may not be able to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant revenue shortfall would have an immediate adverse impact on our business and financial condition.

Our operating results may fluctuate significantly in the future as a result of a variety of factors, some of which are outside of our control. These factors include:

•                                           demand for online education and especially the demand for professional certification and continuing education;

•                                           the budgeting cycles of customers, particularly in the government and educational sectors;

•                                           seasonality of revenues corresponding to holidays in the United States;

•                                           capital expenditures and other costs relating to the expansion of operations or the acquisition of complimentary businesses;

•                                           the introduction of new products or services by us or our competitors;

•                                           the mix of the products and services sold and the channels through which those products and services are sold;

•                                           pricing or accounting changes; and

•                                           general economic conditions.

As a strategic response to a changing competitive environment, we may elect from time to time to make certain pricing, service or marketing decisions that could have a material adverse effect on us. We believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance. Due to all of the foregoing factors, it is possible that in some future quarter, our operating results will be below the expectations of public market analysts and investors. In such event, the price of our common stock would likely decline. We also believe that the price of our shares has been adversely affected, and may continue to be adversely affected, by short sales by unknown groups and by the involuntary listing of our shares in the unregulated Berlin Stock Exchange. The Berlin Stock Exchange is known to permit “naked shorts” and creates an environment for the speculation in shares that is not permitted under U.S. law.

We rely on significant customers, and if we fail to maintain and develop relationships with such customers, we might not generate revenues necessary to achieve our business objectives.  A significant portion of our revenues is generated by a limited number of customers.  For the nine months ended September 30, 2006, two customers, the U.S. Department of Veterans’ Affairs and a large insurance company, accounted for approximately 27% and 10% of our revenues, respectively.  Because the large insurance company customer is migrating its testing and courses to another platform, revenues from this customer have been decreasing significantly from and after June 30, 2006 and we do not expect further business from this customer after their contract expires in December 2006.  For the twelve months ended December 31, 2005, two customers, the U.S Department of Veterans’ Affairs and a large insurance company, accounted for approximately 36% and 20% of our revenues, respectively.  In 2004, three customers, the U.S. Department of Veterans’ Affairs, Park University and a large insurance company, accounted for approximately 27%, 25% and 21% of our revenues, respectively.  We expect that we will continue to depend on large contracts with a limited number of significant customers at least through the near future. This situation can cause our revenue and earnings to fluctuate between quarters based on the timing of contracts. Most of our customers have no obligation to purchase additional products or services from us.  Park University elected not to renew its relationship with VCampus as of May 2004. Park University represented 25% of VCampus revenues in 2004 and 36% in 2003. In addition to the loss of the revenue from Park University, our ability to compete effectively in the higher education market space has been adversely impacted by the loss of this customer.  If we fail to maintain and develop relationships with significant customers, we might not be able to generate revenues necessary to achieve our business objectives.

We rely heavily on a limited number of contracts with the U.S. government, which are subject to termination for convenience by the government at any time. While we have experienced no such terminations and have had contracts with these agencies for a number of years, should such terminations occur, they could cause a material adverse impact on our operations.  During the nine months ended September 30, 2006, and the twelve months ended December 31, 2005 and 2004, 27%, 39% and 35%, respectively, of our net revenues were derived from performance on a limited number of contracts with U.S. government agencies, primarily the Department of Veterans Affairs, which represented 27%, 36% and 27% of our net revenues for nine months ended September 30, 2006 and the twelve months ended December 31, 2005 and 2004, respectively. Therefore, any significant disruption or deterioration of our relationship with the U.S. government agencies with which we do business would significantly reduce our revenues. Our competitors continuously engage in efforts to expand their business relationships with the government and are likely to continue these efforts in the future. Our contracts with the government are generally multiyear contracts, however, they are subject to non-renewal annually, as well as termination by the government for convenience at any time. The government may choose to use contractors with competing technologies or it may decide to discontinue any of our programs altogether. In addition, the contracts that we do obtain require ongoing compliance with applicable government regulations. Termination of our contracts, a shift in government spending to other programs in which we are not involved, a reduction in government spending generally, or our failure to meet applicable government regulations could have a material adverse impact on our operations.

System failures and capacity constraints could interfere with our efforts to attract customers and attain market acceptance of our products and services.  A key element of our strategy is to generate a high volume of online traffic to our products and services. Accordingly, the performance of our products and services is critical to our reputation, our ability to attract customers and attain market acceptance of our products and services. Any system failure that causes interruptions in the availability or increases response time of our products and services would result in less usage of our products and services and, especially if sustained or repeated, would reduce the attractiveness of our products and services.  For example, in September of 2006 we experienced instability in our internally developed course delivery application that caused multiple “crashes” of the system over several weeks until the problem was corrected.  Such interruptions of service, if frequent or for sustained periods, could lead to increased customer dissatisfaction and discontinued use of our service.  Also, in 2005 we experienced a number of “downtimes” with our data center provider that we consider unacceptable.  Although we have taken actions to remedy these failures, they might recur.  In addition, our system has single points of failure and requires a weekly maintenance window, both of which increase the time the system is unavailable to our users.  An increase in the volume of use of our products and services could strain the capacity of the software or hardware we use or the capacity of our network infrastructure, which could lead to slower response time. Any failure to expand the capacity of our hardware or network infrastructure on a timely basis or on commercially reasonably terms would reduce the attractiveness of our products and services. We also depend on web browsers and Internet service providers for access to their products and services, and users may experience difficulties due to system failures unrelated to our systems, products and services.

If the security of information stored in and transmitted through computer systems of VCampus and its end-users is not adequately secured, we could incur significant liability and potential customers might be deterred from using our products and services.  We include in our products certain security protocols that operate in conjunction with encryption and authentication technology.  In addition, we monitor our system with intrusion detection devices.  Despite these technologies, our products may be vulnerable to break-ins and similar disruptive problems caused by online users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and the computer systems of end-users, which may result in significant liability for us and may also deter potential customers. For example, computer “hackers” could steal, remove or alter portions of our online courseware or customer payment and identification information. Persistent security problems continue to plague the Internet, the Web and other public and private data networks. Alleviating problems caused by third parties may require us to make significant expenditures of capital and other resources and may cause interruptions, delays or cessation of service to our customers and to us. Moreover, our security and privacy concerns and those of existing and potential customers, as well as concerns related to computer viruses, may inhibit the growth of the online marketplace generally, and our customer base and revenues in particular. We attempt to limit our liability to customers, including liability arising from a failure of the security features contained in our products, through contractual provisions limiting warranties and disallowing damages in excess of the price paid for the products and services purchased. However, these limitations might not be enforceable. We maintain liability insurance to protect against these risks.  However, this insurance may be inadequate or may not apply in some situations.

We might not be successful in responding to the changing market for our products and services.  The market for our products and services is evolving in response to recent developments relating to online technology. The market is characterized by evolving industry standards and customer demands and an increasing number of market entrants who have introduced or developed online products and services. It is difficult to predict the size and growth rate, if any, of this market. As is typical in the case of a rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty. Our future success will depend in significant part on our ability to continue to improve the performance, features and reliability of our products and services in response to both evolving demands of the marketplace and competitive product offerings, and we cannot assure that we will be successful in developing, integrating or marketing such products or services. In addition, our new product and courseware releases may contain undetected errors that require significant design modifications, resulting in a loss of customer confidence.

We might not be able to adequately protect our intellectual property rights.  We regard our copyrights, trademarks, trade secrets and similar intellectual property as critical to our success, and we rely upon trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights.

We have had certain trademark applications denied and may have more denied in the future. We will continue to evaluate the need for registration of additional marks as appropriate. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or services or to obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. Litigation may be necessary to protect our proprietary technology. Any such litigation may be time-consuming and costly, cause product release delays, require us to redesign our products or services or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect upon us. For example, we were forced to pursue legal action during 2004 to prevent unauthorized use of the web address www.vcampus.us and in 2006 to eliminate the unauthorized use of the domain name www.vcampus.ch by a third party.  These royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all.  Our means of protecting our proprietary rights might not be adequate and our competitors might independently develop similar technology, duplicate our products or services or design around patents or other intellectual property rights we have.  In addition, distributing our products through online networks makes our software more susceptible than other software to unauthorized copying and use.  For example, online delivery of our courseware makes it difficult to ensure that others comply with contractual restrictions, if any, as to the parties who may access such courseware.  If, as a result of changing legal interpretations of liability for unauthorized use of our software or otherwise, users were to become less sensitive to avoiding copyright infringement, we might not be able to realize the full value of our intellectual property rights.

Government regulation of business conducted on the Internet could decrease the demand for our products and services or increase our cost of doing business.  There are currently few laws or regulations that directly apply to activities on the Internet.  We believe that we are not currently subject to direct regulation by any government agency in the United States, other than regulations that are generally applicable to all businesses.  A number of legislative and regulatory proposals are under consideration by federal and state lawmakers and regulatory bodies and may be adopted with respect to the Internet and/or online delivery of course content.  Some of the issues that these laws and regulations may cover include user privacy, pricing and characteristics and quality of products and services.  The adoption of any such laws or regulations may decrease the growth of the Internet, which could in turn decrease the projected demand for our products and services or increase our cost of doing business.  The applicability to the Internet of existing U.S. and international laws governing issues such as property ownership, copyright, trade secret, libel, taxation and personal privacy is uncertain and developing.  For example, we recently settled an assessment brought by the Virginia Department of Taxation for use tax on third-party royalties paid by us to content providers for courses we delivered online.  Any new legislation or regulation, or application or interpretation of existing laws, could decrease online demand for our products and services or increase our costs.

We could issue additional preferred stock and take other actions that might discourage third parties from acquiring us.  Our board of directors has the authority, without further action by the stockholders, to issue shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of such shares.  In December 2005, we created and issued a new class of Series A-1 Preferred Stock.  The rights of the holders of the common stock will be subject to, and may be adversely affected by, the rights of the holders of the Series A-1 Preferred Stock and any other preferred stock that we may issue in the future, such as the new class of Series B-1 Preferred Stock we created and issued in March 2006.  Issuing preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change in control of our company.  Furthermore, the preferred stock may have other rights, including economic rights, senior to our common stock, and as a result, the existing or future preferred stock could decrease the market value of our common stock.

Certain provisions of our certificate of incorporation and our bylaws could make it more difficult for a third party to acquire, and could discourage a third party from attempting to acquire, control of VCampus.  Some of them eliminate the right of stockholders to act by written consent and impose various procedural and other requirements which could make it more difficult for stockholders to undertake certain corporate actions.  These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control of VCampus.  We may in the future adopt other measures that may have the effect of delaying, deferring or preventing a change in control of VCampus.  Certain of these measures may be adopted without any further vote or action by the stockholders, although we have no present plans to adopt any such measures.  We are also afforded the protections of Section 203 of the Delaware General Corporation Law, which could delay or prevent a change in control of VCampus, impede a merger, consolidation or other business combination involving our company or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of VCampus.

Demand for our products is susceptible to adverse economic conditions and educational funding constraints.  Our business and financial performance is influenced by adverse financial conditions affecting our target customers and by general weakness in the economy. In the short run, many corporations may not view Information and Communications Technology (“ICT”) skills training as critical to the success of their businesses. When these companies experience poor operating results, whether as a result of adverse economic conditions, competitive issues or other factors, they may decrease or delay spending on training and education. In addition, most of our academic customers are reliant on the availability of funding to pursue their existing educational programs and new initiatives. If educational funding is limited, whether as a result of overall economic conditions, budgetary constraints, the political environment or other factors, these institutions may delay or forego spending for our content and certification products.

We might not be able to use net operating loss carryforwards.  As of December 31, 2005, we had net operating loss carryforwards for federal income tax purposes of approximately $69.7 million, which will expire at various dates through 2025. Our ability to use these net operating loss and credit carryforwards to offset future tax obligations, if any, may be limited by changes in ownership.  Specifically, management believes that deemed changes in ownership resulting from our recent equity financings will likely prevent us from using part or all of the net operating losses and credit carryfowards under the IRS change in ownership rules.  We have recognized a full valuation allowance against these deferred tax assets because we have determined that it is more likely than not that sufficient taxable income will not be generated during the carryforward period available under the tax law to utilize the deferred tax assets. Any limitation on the use of net operating loss carryforwards, to the extent it increases the amount of federal income tax that we must actually pay, may have an adverse impact on our financial condition.

We do not presently anticipate paying cash dividends on our common stock.  We intend to retain all earnings, if any, for the foreseeable future for funding our business operations. Consequently, we do not anticipate paying any cash dividends on our common stock for the foreseeable future, which could deter some investors from seeking to acquire our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus discuss our plans and strategies for our business and are “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act. The words “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends” and similar expressions are meant to identify these statements as forward-looking statements, but they are not the exclusive means of identifying them. The forward-looking statements in this prospectus reflect the current views of our management; however, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed or implied by these statements, including:

•                                          our history of losses and negative operating cash flows;

•                                          we face uncertainties and risk relating to our ability to continue as a going concern;

•                                          the large number of our shares eligible for future sale could have an adverse impact on  the market price of our common stock;

•              our future capital needs and the uncertainty of additional funding;

•              our potential inability to compete effectively;

•              limited liquidity for our shares on the OTC Bulletin Board;

•              our dependence on significant clients;

•              our substantial dependence on courseware and third-party courseware providers;

•              risks associated with acquisitions, including integration of Prosoft;

•              our substantial dependence on third-party relationships;

We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For a discussion of important risks of an investment in our common stock, including factors that could cause actual results to differ materially from results referred to in the forward-looking statements, see the “Risk Factors” section of this prospectus. In light of the risks and uncertainties discussed in “Risk Factors” and elsewhere in this prospectus, events referred to in forward-looking statements in this prospectus might not occur.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock offered by the selling stockholders.  We are registering the shares for resale to provide the holders thereof with freely tradable securities, but the registration of such shares does not necessarily mean that any of such shares will be offered or sold by the holders thereof.

SELLING STOCKHOLDERS

The shares offered under this prospectus may be sold from time to time for the account of the selling stockholders named in the following tables.  The table below, which provides information regarding the shares of common stock issued or issuable in connection with private placements we completed in March 2006, December 2005, and March 2005, contains information regarding each selling stockholder’s beneficial ownership of shares of our common stock as of October 31, 2006 and as adjusted to give effect to the presumed sale of all the shares.  As of October 31, 2006, we had 10,162,924 shares of common stock outstanding.

	Number of Shares Beneficially Owned	Number of Shares	Beneficial Ownership After Offering(1)
Name	Prior to Offering	To Be Sold in Offering	Number of Shares	Percent of Class

Barry K. Fingerhut(2)	2,401,078	2,889,997	293,380	2.5%

St. Cloud Capital Partners, LP(3)	3,650,273	2,583,606	1,066,667	8.4%

Alpha Capital A.G(4)	2,787,704	1,937,704	849,999	7.0%

David Holzer(5)	1,583,182	2,173,002	—	—

Dolphin Offshore Partners, LP(6)	1,924,525	1,401,661	522,864	4.6%

Chestnut Ridge Partners, LP(7)	829,234	595,902	233,332	2.2%

David Holzer IRA(8)	348,462	242,213	106,249	1.0%

Narasimhan P. Kannan(9)	493,989	80,737	413,252	4.0%

Oberon Securities LLC(10)	206,557	206,557	—	—

Octagon Capital(11)	117,973	55,473	62,500	*

David & Lesley Holzer, JT WROS	56,250	56,250	—	—

Investment Strategies Fund LP(12)	281,250	281,250	—	—

Kingsbridge Capital LTD(13)	146,250	146,250	—	—

Fingerhut, Marocco & Senchak(14)	59,817	50,852	8,965	*

Sherleigh Associates Profit Sharing Plan(15)	1,132,405	1,132,405		—	—

Atlas Capital (Q.P.), L.P.(16)	32,324	32,324		—	—

Atlas Capital Master Fund, L.P.(16)	82,707	82,707		—	—

Precept Capital Master Fund GP(17)	199,387	199,387		—	—

Ronald I. Heller, IRA	38,344	38,344		—	—

Alexandra Global Master Fund Ltd	134,202	134,202		—	—

Sherleigh Associates LLC(18)	326,688	326,688		—	—

Christopher L. Nelson	227,050	3,750		223,300	2.2%

Totals:	17,059,651	14,651,263	(19)	3,780,507	16.9%

*  Less than one percent

(1)                                    Assumes the sale of all the shares offered hereby.  This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for resale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the outstanding shares of our common stock.

(2)                                    With respect to this selling stockholder, the shares beneficially owned consist of: (i) 1,520,927 shares of common stock and 655,842 shares of common stock issuable upon exercise or conversion of warrants, options, preferred stock and convertible notes, all held by Mr. Fingerhut directly; (ii) 135,374 and 10,921 shares of common stock and 10,928 and 929 shares of common stock issuable upon exercise of warrants, all held by Wheatley Partners, L.P. and Wheatley Foreign Partners, L.P., respectively, two investment partnerships of which Mr. Fingerhut serves as an officer of the General Partner; (iii) 42,226 shares of common stock and 17,591 shares of common stock issuable upon exercise of warrants, all held in a joint account with respect to which Mr. Fingerhut has investment and voting power; and (iv) 6,340 shares of common stock held by Mr. Fingerhut’s spouse.  Mr. Fingerhut disclaims beneficial ownership of the shares held by Wheatley Partners, L.P. and Wheatley Foreign Partners, L.P., except to the extent of his pecuniary interest therein.  The shares to be sold by Mr. Fingerhut include:  (i) 701,220 shares of common stock issuable upon conversion of Series B-1 Preferred Stock (at the assumed conversion price floor of $0.37 per share); and (ii) 500,000 shares issuable upon the exercise of warrants with a floating exercise price.

(3)                                    This selling stockholder is controlled by SCGP, LLC, its general partner, which is in turn controlled by its managing members, Marshall Geller, Robert Lautz and Kacy Rozelle.  With respect to this selling stockholder, the shares to be sold consist of a combination of (i) 1,600,000 shares of common stock issuable upon conversion of Series A-1 Preferred Stock, and (ii) 983,607 shares of common stock issued or issuable upon exercise of warrants.

(4)                                    This selling stockholder is controlled by Konrad Ackerman and Rainer Posch.  With respect to this selling stockholder, the shares to be sold consist of a combination of (i) 1,200,000 shares of common stock issuable upon conversion of Series A-1 Preferred Stock, and (ii) 737,705 shares of common stock issued or issuable upon exercise of warrants.

(5)                                    With respect to this selling stockholder, the shares to be sold include (i) 600,000 shares of common stock issuable upon conversion of Series A-1 Preferred Stock, (ii) 701,220 shares of common stock issuable upon conversion of Series B-1 Preferred Stock (at the assumed conversion price floor of $0.37 per share); and (iii) 868,852 shares of common stock issuable upon exercise of warrants.  31,250 of the shares issuable upon exercise of warrants are held jointly by the selling stockholder and his spouse.

(6)                                    This selling stockholder is controlled by Peter E. Salas.  The shares to be sold consist of:  (i) 289,076 shares of common stock; and (ii) 600,000 shares of common stock issuable upon conversion of Series A-1 Preferred Stock; and (iii) 512,585 shares of common stock issuable upon exercise of warrants.

(7)                                    This selling stockholder is controlled by Kenneth Pasternak, the managing member of the selling stockholder’s general partner. With respect to this selling stockholder, the shares to be sold consist of a combination of (i) 350,000 shares of common stock issuable upon conversion of Series A-1 Preferred Stock; and (ii) 245,902 shares of common stock issued or issuable upon exercise of warrants.

(8)                                    With respect to this selling stockholder, the shares to be sold consist of a combination of:  (i) 150,000 shares of common stock issuable upon conversion of Series A-1 Preferred Stock; and (ii) 92,213 shares of common stock issued or issuable upon exercise of warrants.

(9)                                    Shares beneficially owned before the offering by this selling stockholder include 353,165 shares of common stock issuable upon the exercise of options.  With respect to this selling stockholder, the shares to be sold consist of a combination of:  (i) 50,000 shares of common stock issuable upon conversion of Series A-1 Preferred Stock; and (ii) 30,737 shares of common stock issued or issuable upon exercise of warrants.

(10)                              With respect to this selling stockholder, the shares to be sold consist solely of shares of common stock issuable upon exercise of warrants, which were issued as payment of a finder’s fee in connection with our December 2005 private placement.  This selling stockholder is controlled by Nicole Schmidt, Elad Epstein and Adam Breslawsky.

(11)                              Consists entirely of shares paid as consulting fees.  This selling stockholder is controlled by Steven Hart.

(12)                            This selling stockholder is controlled by Matthew Shefler.  Shares to be sold by this selling stockholder consist of:  (i) 125,000 shares of common stock; and (ii) 156,250 shares of common stock issuable upon exercise of warrants.

(13)                            This selling stockholder is controlled by Adam Gurney and Valentine O’Donoghue.  Shares to be sold by this selling stockholder consist of:  (i) 65,000 shares of common stock; and (ii) 81,250 shares of common stock issuable upon the exercise of warrants.

(14)         Mr. Fingerhut controls this selling stockholder.

(15)                              Jack Silver is the trustee for this selling stockholder, and as such he exercises control over the shares held by it.  Shares to be sold by this selling stockholder consist of:  (i) 483,130 shares of common stock; (ii) 483,132 shares of common stock issuable upon the exercise of warrants; and (iii) 166,143 shares issuable upon the conversion of convertible debt.

(16)                              This selling stockholder is controlled by Robert H. Alpert.  Shares to be sold by this selling stockholder consist of shares issuable upon the conversion of convertible debt.

(17)                            This selling stockholder is controlled by D. Blair Baker.  Shares to be sold by this selling stockholder consist of:  (i) 122,700 shares of common stock issuable upon exercise of warrants; (ii) and 76,687 shares issuable upon conversion of convertible debt.

(18)                              With respect to this selling stockholder, the shares to be sold consist of:  (i) 76,688 shares of outstanding common stock; and (ii) 250,000 shares of common stock issued or issuable upon exercise of outstanding warrants.

(19)                              As a precaution and without admission of liability of any kind, we have voluntarily elected to register for resale hereunder a number of shares based upon an assumed conversion price for the Series A-1 Preferred Stock of $0.288 per share, even though we believe the actual conversion price is $0.30 per share.  One of our Series A-1 investors has claimed the right to convert at $0.288 based on the 6% discount that we offered on the convertible note issued in our September 2006 financing, which carries a $0.30 conversion price.

DIVIDEND POLICY

We have never paid a cash dividend on our common stock and we do not anticipate paying cash dividends on our common stock in the foreseeable future.  Moreover, any additional preferred stock that we could issue in the future and any future credit facilities might contain restrictions on our ability to declare and pay dividends on our common stock. We plan to retain all earnings, if any, for the foreseeable future for use in the operation of our business and to fund the pursuit of future growth. Future dividends, if any, will depend on, among other things, our results of operations, capital requirements and on such other factors as our Board of Directors, in its discretion, may consider relevant.

MARKET FOR SECURITIES

On July 5, 2006 our common stock was transitioned to the Over-the-Counter Bulletin Board.  Our stock currently trades under the symbol “VCMP.OB”.  Prior to July 5, 2006 our common stock was traded on the Nasdaq Capital Market under the symbol “VCMP”. For each full fiscal quarter since the beginning of 2004, the high and low bid quotations for our common stock were as follows:

	High	Low
2006
First quarter	$0.77	$0.51
Second quarter	$0.75	$0.26
Third quarter	$0.45	$0.10
Fourth quarter (through December 18, 2006)	$0.25	$0.12

2005
First quarter	$2.33	$1.31
Second quarter	$1.72	$0.85
Third quarter	$1.49	$0.71
Fourth quarter	$1.00	$0.41

2004
First Quarter	$3.74	$1.42
Second Quarter	$10.00	$1.95
Third Quarter	$3.20	$1.03
Fourth Quarter	$2.95	$1.04

The foregoing bid quotations reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions, and may not represent actual transactions.

On December 18, 2006, the high and low sales prices of our common stock, as reported on the OTC Bulletin Board, were $0.18 and $0.17, respectively. As of March 20, 2006, the number of record holders of our common stock was 126 and we believe that the number of beneficial owners was approximately 2,000.

SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this prospectus. The consolidated statement of operations data set forth below with respect to the years ended December 31, 2003, 2004 and 2005 and the consolidated balance sheet data as of December 31, 2004 and 2005 are derived from, and are referenced to, the audited consolidated financial statements of VCampus included elsewhere in this prospectus. The consolidated statement of operations data set forth below with respect to the years ended December 31, 2001 and 2002 and the consolidated balance sheet data as of December 31, 2001, 2002 and 2003 are derived from financial statements not included in this prospectus.

The unaudited nine-month financial information is derived from our financial records and includes all adjustments (consisting only of normal recurring adjustments) necessary to present our consolidated financial position for the respective periods.

Please be advised that historical results are not necessarily indicative of the results to be expected in the future.

Statement of Operations Data:

(In thousands except per share data)

	Year Ended December 31,
	2001	2002	2003	2004	2005
Net revenues(1):
Online tuition revenues	$5,782	$5,330	$5,508	$4,498	$4,046
Virtual campus software revenues	72	—	—	—	—
Online development and other revenues	687	496	448	318	518
Product sales revenues	45	—	—	—	—
Other service revenues	122	100	110	48	—
Instructor-led training revenues	102	—	—	—	—
Total net revenues	6,810	5,926	6,066	4,864	4,564

Costs and expenses:
Cost of revenues	1,093	1,462	1,718	1,357	1,731
Sales and marketing	4,554	2,689	2,138	1,895	1,723
Product development and operations	2,273	2,536	2,475	2,725	2,649
General and administrative	2,045	1,693	1,910	1,687	1,488
Sales and use tax assessment	—	—	—	—	—
Depreciation and amortization	2,154	1,356	880	1,227	1,574
Reorganization and other non-recurring charges	188	192	173	—	—
Stock-based compensation	441	76	126	154	110
Total costs and expenses	12,748	10,004	9,420	9,045	9,275

Loss from operations	(5,938)	(4,078)	(3,354)	(4,181)	(4,711)
Other income (expense):
Other income	—	422	207	183	—
Interest income (expense)	5	(220)	(112)	(2,581)	(1,155)
Loss on debt extinguishments	—	(503)	—	—	—
Net loss	$(5,933)	$(4,379)	$(3,259)	$(6,579)	$(5,866)

Dividends to preferred stockholders	(649)	(2,768)	(2,927)	—	(14)
Net loss attributable to common stockholders	$(6,582)	$(7,147)	$(6,186)	$(6,579)	$(5,880)

Net loss per share	$(5.23)	$(4.79)	$(1.81)	$(0.97)	$(0.63)

Net loss per share—assuming dilution	$(5.23)	$(4.79)	$(1.81)	$(0.97)	$(0.63)

	As of December 31,					As of September 30,
	2001	2002	2003	2004	2005	2005	2006
Balance Sheet Data:
Working capital (deficit)	$(885)	$(828)	$(1,187)	$1,820	$701	$(414)	$(610)
Total assets	7,012	4,373	4,864	7,119	5,478	2,439	7,685
Total liabilities	4,198	2,725	2,828	2,274	2,817	3,339	6,262
Accumulated deficit	(77,060)	(84,207)	(90,393)	(96,972)	(102,852)	(101,544)	(111,200)
Total stockholders’ equity	2,814	1,648	2,035	4,845	2,661	1,921	1,422

(1)  Prior to its acquisition of Prosoft in June 2006, the Company derived certification-related revenues solely as a component of online tuition through its Select Partner agreements.  To reconcile the revenues as reclassified for the nine-month periods ended September 30, 2006 and 2005 throughout this prospectus with the prior year periods, the table below illustrates the online tuition breakdown between certification-related and learning portal revenues for the periods indicated.

	Year Ended December 31,
	2001	2002	2003	2004	2005
Online tuition revenues:
Certification related revenues	$—	$—	$12	$199	$691
Learning portal revenues	5,782	5,330	5,496	4,299	3,355
Total online tuition revenues	$5,782	$5,330	$5,508	$4,498	$4,046

This table includes financial statements for the nine-month period ended September 30, 2006 reflecting a different classification of certain revenues from classifications previously presented.  Management determined that this reclassification was appropriate to provide a more meaningful presentation of our performance following the acquisition of Prosoft Learning Corporation in June 2006.  The classification for prior period comparisons has likewise been revised to conform to the current period classifications. Management continues to view the company as one operating segment.

This reclassification does not cause total revenues reported herein for the nine-month periods ended September 30, 2006 and 2005 to vary from what had previously been reported, and has no impact on our current or previously reported assets, liabilities or net loss.  See “Notes to Financial Statements” and “Management’s Discussion and Analysis of Operations and Results of Operations” for further information.

	Nine Months Ended September 30,
	2005	2006
Revenues:
Certification and related revenues	$506	$2,498
Learning portal revenues	2,580	2,145
Development and other revenues	380	567
Net revenues	3,466	5,210
Costs and expenses:
Cost of revenues	1,345	1,824
Sales and marketing	1,304	1,674
Product development and operations	2,015	2,152
General and administrative	1,151	1,926
Sales and use tax assessment	—	400
Depreciation and amortization	1,117	1,271
Impairment of goodwill	—	329
Stock-based compensation	92	665
Total costs and expenses	7,024	10,240
Loss from operations	(3,558)	(5,031)
Interest expense and amortization of debt discount and debtoffering costs, net	(1,013)	(429)
Net loss	$(4,571)	$(5,460)
Dividends to preferred stockholders	—	(2,888)
Net loss attributable to common stockholders	$(4,571)	$(8,348)
Net loss per share, basic	$(0.50)	$(0.86)
Net loss per share — assuming dilution	$(0.50)	$(0.86)

SUPPLEMENTARY QUARTERLY FINANCIAL DATA

Certain quarterly financial data regarding VCampus is set forth below (in thousands, except share data):

	Three Months Ended June 30, 2004	Three Months Ended September 30, 2004	Three Months Ended December 31, 2004	Three Months Ended March 31, 2005	Three Months Ended June 30, 2005	Three Months Ended September 30, 2005	Three Months Ended December 31, 2005	Three Months Ended March 31, 2006	Three Months Ended June 30, 2006	Three Months Ended September 30, 2006

Net revenues	$1,465	$918	$987	$1,129	$1,093	$1,245	$1,098	$1,277	$1,408	$2,525
Gross profit	$1,103	$613	$662	$669	$703	$749	$713	$864	$918	1,604
Net loss	$(2,298)	$(1,768)	$(1,724)	$(1,903)	$(1,456)	($1,212)	($1,295)	$(1,842)	$(1,443)	$(1,756)
Dividends to preferred stockholders	—	—	—	—	—	—	$(14)	$(66)	$(1,182)	$(1,641)
Net loss attributable to common stockholders	$(2,298)	$(1,768)	$(1,724)	$(1,903)	$(1,456)	($1,212)	$(1,309)	$(1,907)	$(2,624)	$(3,397)
Net loss per share (excluding dividends)	$(0.34)	$(0.24)	$(0.22)	$(0.22)	$(0.15)	$(0.13)	$(0.14)	$(0.19)	$(0.15)	$(0.18)
Net loss per share to common stockholders	$(0.34)	$(0.24)	$(0.22)	$(0.22)	$(0.15)	$(0.13)	$(0.14)	$(0.20)	$(0.27)	$(0.34)
Weighted average number of shares outstanding	6,761,850	7,369,419	7,748,578	8,518,708	9,423,537	9,522,338	9,588,057	9,613,712	9,688,235	9,962,534

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIALCONDITION AND RESULTS OF OPERATION

You should read the following discussion in conjunction with our consolidated financial statements and the notes and other financial information appearing elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including those discussed in “Risk Factors” and elsewhere in this prospectus.

Reclassification of Revenues

This prospectus includes financial statements for the nine-month period ended September 30, 2006 reflecting a different classification of certain revenues from classifications previously presented.  Management determined that this reclassification was appropriate to provide a more meaningful presentation of the Company’s performance following our acquisition of Prosoft Learning Corporation in June 2006.  The classification for prior period comparisons has likewise been revised to conform to the current period classifications. Management continues to view the Company as one operating segment.

This reclassification does not cause total revenues reported herein for the  nine-month periods ended September 30, 2006 and 2005 to vary from what had previously been reported, and has no impact on our current or previously reported assets, liabilities or net loss.

Overview

Our revenues are derived from two primary sources:

•                                              online tuition revenues; and

•                                              development and other revenues;

Online tuition revenues are generated primarily from online tuition derived from corporate, government and association customers and sales of our Select Partner courseware. Development and other revenues consist primarily of fees paid to us for creating and developing new online courseware and web-enabling existing courseware.

On June 12, 2006, we acquired Prosoft, a provider of information and communications technology (“ICT”) curriculum and certifications to secondary, postsecondary and vocational and corporate training institutions. Prosoft’s operations have historically been organized into two business segments: (a) Content Development and Distribution, in which Prosoft, through its ComputerPREP division, publishes and/or distributes instructor-led courseware on topics including CompTIA (A+, Network+), Adobe, Cisco, Microsoft Office, Microsoft Technical Certifications, Linux (LPI), Oracle, convergence technology and project management, amongst others; and (b) Certification Development and Management, through which Prosoft owns and manages two proprietary job-role certifications, Certified Internet Web Professional (“CIW”) and Certified in Convergent Network Technologies (“CCNT”), and has developed and manages the Convergence Technology Professional (“CTP”) certification program for the Telecommunications Industry Association (“TIA”). With more than 84,000 certificates issued, the CIW program is the world’s largest and fastest-growing Internet Technology certification program.  The CIW certification program has been endorsed by Departments of Education and/or Departments of Workforce Development in 12 U.S. states, as well as by a growing number of governments, trade associations and schools around the world. We believe there is significant potential for additional growth in both domestic and international markets given the growing trend of Internet skills being taught in secondary and post-secondary classrooms. The CTP certification is a certification for professionals working with convergence technologies such as Voice over Internet Protocol (VOIP).

We paid for the cash portion of the Prosoft acquisition price from our existing cash reserves without raising additional funds. In addition to the approximately $1.4 million in cash paid for the purchase we incurred approximately $250,000 in transaction-related costs and assumed net liabilities of approximately $700,000 (as adjusted from the original amount of approximately $400,000 at Closing), the majority of which were immediately due and payable. As such, we substantially depleted our working capital and increased our short-term liabilities. This decrease in liquidity may impact our ability to continue as a going concern. We addressed this issue by raising approximately $2.82 million in gross additional funds to replenish the cash used in the Prosoft acquisition.

During the three months ended June 30, 2006, we entered into a Select Partner Agreement with the Institute of Management Accountants (IMA®). This agreement is in addition to the 14 Select Partner Agreements we have entered into since 2003. Under these agreements, we have developed and plan to develop and market online curricula for large targeted markets in financial management, certified treasury recertification, project management certification, continuing education in nursing, corporate and government contract management, forensic nursing specialty designation, financial research analysts’ requirements, regulatory affairs in the health products industry, management accounting and intrusion detection technology. Virtually all of the curricula relate to either continuing education credits or preparation for a professional certification or licensure.

Critical Accounting Policies and Significant Judgment and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments related to revenue recognition and capitalized software and courseware development costs. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.  Our accounting policies, which are significantly affected by management’s estimates and assumptions, are as follows:

Revenue Recognition

We derive our revenues from the following sources—certification related revenues, learning portal revenues and development and other revenues. Certification related revenues are derived from sales of online courses (online tuition) and sales of course materials such as books, CD-ROMs, Web-based course books, assessment products and content licenses, all of which prepare learners for certifications in a variety of areas.  Certification related revenues also include fees paid by certification candidates to take our certification tests and annual fees received from education partners, including CIW and CTP ATPs.  Learning portal revenues are derived from sales of online courses to our government, corporate and higher education customers. Development and other revenues consist primarily of fees paid to us for developing and converting courseware.

Online tuition revenue is recognized in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104). SAB 104 generally requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management’s judgments regarding the fixed nature of the fee charged for services rendered and the collectibility of those fees.  Should changes in conditions cause management to determine these criteria are not met for certain sales, revenue recognized for any reporting period could be adversely affected.  Online tuition revenues are generated primarily through two types of contracts: (i) time-based subscriptions and (ii) usage-based contracts.  Under subscription contracts, revenue is recognized ratably (on a straight-line basis) over the subscription period.  For usage contracts, revenue is recognized upon enrollment in a course. Once a student has enrolled in a course, he generally cannot cancel delivery of a course or receive a refund.  On rare occasions, we may extend the subscription length for a specific student’s course at no charge. Initial set-up fees related to all online tuition services are recognized ratably (on a straight-line basis) over the contract term.

Development and other revenues consist primarily of fees paid to us for developing and converting courseware.  For arrangements that include more than one element, we allocate the total arrangement fee among each deliverable based on vendor-specific objective evidence (“VSOE”) of the relative fair value of each deliverable. VSOE is determined using the price charged when that element is sold separately by us. Development and other revenues earned under courseware conversion contracts are recognized relative to our proportionate performance based on the ratio that total costs incurred to-date bear to total estimated costs. We use direct labor hours as the key criteria to measure progress towards completion. We develop our estimates to complete a project based on budgeted total costs and periodic assessment by our project managers.

We sometimes recognize development and other revenues as a separate element of an arrangement with a customer that also contains an element to provide courseware delivery services.  The SEC Staff believes that the best indicator that a separate element exists is that a vendor sells or could readily sell that element unaccompanied by other elements.  We have a history of selling courseware development and conversion services unaccompanied by other elements.  Further, EITF 00-21 (“Revenue Arrangements with Multiple Deliverables”) states that a deliverable should be segmented and accounted for separately from the remainder of the arrangement if: (1) there is objective and reliable evidence of the fair value of the element and (2) the element does not affect the quality of use or the value of the other elements and the element can be purchased from an unrelated vendor without effecting the quality of use or value of the other elements. We believe that the hourly rates charged for development revenues are consistent and represent the fair value of these services.

In most cases, development projects are requested after delivery of online tuition services has begun (i.e. no development work was considered when terms of the online tuition agreement were negotiated).  We have demonstrated the ability for our developed and converted material to be used in the absence of our platform.  In addition, customers can use other vendors to develop electronic course material or develop course material internally for use on our platform.  Accordingly, management believes that separate recognition of development revenues for customers who have online tuition contracts is appropriate.

Content revenues include fees received from the sale of course materials such as books, CD-ROMs, Web-based course books, assessment products and content licenses. We recognize content revenue from the sale of course books and other products when they are shipped. Shipping and handling charges are invoiced to the customer and are included in gross revenues, reduced by our actual shipping expenses. Content licenses are either purchased on a fee-per-use basis or for a one-time fee. Revenue is recognized over the period in which we have a commitment for continuing involvement or obligation to provide services to the customer. In most cases, no such commitment exists, and revenue is recognized when content is shipped.

Certification revenues include fees paid by certification candidates to take the Company’s certification tests and annual fees received from education partners, including CIW and CTP ATPs. We recognize certification revenue when certification tests are administered, and partner fees over the period during which there is a commitment for continuing involvement or obligation to provide services to the partner.

We account for cash received from customers as prepayments for future services as deferred revenue. We recognize revenue associated with those cash receipts in accordance with the above policies.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments.  If the financial condition of those customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required in future periods.

Capitalized Software and Courseware Development Costs

We capitalize costs associated with internally developed software in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (SOP 98-1). SOP 98-1 provides guidance for the treatment of costs associated with computer software development and defines those costs to be capitalized and those to be expensed.  Costs that qualify for capitalization are external direct costs, payroll, payroll-related costs, and interest costs.  Costs related to general and administrative functions are not capitalizable and are expensed as incurred. We capitalize software and courseware development costs when the projects under development reach technological feasibility. Many of our new courses leverage off of proven delivery platforms and are primarily content, which has no technological hurdles. As a result, a significant portion of our courseware development costs qualify for capitalization due to the concentration of our development efforts on the content of the courseware.  Technological feasibility is established when we have completed all planning, designing, coding, and testing activities necessary to establish that a course can be produced to meet its design specifications. Capitalization ends when a course is available for general release to our customers, at which time amortization of the capitalized costs begins.  Amortization of such costs is based on the greater of (1) the ratio of current gross revenues to the sum of current and anticipated gross revenues, or (2) the straight-line method over the remaining economic life of the VCampus or courseware, typically two to three years.  It is possible that those anticipated gross revenues, the remaining economic life of the products, or both, may be reduced as a result of future events.

We evaluate capitalized software costs in accordance with the provisions of Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets (as amended)”. In assessing whether there is an impairment issue with respect to capitalized software costs, we determined that there is no reliable basis for estimating future gross revenues related to our capitalized software.  However, our capitalized software is expected to continue operations well into the future.  As it represents a majority of our business, we do not expect the revenue stream relating to online courses to end and, accordingly, we will continue to make modifications in order for our capitalized software to remain viable.  In estimating future expected cash flows (i.e. inflows less outflows) we use historical cash flows that are directly associated with the online tuition revenue and an estimate of the outflows that are expected to arise as a direct result of the use and eventual disposition of the asset.

We evaluate capitalized courseware development costs typically every quarter or more frequently if events or changes in circumstances indicate that the asset might be impaired, to determine if the unamortized balance related to any given course exceeds the estimated net realizable value of that course. Estimating net realizable value requires us to estimate future revenues and cash flows to be generated by the course and to use judgment in quantifying the amount, if any, to be written off. We consider courseware development costs impaired when the carrying amount is not recoverable and exceeds the asset’s fair value. The carrying amount is deemed unrecoverable if it is greater than the sum of undiscounted cash flows expected to result form use and eventual disposition of the asset. We recognize an impairment charge equal to the excess of the carrying amount over the fair value of the asset.

In estimating future cash flows (i.e., inflows less outflows) we use only those directly associated with the use and ultimate disposition of the underlying asset. In estimating future cash flows to test for recoverability we take all available evidence into account based on our planned usage of the underlying asset and use assumptions consistent with those used to develop other information (i.e., internal projections, forecasts, and budgets).  The period over which cash flows are projected is based on the remaining useful life of the underlying asset. As a result of our analysis, we recorded provisions for impairment relating to capitalized courseware development costs.

Goodwill and Other Identifiable Intangibles

Management assesses the recoverability of goodwill and other identifiable intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  When management determines that the carrying value of goodwill or other identifiable intangibles is not recoverable, an impairment loss is recognized to the extent the carrying value of the asset exceeds its fair value.  Fair value can be estimated using a number of techniques including quoted market prices, valuations by third parties and discounted cash flow analysis.  The fair value of the asset could be different using different estimates and assumptions in these valuation techniques.

In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangibles,” goodwill and other indefinite-lived intangibles are subject to an annual impairment review.  We may determine through the impairment review process that goodwill or other indefinite-lived intangibles have been impaired, resulting in an impairment charge in the period the review is completed.

Derivative financial instruments

We do not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks.

We review the terms of convertible debt and equity instruments that we issue to determine whether there are embedded derivative instruments, including the embedded conversion option, that are required to be bifurcated and accounted for separately as a derivative financial instrument. When the risks and rewards of any embedded derivative instrument are not “clearly and closely” related to the risks and rewards of the host instrument, the embedded derivative instrument is generally required to be bifurcated and accounted for separately. If the convertible instrument is debt, or has debt-like characteristics, the risks and rewards associated with the embedded conversion option are not “clearly and closely” related to that debt host instrument. The conversion option has the risks and rewards associated with an equity instrument, not a debt instrument, because its value is related to the value of our common stock. Nonetheless, if the host instrument is considered to be “conventional convertible debt” (or “conventional convertible preferred stock”), bifurcation of the embedded conversion option is generally not required. However, if the instrument is not considered to be conventional convertible debt (or conventional convertible preferred stock), bifurcation of the embedded conversion option may be required in certain circumstances. Generally, where the ability to physical or net-share settle the conversion option is deemed to be not within the control of us, the embedded conversion option is required to be bifurcated and accounted for as a derivative financial instrument liability.

In connection with the sale of convertible debt and equity instruments, we may also issue freestanding options or warrants. Additionally, we may issue options or warrants to non-employees in connection with consulting or other services they provide. Although the terms of the options and warrants may not provide for net-cash settlement, in certain circumstances, physical or net-share settlement may be deemed to not be within the control of the us and, accordingly, we may be required to account for these freestanding options and warrants as derivative financial instrument liabilities, rather than as equity.

Derivative financial instruments are required to be initially measured at their fair value. For derivative financial instruments that shall be accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to income.

In circumstances where the embedded conversion option in a convertible instrument may be required to be bifurcated and there are also other embedded derivative instruments in the convertible instrument that are required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

If the embedded derivative instrument is to be bifurcated and accounted for as a liability, the total proceeds received will be first allocated to the fair value of the bifurcated derivative instrument. If freestanding options or warrants were also issued and are to be accounted for as derivative instrument liabilities (rather than as equity), the proceeds are next allocated to the fair value of those instruments. The remaining proceeds, if any, are then allocated to the convertible instrument itself, usually resulting in that instrument being recorded at a discount from its face amount. In circumstances where a freestanding derivative instrument is to be accounted for as an equity instrument, the proceeds are allocated between the convertible instrument and the derivative equity instrument, based on their relative fair values.

To the extent that the fair values of the bifurcated and/or freestanding derivative instrument liabilities exceed the total proceeds received, an immediate charge to income is required to be recognized, in order to initially record the derivative instrument liabilities at their fair value. The discount from the face value of the convertible debt instrument is required to be amortized over the life of the instrument through periodic charges to income, using the effective interest method. When the instrument is convertible preferred stock, the periodic amortization of the discount is charged directly to retained earnings.

We review the classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, at the end of each reporting period. Derivative instrument liabilities are required to be classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date. We currently do not have any derivative instruments that are required to be bifurcated and recorded as liabilities.

Stock-based Compensation

Stock-based compensation expense:  Effective January 1, 2006, we adopted the fair value recognition provisions of FASB Statement No. 123R, using the modified prospective transition methods, and therefore we have not restated prior periods’ results.  Under this method we recognize compensation expense for share-based payments granted to employees after January 1, 2006 and for other grants made prior to but not yet vested as of January 1, 2006, in accordance with Statement No. 123R.  Under the fair value recognition provisions of Statement No. 123R, we recognize stock-based compensation net of an estimated forfeiture rate and only recognize compensation cost for those shares expected to vest on a straight-line basis over the requisite service period of the award.  Prior to Statement No. 123R adoption, we accounted for share-based payments to employees under Accounting Principles Board Option No. 25, Accounting for Stock Issued to Employees (“APB 25”), and accordingly, we generally recognized compensation expense only when we granted options with a discounted exercise price below fair market value.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the input of highly subjective assumptions, including the expected life of the share-based payment awards and stock price volatility.  Management has determined that historical realized volatility calculated since our initial public offering is a reasonable indicator of expected volatility and future stock price trends. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period. See Note D to the Consolidated Financial Statements for a further discussion on stock-based compensation.

Impact of Prosoft acquisition

Prosoft recorded total revenues of $7,032,000 for its most recent fiscal year ended July 31, 2005 and a net loss of $2,608,000 during that period. Based on Prosoft’s fiscal 2005 revenues, we expect that the acquisition will more than double our total revenues, as well as more than double our certification-related revenues. We also expect the acquisition to increase related operating expenses going forward although we expect substantial savings due to synergies primarily in the general and administrative and sales and marketing areas. We have incurred and expect to incur costs and expenses associated with completing and integrating the acquisition.

Purchase Accounting and Goodwill

As the result of acquisitions, any excess purchase price over the net tangible and identifiable intangible assets acquired are recorded as goodwill. A preliminary allocation of the purchase price to tangible and intangible net assets acquired is based upon a preliminary valuation and our estimates and assumptions may be subject to change. We assess the impairment of goodwill in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Accordingly, we test our goodwill for impairment annually on December 31, or whenever events or changes in circumstances indicate an impairment may have occurred, by comparing its fair value to its carrying value. Impairment may result from, among other things, deterioration in the performance of the acquired business, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of the acquired business, and a variety of other circumstances. If we determine that an impairment has occurred, we are required to record a write-down of the carrying value and charge the impairment as an operating expense in the period the determination is made. Although we believe goodwill is appropriately stated in our consolidated financial statements, changes in strategy or market conditions could significantly impact these judgments and require an adjustment to the recorded balance.

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total net revenues for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
Statement of Operations Data:
Revenues:
Online tuition revenues	90.8%	92.5%	88.6%
Development and other revenues	7.4	6.5	11.4
Content revenues	0.0	0.0	0.0
Certification revenues	0.0	0.0	0.0
Other service revenues	1.8	1.0	0.0
Total net revenues	100.0	100.0	100.0
Costs and expenses:
Cost of revenues	28.3	27.9	37.9
Sales and marketing	35.2	39.0	37.8
Product development and operations	40.8	56.0	58.0
General and administrative	31.5	34.7	32.6
Sales and use tax assessment	0.0	0.0	0.0
Depreciation and amortization	14.5	25.2	34.5
Reorganization and other non-recurring charges and stock based compensation	5.0	3.2	2.4
Total costs and expenses	155.3	186.0	203.2
Loss from operations	(55.3)	(86.0)	(103.2)
Other income (expense):
Other income	3.4	3.8	0.0
Interest expense	(1.8)	(53.1)	(25.3)
Net loss	(53.7)%	(135.3)%	(128.5)%

	Nine Months Ended September 30,
	2005	2006
Statement of Operations Data:
Revenues:
Certification and related revenues	14.6%	47.9%
Learning portal revenues	74.4	41.2
Development and other revenues	11.0	10.9
Total net revenues	100.0	100.0
Costs and expenses:
Cost of revenues	38.8	35.0
Sales and marketing	37.6	32.1
Product development and operations	58.1	41.3
General and administrative	33.2	37.0
Sales and use tax assessment	0.0	7.7
Depreciation and amortization	32.2	24.4
Impairment of goodwill	—	6.3
Stock based compensation	2.7	12.8
Total costs and expenses	202.6	196.6
Loss from operations	(102.6)	(96.6)
Other income (expense):
Interest expense	(29.3)	(8.2)
Net loss	(131.9)%	(96.8)%
Dividends to preferred stockholders	0.0	(55.4)
Net loss to common stockholders	(131.9)%	(160.2)%

Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005

For the nine months ended September 30, 2006, we incurred a net loss to common stockholders of $8,347,970 (or $0.86 per share) compared to a net loss to common stockholders of $4,571,204 (or $0.50 per share) for the nine months ended September 30, 2005. The net loss for the nine months ended September 30, 2006 includes $328,317 of goodwill impairment charges, $664,992 of stock-based compensation, $390,562 of non-cash amortization of debt discount and deferred debt offering costs incurred in connection with our March 2004 and September 2006 private placements and dividends to preferred stockholders of $2,887,875 (of which $2,523,369 was a non-cash deemed dividend representing the beneficial conversion feature of the Series A-1 Preferred Stock and the incremental value of the warrants in accordance with Statement No. 123(R)). The net loss for the nine months ended September 30, 2005 includes $936,049 of non-cash amortization of debt discount and debt offering costs. Applying the then-applicable accounting standard (APB No. 25), $91,994 of stock-based compensation expense was recorded for the nine months ended September 30, 2005.

The following table sets forth unaudited selected financial data:

	For the Nine Months Ended September 30,
	2005		2006
Revenues	$3,466,283	100.0%	$5,209,603	100.0%
Cost of revenues	1,345,237	38.8	1,823,350	35.0
Sales and marketing	1,304,216	37.6	1,674,069	32.1
Product development and operations	2,014,584	58.1	2,152,310	41.3
General and administrative	1,151,244	33.2	1,926,072	37.0
Sales and use tax assessment	—	0.0	400,000	7.7
Depreciation and amortization	1,117,097	32.2	1,271,101	24.4
Impairment of goodwill	—	0.0	328,317	6.3
Stock-based compensation	91,994	2.7	664,992	12.8
Loss from operations	(3,558,089)	(102.6)	(5,030,608)	(96.6)
Interest expense and amortization of debt discount and offering costs, net	(1,013,115)	(29.3)	(429,487)	(8.2)
Net loss	$(4,571,204)	(131.9)%	$(5,460,095)	(96.8)
Dividends to preferred stockholders	—	0.0	(2,887,875)	(55.4)
Net loss to common stockholders	$(4,571,204)	(131.9)%	$(8,347,970)	(160.2)%

Net Revenues

	For the Nine Months Ended September 30,
	2005		2006
Certification related revenues	$505,637	14.6%	$2,497,400	47.9%
Learning portal revenues	2,580,534	74.4	2,145,384	41.2
Online development and other revenues	380,112	11.0	566,817	10.9
Total net revenues	$3,466,283	100.0%	$5,209,603	100.0%

Certification related revenues increased to $2,497,400 for the nine months ended September 30, 2006, compared to $505,637 for the same period in 2005. The increase is primarily due to $1,964,000 of Prosoft revenues in the 2006 period following its acquisition by VCampus on June 12, 2006

Learning portal revenues decreased 16.9.0% to $2,145,384 for the nine months ended September 30, 2006, compared to $2,580,534 for the same period in 2005.  The decrease is primarily due to a reduction in online tuition revenues from our corporate clients ($432,000) mainly as a result of reduced course usage by one of our largest corporate clients.

Online development and other revenues increased 49.1% to $566,817 for the nine months ended September 30, 2006, compared to $380,112 for the 2005 period.  The increase is primarily due two large courseware orders from two Select Partners and increased professional services revenues under our renewed contract with the Department of Veterans’ Affairs.

Cost of Revenues

Cost of revenues increased 35.5% to $1,823,350 for the nine months ended September 30, 2006 as compared to $1,345,237 for the 2005 period. The increase is primarily due a $699,000 increase in cost of certification related revenues as a result of the June 2006 Prosoft acquisition and $137,000 increase in cost of development revenues as a result of the increased development revenues, partially offset by a $358,000 decrease in cost of learning portal revenues primarily due to lower royalty costs as a result of (i) the decrease in corporate online tuition revenues (ii) lower royalties per course incurred to one of our largest content partners as a result of more favorable terms under a renewed agreement with them.

Operating Expenses

      Sales and Marketing.  Sales and marketing expenses increased 28.4% to $1,674,069 for the nine months ended September 30, 2006 as compared to $1,304,216 for the 2006 period. Sales and marketing expenses for 2006 include $734,000 of Prosoft-related expenses for which there was no corresponding expense in our 2005 results of operations. The change in sales and marketing costs related to Prosoft was partially offset by a reduction in headcount and related costs and a decrease in out-of-pocket costs in sales and marketing in 2006 as we continued integrating our sales and marketing activities as a result our combination with Prosoft.

Product Development and Operations. Product development and operations expenses increased 6.8% to $2,152,310 for the nine months ended September 30, 2006 as compared to $2,014,584 for the 2005 period. Product development and operations expenses for 2006 include $181,000 of Prosoft-related expenses for which there was no corresponding expense in our 2005 results of operations. The change in product development and operations related to Prosoft was partially offset by a reduction in headcount and related expense in the 2006 period.

General and Administrative. General and administrative expenses increased 67.3% to $1,926,072 in the third quarter of 2006 as compared to $1,151,244 for the 2005 period.  The increase is primarily due to headcount related expenses, out-of-pocket costs and $410,000 of Prosoft-related G&A expenses, none of which are included in our 2005 results of operations.

     Sales and Use Tax Assessment.  Sales and use tax assessment consists of a $400,000 charge based on of our estimate for sales and use taxes and related penalties and interest for the period from August 1998 through March 2006. In April 2006, we received notice that the Virginia Department of Taxation had denied our request for correction of the retail sales and use tax assessment issued to us as a result of an audit for the period from August 1998 through October 2001.  The total assessment is approximately $104,000 for the audit period.  In addition, based on this ruling and the Department’s interpretation of local law, we have estimated the liability for additional sales and use tax from the end of the audit period in October 2001 to March 31, 2006 to be approximately $296,000, including penalties and interest. In May 2006, we submitted an application for Offer in Compromise to the Virginia Department of Taxation requesting partial relief from amounts assessed and post-audit sales and use tax liability as well as a payment plan for the remaining liabilities.  In August 2006, the Virginia Department of Taxation accepted our offer in compromise, thus reducing the amount of the liability to $252,477, payable in 36 monthly installments of $7,013, subject, however, to the Department’s post-audit verification of our calculation of additional sales and use tax from October 2001 to March 2006. The department’s verification proceedings are currently under way and, pending the final resolution of the amount due, we have not made any adjustments to the previously recorded liability of $400,000.

Depreciation and Amortization.  Depreciation and amortization increased 13.8% to $1,271,101 for the nine months ended September 30, 2006 as compared to $1,117,097 for the 2005 period. The increase is primarily due to $155,400 of expense related to the amortization of Prosoft intangibles, which did not exist in the prior period. Depreciation and amortization expense for the three months ended September 30, 2006 and 2005 includes impairment charges of $268,526 and $105,470, respectively — see Note D to our financial statements included in this report — Significant Accounting Policies — Impairment of Long-Lived Assets.  These increases were partially offset by decreases in fixed asset and capitalized software and courseware depreciation and amortization expense.  Since March 2004, we have not been capitalizing software development costs due to their nature, and since October 2005 we have also been capitalizing reduced amounts in courseware development costs compared to prior periods as a result of new contracts with Select Partners which provide us with reimbursement for such costs.

Impairment of goodwill. Impairment of goodwill was $328,317 for the three months ended September 30, 2006 and $0 for the three months ended September 30, 2005. The write-off was as a result of an impairment analysis we conducted in connection with the review of our quarterly financial statements.

Stock-based Compensation.  Stock-based compensation expense was $664,992 and $91,994 for the nine months ended September 30, 2006 and 2005, respectively.  The increase is a result of the adoption of SFAS 123(R) effective January 1, 2006, using the “modified prospective” method in which compensation cost is recognized beginning with the effective date based on the requirements of SFAS 123(R) for all (a) share-based payments granted after the effective date and (b) for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.  Accordingly, for the nine months ended September 30, 2006, stock compensation is accounted for under FAS 123(R), which requires recording expense equal to the fair value of all awards.  For the nine months ended September 30, 2005, stock-based compensation is accounted for under APB 25, “Accounting for Stock Issued to Employees” and only includes expense associated with the fair value of stock issued as customary payment to our non-employee directors for their participation in Board of Directors and Board Committee meetings and the fair market value of stock issued to consultants.

Interest Expense.  Interest expense for the nine months ended September 30, 2006 decreased 57.6% to $429,487 compared to $1,013,115 for the nine months ended September 30, 2005.  Interest expense primarily consists of amortization of debt discount and deferred debt offering costs and accrual of interest payable related to the $3,649,625 (as reduced to $1,088,531 following mandatory and voluntary conversions and repayments through September 30, 2006) of convertible promissory notes issued in March 2004. The decrease in interest expense between the two periods is primarily attributable to $360,000 in write-offs in 2005 of debt discount and deferred debt offering costs related to the 2004 private placement following voluntary conversions of $684,000 in principal under those notes. The decrease is also due to a reduction in interest expense related to our 2004 private placements, as principal under those notes is being paid down as per their amortization schedule. The decreases in interest expense were partially offset by third quarter 2006 interest expense related to our August and September 2006 bridge financing and private placement, respectively.  We expect interest expense to increase as we amortize debt discount and deferred debt offering costs and accrue interest payable related to our September 2006 private placement.

2005 Compared to 2004

Summary

We incurred a net loss attributable to common stockholders of $5,880,639 (or $0.63 per share) in 2005 as compared to a net loss attributable to common stockholders of $6,579,416 (or $0.97 per share) in 2004. The net loss for the twelve months ended December 31, 2005 includes $1,060,057 of non-cash amortization of debt discount and debt offering costs.  The net loss for the twelve months ended December 31, 2004 includes $2,430,849 of non-cash amortization of debt discount and debt offering costs and $183,210 of other income as a result of settlements with a customer and two vendors.  The decrease in the net loss in 2005 as compared to 2004 was due primarily to a decrease in interest expense and, to a lesser extent, operating costs, which were partially offset by a 6% decrease in revenues and a 28% increase in cost of revenues.

The following table sets forth selected financial data:

	For the Year Ended December 31,
	2004		2005
Revenues	$4,863,859	100.0%	$4,564,463	100.0%
Cost of revenues	1,356,699	27.9	1,730,892	37.9
Sales and marketing	1,895,340	39.0	1,723,313	37.8
Product development and operations	2,725,155	56.0	2,649,215	58.0
General and administrative	1,686,940	34.7	1,488,240	32.6
Depreciation and amortization	1,227,089	25.2	1,574,242	34.5
Stock-based compensation	153,973	3.2	109,493	2.4
Loss from operations	(4,181,337)	(86.0)	(4,710,932)	(103.2)
Other income	183,210	3.8	—	0.0
Interest expense	(2,581,289)	(53.1)	(1,155,395)	(25.3)
Net loss	(6,579,416)	(135.3)	(5,866,327)	(128.5)
Dividends to preferred stockholders	—	0.0	(14,312)	(0.3)
Net loss attributable to common stockholders	$(6,579,416)	(135.3)%	$(5,880,639)	(128.8)%

	For the Year Ended December 31,
	2004		2005
Online tuition revenues	$4,497,513154	92.5%	$4,045,979154	88.6%
Online development and other revenues	318,456	6.5	518,484	11.4
Other service revenues	47,890	1.0	—	0.0
Total net revenues	$4,863,859	100.0%	$4,564,463	100.0%

Online tuition revenues decreased 10.0% to $4,045,979 in 2005, compared to $4,497,513 in 2004. The decrease is primarily due to a decrease in revenue from higher education customers (decrease of $1,220,000), and more specifically from Park University, which was partially offset by increases in revenues from Select Partners, corporate and government customers (increases of $492,000, $265,000 and $11,000, respectively).

Online development and other revenues increased 62.8% to $518,484 in 2005, compared to $318,456 in 2004. The increase is primarily due to an increase in course development and professional services orders including a large courseware order from a Select Partner in 2005.

Other service revenues were $47,890 for twelve months ended December 31, 2004.  Our contract with the U.S. Army, under which all licensing and support revenues were generated, was completed in May 2004.  Accordingly, we ceased recognizing licensing and support revenues after that date.

Cost of Revenues

Cost of revenues increased 27.6% to $1,730,892 in 2005 as compared to $1,356,699 in 2004. The increase is primarily due to the fact that as we continue to build our Select Partner courseware library, we replaced part of the former Park University revenues with revenues from readily available third-party content courses which carry royalty costs.  The increase is also due to the increase in costs associated with an increase in development and other revenues which increased in the twelve months ended December 31, 2005 compared to the same period in 2004.

Operating Expenses

Sales and Marketing.   Sales and marketing expenses decreased 9.1% to $1,723,313 in 2005 compared to $1,895,340 in 2004.  The decrease is primarily attributable to decreased headcount and related costs and, to a lesser extent, a decrease in out-of-pocket costs in sales and marketing in the twelve months ended December 31, 2005 as we gain more experience in and streamline our marketing activities associated with our Select Partner program.

Product Development and Operations.   Product development and operations expenses decreased 2.8% to $2,649,215 in 2005 compared to $2,725,155 in 2004.  The decrease is primarily due to decreases in headcount and related costs as well as out-of-pocket costs.  The decrease was partially offset by the fact that following the release of our new course management system in the first quarter of 2004, we did not capitalize any software development costs (due to their nature) in the first quarter of 2005, whereas in the first quarter of 2004, software development costs had been capitalized.

General and Administrative.   General and administrative expenses decreased 11.8% to $1,488,240 in 2005 as compared to $1,686,940 in 2004.  The decrease is primarily due to the payment of incentive compensation amounts to employees in the second quarter of 2004 which did not occur in the 2005 period. The decrease was also due to reductions in legal, accounting and other professional fees as well as other overhead costs due to reductions in headcount and our efforts to monitor and reduce costs where possible.

Depreciation and Amortization.   Depreciation and amortization expense increased 28.3% to $1,574,242 in 2005 as compared to $1,227,089 in 2004.  The increase is primarily due to the release of our enhanced Course Management System in the first quarter of 2004 as a result of which we began amortizing costs we had capitalized for its development, the release of new Select Partner courses and the resulting amortization of capitalized costs incurred for their development and the write off or write down of capitalized costs incurred for the development of nine courses during the 2005 period to their estimated net realizable value as a result of impairment analyses.

Stock-based Compensation.  Stock-based compensation expense for 2005 and 2004 consists of the fair value of stock issued as customary payment to our non-employee directors for their participation in Board of Directors and Board Committee meetings and the fair market value of stock issued to consultants.  Under new accounting standards that became effective on January 1, 2006, we must record compensation expense in our financial statements for stock options and other equity-based awards granted to employees.  Accordingly, we expect our stock-based compensation expense to materially increase in future periods.

Interest Expense.  Interest expense for 2005 and 2004 primarily consists of amortization of debt discount and deferred debt offering costs and interest related to the $3,649,625 (as reduced to $1,385,390 following mandatory and voluntary conversions and payments of principal through December 31, 2005) of convertible promissory notes issued in March 2004.

Other Income.   Other income for 2004 consists of amounts recorded in connection with the settlements with Park University and two of our content providers which resulted in the write-off of royalty obligations.

2004 Compared to 2003

Summary

We incurred a net loss attributable to common stockholders of $6,579,416 (or $0.97 per share) in 2004 as compared to a net loss attributable to common stockholders of $6,185,877 (or $1.81 per share) in 2003. The increase in the net loss in 2004 as compared to 2003 was due primarily to a decrease in online tuition revenues and an increase in interest expense, partially offset by the absence of dividends to preferred stockholders in 2004 ($2,926,854 of such dividends were included in the net loss attributable to common stockholders for 2003).  The decrease in net loss per share for 2004 compared to 2003 was due to the issuance of additional shares in 2004.

The following table sets forth selected financial data:

	For the Year Ended December 31,
	2003		2004
Revenues	$6,066,035	100.0%	$4,863,859	100.0%
Cost of revenues	1,718,340	28.3	1,356,699	27.9
Sales and marketing	2,137,791	35.2	1,895,340	39.0
Product development and operations	2,474,856	40.8	2,725,155	56.0
General and administrative	1,909,814	31.5	1,686,940	34.7
Depreciation and amortization	879,966	14.5	1,227,089	25.2
Reorganization and other non-recurring charges	172,729	2.9	—	0.0
Stock-based compensation	126,056	2.1	153,973	3.2
Loss from operations	(3,353,517)	(55.3)	(4,181,337)	(86.0)
Other income	207,138	3.4	183,210	3.8
Interest expense	(112,644)	(1.8)	(2,581,289)	(53.1)
Net loss	(3,529,023)	(53.7)	(6,579,416)	(135.3)
Dividends to preferred stockholders	(2,926,854)	(48.3)	—	0.0
Net loss attributable to common stockholders	$(6,185,877)	(102.0)%	$(6,579,416)	(135.3)%

	For the Year Ended December 31,
	2003		2004
Online tuition revenues	$5,508,154	90.8%	$4,497,513	92.5%
Online development and other revenues	448,082	7.4	318,456	6.5
Other service revenues	109,799	1.8	47,890	1.0
Total net revenues	$6,066,035	100.0%	$4,863,859	100.0%

Online tuition revenues decreased 18.3% to $4,497,513 in 2004, compared to $5,508,154 in 2003. The decrease is primarily due to a decrease in revenue from higher education customers, and more specifically from Park University (decrease of $1,101,000) and corporate customers (decrease of $197,000), which was partially offset by an increase in revenue from government customers and Select Partners (increases of $101,000 and $187,000, respectively).

Online development and other revenues decreased 28.9% to $318,456 in 2004, compared to $448,082 in 2003.  The decrease is primarily due to a decline in course development and professional services orders.  As we move away from developing and hosting courses that are proprietary to our customers to the co-development of courses under our Select Partner strategy, for which we typically do not charge our Select Partners development fees, we expect development revenues to continue to remain a relatively small component of our total revenues.  However, we generally receive a relatively higher percentage of the revenue from the sale of Select Partner courses, in lieu of such foregone development fees.

Other service revenues decreased 56.4% to $47,890 in 2004, compared to $109,799 in 2003.  Our contract with the U.S. Army, under which all licensing and support revenues were generated, was terminated in May 2004.  Accordingly, we stopped recognizing licensing and support revenues under this contract following that date.

Cost of Revenues

Cost of revenues decreased 21.0% to $1,356,699 in 2004 as compared to $1,718,340 in 2003.  The decrease was primarily due to the sale of a higher percentage of courses with relatively lower associated royalty costs.

Operating Expenses

Sales and Marketing.  Sales and marketing expenses decreased 11.3% to $1,895,340 in 2004 compared to $2,137,791 in 2003.  Excluding the Park Development Fund contribution in 2003, which did not recur in 2004 as a result of the non-renewal of our contract with Park University in May 2004, sales and marketing expenses were $1,895,340 and $1,762,035 for 2004 and 2003, respectively, an increase of 7.6%.  The increase was primarily attributable to out-of-pocket costs in sales and marketing associated with the implementation and support for our Select Partner program in 2004.

Product Development and Operations.   Product development and operations expenses increased 10.1% to $2,725,155 in 2004 compared to $2,474,856 in 2003.  The increase was due to the fact that following the release of our new course management system in the first quarter of 2004, we did not capitalize any software development costs (due to their nature) in the last three quarters of 2004, whereas in 2003, software development costs had been capitalized.

General and Administrative.   General and administrative expenses decreased 11.7% to $1,686,940 in 2004 as compared to $1,909,814 in 2003.  The decrease was primarily due to the expiration of the employment agreement and related termination of employment of our Vice Chairman in December 2003 and the absence (in 2004) of legal and accounting costs incurred in 2003 associated with the SEC review, in the ordinary course, of the company’s public filings.

Depreciation and Amortization.   Depreciation and amortization expense increased 39.4% to $1,227,089 in 2004 as compared to $879,966 in 2003.  The increase was primarily due to the release of our new Course Management System in the first quarter of 2004, as well as the release of a number of Select Partner courses, as a result of which we began amortizing costs we had capitalized for their development.

Reorganization and Other Charges.   Reorganization and other charges of $172,729 in 2003 consist of amounts paid in excess of prior accruals to satisfy in full all liabilities in connection with the termination of the Rockville, Maryland facility lease and our other recent legal settlements.

Stock-based Compensation.  Stock-based compensation expense for 2004 and 2003 consists of the fair value of stock issued as customary payment to our non-employee directors for their participation in Board of Directors and Board Committee meetings and the fair market value of stock issued to consultants.

Interest Expense.  Interest expense for 2003 primarily consists of amortization of debt discount and deferred debt offering costs related to the remaining balance of the $925,000 of convertible promissory notes issued in December 2001.  Interest expense for 2004 primarily consists of amortization of debt discount and deferred debt offering costs and accrual of interest payable related to the $3,649,625 ($2,137,500 following mandatory and voluntary partial conversions in the second, third and fourth quarters of 2004) of convertible promissory notes issued in March 2004.

Other Income.  Other income for 2003 consists of the write-off of royalty obligations to one of our former content providers following the expiration of the relevant statute of limitations for bringing any action to enforce the obligations.  Other income for 2004 consists of amounts recorded in connection with the settlements with Park University and two of our content providers which resulted in the write-off of royalty obligations.

Liquidity and Capital Resources

As of September 30, 2006, we had $2,362,893 in cash and cash equivalents, a decrease of $125,266 from December 31, 2005, attributable primarily to our consolidated net loss for the nine months ended September 30, 2006 and the net cash outlay of approximately $1.5 million to acquire Prosoft, partially offset by the net proceeds from the $2.3 million equity and $3.0 million debt private placements completed in March 2006 and September 2006, respectively, and a large customer prepayment in May 2006.  Since our inception, we have financed our operating cash flow needs primarily through offerings of equity and debt securities and, to a lesser extent, borrowings.  Net cash utilized in operating activities was $2,699,095 for the nine months ended September 30, 2006, $1,140,085 for the nine months ended September 30, 2005, $2,188,886 in 2005 and $3,408,927 in 2004.  The decrease in cash utilized in operating activities from 2005 to 2004 is primarily due to the paydown of accounts payable balances in the 2004 period following our March 2004 private placement, partially offset by an increase in our accounts payable from $575,183 at December 31, 2004 to $1,182,585 at December 31, 2005 which was mainly due to the timing of payments for certain large payables.  The increase in cash utilized in operating activities in the nine-month periods is primarily due to the increase in our net loss in the 2006 period as compared to the 2005 period.

Net cash utilized in investing activities was $1,605,846 for the nine months ended September 30, 2006, compared to $594,330 for the nine months ended September 30, 2005, $678,464 in 2005 and $1,127,333 in 2004.  The use of cash for investing activities in the 2006 period is primarily attributable to the acquisition of Prosoft, and to a lesser extent in both periods, to courseware development costs that were capitalized and the purchase of computer equipment.  The use of cash for investing activities in 2004 and 2005 is primarily attributable to courseware development costs that were capitalized and the purchase of computer equipment as we continue to maintain and upgrade our technological infrastructure.  The decrease in cash utilized in capitalized software and courseware development costs in the 2006 period compared to the 2005 period is primarily as a result of some of our Select Partners paying us to develop courses.  The decrease in cash utilized in investing activities from 2004 to 2005 is primarily due to the fact that for the twelve months ended December 31, 2004, we had capitalized $329,347 of software development costs whereas, due to their nature, we fully expensed such costs in the 2005 period, and therefore, they were not included in cash utilized in investing activities in the 2005 period.

Net cash provided by financing activities was $4,198,544 for the nine months ended September 30, 2006, $2,723,005 in 2005 and $6,633,780 in 2004.

In March 2005, we completed a private placement of our common stock.  Under the terms of this private placement, we raised $995,950 in gross proceeds through the issuance of 611,012 shares of common stock at a purchase price of $1.63 per share.  Under the terms of this financing, we also issued five-year warrants to purchase 763,765 shares of common stock with an exercise price of $1.63 per share.

In December 2005, we completed a private placement of Series A-1 convertible Preferred Stock.  Under the terms of this financing, we raised $2,300,000 in gross proceeds through the issuance of 2,300 of Series A-1 convertible Preferred Stock at a purchase price of $1,000 per share to accredited investors.  Under the terms of this financing, we also issued warrants to purchase 1,032,929 shares of common stock to the same accredited investors at an exercise price per share equal to the then applicable conversion price of the Series A-1 Preferred Stock.  The shares of Series A-1 Preferred Stock were initially convertible into common stock at a conversion price of $1.67 per share (reduced to $0.30 per share in September 2006).  The exercise price of the warrants are subject to adjustment upon any change to the conversion price of the Series A-1 Preferred Stock.

In March 2006, we completed a private placement of Series B-1 convertible Preferred Stock.  Under the terms of this financing, we raised $2,300,000 in gross proceeds through the issuance of 2,300 of Series B-1 convertible Preferred Stock at a purchase price of $1,000 per share to two accredited investors.  Under the terms of this financing, we also issued ten-year warrants to purchase 1,000,000 shares of common stock to the same accredited investors at an exercise price per share equal to the then applicable conversion price of the Series B-1 Preferred Stock.  The warrants are immediately exercisable.  The shares of Series B-1 Preferred Stock are convertible, at the option of their holders, into common stock based on a formula with a floor of $0.37 per share plus 2% of the amount by which the trading price of the common stock exceeds $0.37 per share on the date of conversion.  The shares of Series B-1 Preferred Stock are entitled to receive dividends paid quarterly at the greater of:  (a) an annual rate of 16%, or (b) 6.48% of the net sales proceeds from two Prosoft courses agreed upon by the parties.  Each share of Series B-1 Preferred Stock has a liquidation preference equal to 150% of the purchase price paid for the share.

In September 2006 we completed a $3.0 million private placement of convertible notes and warrants. Under the terms of this financing we issued a Senior Secured Convertible Note to the investor for $3.0 million.  The Note bears interest at 10% per annum and matures 30 months from the date of issuance.  We must begin making monthly installment payments of interest and principal beginning ten months from the date of issuance.  The indebtedness represented by the Note is secured by a blanket lien on substantially all of our assets and our subsidiary Prosoft Learning Corporation.  The new indebtedness is senior to all of our existing indebtedness except for the our remaining senior indebtedness of approximately $1.0 million owed to SIAR Capital and the other holders of notes issued in our March 2004 financing.  The indebtedness due under the Note can be accelerated upon a change of control or following an event of default, which includes customary events such as nonpayment of interest, failure to satisfy SEC registration obligations and breach of restrictive covenants.  We may prepay or redeem the Note at any time upon repayment of 120% of the outstanding principal and accrued interest. The Note is convertible, at the election of the investor, into shares of our common stock at $0.30 per share.  The Note was issued at 94% of par, resulting in gross proceeds to us (before deduction of placement agent fees and other transaction-related expenses) of $2.82 million.   As an additional inducement to the investor, we also issued a 5-year warrant to the investor to purchase up to

2,500,000 shares of common stock at $0.30 per share.  We agreed to file a registration statement with the SEC to cover the resale of the shares of common stock issuable upon conversion of the Note and exercise of the warrants issued in the financing.  We paid the placement agent for the financing a fee of 7% of the gross cash proceeds received by us in the financing, together with a warrant to purchase 940,000 shares of common stock at $0.30 per share.  Pursuant to antidilution protection provisions applicable to the investors in our Series A-1 preferred stock financing closed in December 2005, the conversion price for the Series A-1 preferred stock and the exercise price of the related warrants issued in connection therewith automatically adjusted to $0.30 per share upon completion of the September 2006 Financing.  The securities issued in the this financing likewise have antidilution protection that would cause the conversion price or exercise price of such securities to automatically adjust to any lower price applicable to a future financing of VCampus.   The Transaction Documents limit the investor’s beneficial ownership of VCampus to no more than 4.99% at any given time, subject to the investor’s waiver of such restrictive covenant upon giving at least 61 days’ notice to us.

We have incurred significant losses since inception and had an accumulated deficit of $111.2 million as of September 30, 2006.  We expect negative cash flow from operations to continue until our revenue streams mature.  Our plans to address these conditions include pursuing additional capital and increasing sales to new customers through the Select Partner program, as well as increasing sales to other customers including the newly-acquired Prosoft customers.  We have also instituted cost cutting measures and we operate under an approved budget which  is closely monitored.  However, in the event revenues do not meet anticipated levels or we are unable to raise additional funding to meet working capital requirements in the near future, we may need to further significantly reduce operating expenses which might in turn impact our ability to meet projected sales levels and could impair our ability to continue as a going concern.

We have an obligation to repay principal and interest under our March 2004 SIAR Capital convertible notes that began in July 2005.  The total outstanding principal remaining under these convertible notes as of September 30, 2006 amounted to $1,088,531.  Cash payments for principal under these notes are approximately $99,000 per quarter through the maturity date in April 2009, unless such notes are sooner converted to common stock or restructured.  Initial cash payments for interest under these notes are approximately $36,000 per quarter beginning July 1, 2005 and have gradually been decreasing as the principal is paid down.  In February 2006, holders of a majority of these notes notified us that they believe an event of default exists under the notes based on our failure to acknowledge their alleged right to have the conversion price on their notes reduced from $1.63 per share to $0.50 per share, which is the lowest potential reset conversion price for the Series A-1 Preferred Stock we issued to other investors in the December 2005 financing.  We believe the note holders’ allegations are without merit.  The note holders could also claim we are in default based on our granting of a subordinate lien on our assets in favor of the September 2006 note investors.  If we are unable to resolve these issues and in the event the note holders were successful in pursuing their claims, they would thereafter be entitled to formally declare a default and immediately accelerate the entire amount of the indebtedness and pursue their rights as the senior secured creditor with respect to our assets.  We might not have sufficient cash reserves to immediately satisfy any such obligation.

We are obligated to pay quarterly dividends at an annual rate of 10% on the Series A-1 Preferred Stock so long as it is outstanding.  Based on the 2,317 shares of Series A-1 Preferred Stock that were issued and remain outstanding through the date of this prospectus, we are obligated to pay $231,700 per year in dividends to our Series A-1 Preferred Stockholders.  We are also obligated to pay the Series A-1 preferred stockholders approximately $23,000 per month as liquidated damages for each month that it takes us to re-establish the effectiveness of a registration statement covering the resale of their shares. We temporarily suspended their registration in July 2006 and upon effectiveness of this registration statement, we will have remedied the deficiency and terminated the payment obligation.

We are obligated to pay dividends to our Series B-1 Preferred Stockholders so long as the Series B-1 Preferred Stock is outstanding.  Dividends are due quarterly at the greater of:  (a) an annual rate of 16%, or (b) 6.48% of the net sales proceeds from the CIW (Certified Internet Webmaster) and CTP (Convergence Technology Professional) courses.  Series B-1 Preferred Stockholders have agreed to accept their cash dividends in the form of additional shares of Series B-1 Preferred Stock for the period beginning April 1, 2006 and ending June 30, 2007.

We are obligated to pay up to approximately $400,000 in back sales and use tax to the Virginia Department of Taxation pursuant to an audit and the Department’s interpretation of local law regarding third-party royalties we pay to our content providers for courses we deliver online. In May 2006, we submitted an application for an Offer in Compromise to the Virginia Department of Taxation requesting partial relief from amounts assessed and post-audit sales and use tax liability as well as a payment plan for the remaining liabilities. The Company has received notice that the Virginia Department of Taxation has agreed to accept our offer in compromise in regards to the Department’s outstanding assessment of sales and use tax liability against us.  As previously disclosed in our SEC filings, this tax assessment and its offer in compromise covered retail sales and use tax liabilities for the audit period August 1998 through October 2001, as well as for the post-audit period November 2001 through May 2006.  As a result of the Department’s prior assessment, we had previously recorded a reserve charge of $400,000 included in its first quarter 2006 statement of operations.  Upon formal confirmation of the settlement agreement, which is subject to the completion of the Department’s post-audit verification, we would agree to make total payments to the Commonwealth of Virginia of $252,477 (which represents approximately 63% of the assessed and estimated tax liability amounts).  Pursuant to the terms of the pending settlement, we would be entitled to make these payments in 36 monthly installments of $7,013 each.

If we are not able to address our funding needs and repayment obligations or if we are not successful in defending against or settling the claims of default under our outstanding notes, we will be materially adversely affected. Our future capital requirements will depend on many factors, including, but not limited to, acceptance of and demand for our products and services, including our CIW and CTP certifications and our Select Partner business model, capital requirements associated with acquisitions, market demands for technology upgrades, possible restructuring or early repayment of our indebtedness, the types of arrangements that we may enter into with customers and agents, and the extent to which the we invest in the conversion of our CIW and CTP certification courseware to an online format, Select Partner courseware development, new technology and research and development projects.  While we believe we have the ability to raise additional capital, our ability to raise capital in the near term is uncertain. If we are unable to raise additional funding in the near term to meet working capital requirements, we might not be able to achieve our business objectives. VCampus believes it has available capital on hand and sources for additional debt and equity capital in amounts necessary to meet its cash needs in 2006.  However, additional capital, if needed and available, may not have terms favorable to us or our current stockholders.

As of December 31, 2005, we had net operating loss carryforwards of approximately $69.7 million for federal income tax purposes, which will expire at various dates through 2025. Our ability to utilize all of our net operating loss and credit carryforwards may be limited by changes in ownership.  Specifically, management believes that deemed changes in ownership resulting from our recent equity financings will likely prevent us from using part or all of the net operating losses and credit carryfowards under the IRS change in ownership rules.  We have recognized a full valuation allowance against these deferred tax assets because we have determined that it is more likely than not that sufficient taxable income will not be generated during the carryforward period available under the tax law to utilize the deferred tax assets.

Contractual Obligations

Our future liquidity and capital resources will be affected by our contractual obligations. Our significant contractual obligations as of December 31, 2005 are for debt operating leases and dividends to Preferred Stockholders. These obligations are summarized as follows:

	Payments Due by Period
Contractual Obligations	Total	2006	2007 - 2009	2010 — 2012	2013 and Thereafter
Notes payable (1)	$1,385,390	$395,826	$989,564	$—	$—
Operating leases	2,361,381	540,778	1,721,635	98,968	—
Total contractual obligations	$3,746,771	$936,604	$2,711,199	$98,968	$—

(1)             In March 2004, we raised $5,000,000 in gross cash proceeds through the private placement of 20 units, at a purchase price of $200,000 per unit, and Series B senior secured convertible notes in the aggregate principal amount of $1,000,000. Each unit consisted of 50,000 shares of common stock (initially priced at $1.63 per share), a Series A senior secured convertible note in the original principal amount of $118,500 and a five-year warrant to purchase 61,350 shares of common stock. We issued an additional $250,000 of Series B senior secured notes in exchange for cancellation of existing short-term indebtedness in that amount. Upon approval of the private placement by VCampus’ stockholders at our annual meeting in May  2004, $18,500 of principal of each of the Series A notes was converted into common stock at $1.63 per share and $100,000, or 50%, in principal of each of the Series B notes was converted into common stock at $1.63 per share.  The total principal amount for both Series converted upon approval of the stockholders was $999,625. Therefore, following stockholder approval, a total of $2,650,000 of the placement was recorded as equity and $2,650,000 as senior debt. The notes mature in April  2009 and bear interest at the rate of 8% per annum payable quarterly in cash or stock (valued at the conversion price) at our option for the first year.  Principal and interest on the notes are payable in cash over the following four years in quarterly installments.  During 2004, an additional $512,500 of Series A and Series B senior secured convertible note principal was converted into 314,420 shares of common stock, resulting in $1,512,125 of aggregate principal from this financing converted as of the end of 2004.  During 2005, an additional $541,809 of Series A and Series B senior secured convertible note principal was converted into 332,398 shares of common stock, resulting in $2,053,934 of aggregate principal from this financing converted as of the end of 2005.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FAS 109.  This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes.  This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return.  It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006.  Earlier application is encouraged if we have not yet issued financial statements, including interim financial statements, in the period in which Interpretation No. 48 is adopted.  We are currently evaluating the impact the adoption of this interpretation will have on our consolidated results of operations and financial position.

In December 2004, FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”, or SFAS 123(R), which is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation” (as amended) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Generally the approach in SFAS 123(R) is similar to the approach described in SFAS No. 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative upon adopting SFAS 123(R).

We adopted SFAS 123(R) on January 1, 2006. SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

The “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123(R) for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date; or

The “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123(R) for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We began implementing SFAS 123(R) in the first quarter of 2006 and are using the “modified prospective method”. We believe the pro forma disclosures in note 2, “Summary of Significant Accounting Policies,” of the consolidated financial statements under the sub-heading “Stock-Based Compensation” provide an appropriate short-term indicator of the level of expense that will be recognized in accordance with SFAS 123(R) for stock options granted prior to

January 1, 2006 plus the expense related to stock options granted during 2006. The expense for stock options granted during the remainder of 2006 and beyond cannot be determined at this time due to the uncertainty of our stock price, the related Black-Scholes fair value and the timing of future grants.

In June 2005, the FASB ratified EITF Issue No. 05-2, “The Meaning of Conventional Convertible Debt Instrument” in EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock” (“EITF No. 05-2”), which addresses when a convertible debt instrument should be considered `conventional’ for the purpose of applying the guidance in EITF No. 00-19. EITF No. 05-2 also retained the exemption under EITF No. 00-19 for conventional convertible debt instruments and indicated that convertible preferred stock having a mandatory redemption date may qualify for the exemption provided under EITF No. 00-19 for conventional convertible debt if the instrument’s economic characteristics are more similar to debt than equity. EITF No. 05-2 is effective for new instruments entered into and instruments modified in periods beginning after June 29, 2005. We have applied the requirements of EITF No. 05-2 since the required implementation date.

In September 2005, the FASB ratified the following consensus reached in EITF Issue 05-8 (“Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature”): a) the issuance of convertible debt with a beneficial conversion feature results in a basis difference in applying FASB Statement of Financial Accounting Standards SFAS No. 109, Accounting for Income Taxes. Recognition of such a feature effectively creates a debt instrument and a separate equity instrument for book purposes, whereas the convertible debt is treated entirely as a debt instrument for income tax purposes. b) the resulting basis difference should be deemed a temporary difference because it will result in a taxable amount when the recorded amount of the liability is recovered or settled. c) recognition of deferred taxes for the temporary difference should be reported as an adjustment to additional paid-in capital. This consensus is effective in the first interim or annual reporting period commencing after December 15, 2005, with early application permitted. The effect of applying the consensus should be accounted for retroactively to all debt instruments containing a beneficial conversion feature that are subject to EITF Issue 00-27,”Application of Issue No. 98-5 to Certain Convertible Debt Instruments” (and thus is applicable to debt instruments converted or extinguished in prior periods but which are still presented in the financial statements). The adoption of this pronouncement is not expected to have a material impact on our consolidated financial statements.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”. This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.   This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “ Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. “   SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, and establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We have not yet determined the impact of the adoption of FAS 155 on our financial statements, if any.

Quantitative and Qualitative Disclosures About Market Risk.

Our exposure to market risk for changes in interest rates is currently very minimal and relates primarily to any investments we may hold at various times. When investing, our purchases consist of highly liquid investments with maturities at the date of purchase generally no greater than 90 days and rarely ever more than twelve months, thus, due to the short-term nature of such investments and our usual intention to hold these investments until maturity, the impact of interest rate changes would not have a material impact on our results of operations. In addition, essentially all of our debt obligations are at fixed interest rates. Given the fixed rate nature of the debt, the impact of interest rate changes also would not have a material impact on our results of operations.  As a result of the Prosoft acquisition, we are currently exposed to currency translation risks.  While this risk was immaterial in the second quarter of 2006 due to the late date of the acquisition (June 12, 2006), we expect to be exposed to a moderate level of currency translation risk in the future.  For the three months ended September 30, 2006, approximately 15% of our revenues were denominated in Euros, exposing us to translation risks for this currency.  An insignificant amount of revenue is currently denominated in pounds sterling and renmenbi, but this may become material in the future. We maintain no derivatives or other contracts to hedge or mitigate this risk.

BUSINESS

Executive Summary

VCampus Corporation is a provider of comprehensive, outsourced e-Learning services. We develop courseware and manage and host Internet-based learning environments that help professional credentialing and certification organizations, corporations, government agencies and associations unlock the value of their branded course content. Our services cover a broad range of e-Learning programs, from registration, enrollment and course delivery to custom course development, e-commerce and publishing, as well as tracking of students’ progress, reporting of results and production of certificates of completion. VCampus was incorporated in Virginia in July 1984 and reincorporated in Delaware in March 1985.

Through proprietary software, we provide customers with comprehensive services on an outsourced, or hosted, basis. Our goal is to be the leading service provider of integrated e-Learning services by helping customers improve their performance and achieve their goals. We believe that our outsourced hosting approach to web-based e-Learning services provides significant business advantages to our customers, including lower life-cycle costs compared to the cost for customers to provide it for themselves.

Beginning in 2004, we have shifted our emphasis to focus on our Select Partner program business model and away from our former, or Legacy, business model. Under the Select Partner program, we develop online courses for Select Partners that provide professional credentials or certifications or the training for such credentials and certifications that are demanded by the markets served by their members or target audiences. We design and build courses based upon each Select Partner’s existing course materials and/or content, which they have historically delivered or published in a traditional textbook or classroom-based manner, and convert them into interactive, e-Learning courses. Some of our Select Partners advance funds to cover some or all of the development expenses. For others, we develop the courses at our expense. In return, each Select Partner generally enters into an exclusive, long-term contract for VCampus to host and deliver the courses to the Select Partner’s members or target audience. As part of this program, we share the gross revenue generated from these courses with the Select Partner.

We also continue to maintain customers under our Legacy business model. Under this model, we charge customers a relatively low upfront fee to establish a customized virtual campus, or “VCampus,” and then charge customers on either a subscription (set fee per period) or usage (charge for actual courses delivered) basis. We are in the process of transitioning the majority of our business to the Select Partner model and plan to exit our Legacy business model within five years. Approximately 19% of our revenue for the year ended December 31, 2005 was derived from the Select Partner model and 81% from our Legacy business model.  For the nine months ended September 30, 2006 and primarily as a result of our acquisition of Prosoft in June 2006, our revenue mix has changed to 48% of revenues being certification-related, 41% being learning portal revenues and 11% being development and other revenues.  We anticipate that the percentage of revenue derived from our certification-related business model will increase over time as the program matures and revenue from our other customers stabilizes.

Under the Select Partner model, we target the market for professional and technical credentials, certifications and continuing education supporting those certifications and credentials. Our primary marketing goals are to identify and partner with certification and credentialing organizations with: (1) 10,000 or more members; (2) a growing demand for their subject matter, body of knowledge or certification; (3) successful instructor-led education programs; and (4) minimal online education presence. We offer these organizations the opportunity to grow their revenues by leveraging and scaling their existing instructor-led programs through our outsourced e-Learning offering. Under a typical Select Partner agreement, we enter into an exclusive e-Learning relationship with the partner for three to four years, and we typically share the revenue from online sales equally with the partner in return for our development of the courses from the partner’s content. Historically, there has been no charge to the partner for the course development except for the cost of providing subject matter experts to assist in design, development and review of the online course. However, we are transitioning to a model where we expect our partner to contribute at least 50% to the cost of their courseware development. This new expense-sharing model helps to ensure the partner has a vested interest in the success of the course. VCampus and the partner typically co-own the completed online course. The Select Partners can therefore repurpose their highly-demanded training courses for online delivery to enhance and support their professional development programs. The Select Partners benefit from our expert course development, publishing, hosting, e-commerce, reporting and account support and marketing services. We enable these organizations to add online learning quickly, efficiently and relatively inexpensively. The Select Partner program enables us to reach these targeted markets through courses exclusively available on our platform. As of October 2006, we had 15 Select Partners, through which we have released a total of 33 course titles and three exams and have also converted 27 course titles from another hosting platform to ours.  Under this program, we have delivered more than 8,000 courses since completion of the pilot program in the fall of 2003.

Under our Legacy business model, our primary targets are the corporate, government and association member training markets. Since we are phasing out the Legacy model, we no longer devote significant resources to marketing to this market, except with respect to the U.S. government which continues to offer attractive opportunities and gross margins for, not only hosting, but also as a potential user of our Select Partner courses.  We offer a full spectrum of services to federal government agencies through our Legacy business model and packaged as “e-Learning Solutions” to reflect our comprehensive new approach to e-Learning in which our Legacy hosting has now become just one component.  In addition, we offer course development, custom configurations, and integration to third party offerings of content and services.

As of October 2006, under the Legacy model we offer more than 3,400 online course titles and have delivered more than 3.1 million courses to more than 1.0 million desktops/users since inception of the program in 1997.

Our Prosoft Subsidiary

In June 2006, in furtherance of our long-standing plan to develop a Select Partnership to target certifications in the Web-Technology and Telecommunications Convergence areas, we acquired Prosoft Learning Corporation.  The acquisition is a result of further refinement of our

Select Partner model, based on more than three years of experience.  Under our revised model, we concluded that, whenever possible, it is far more attractive financially to own and control the certifications rather than share revenues with third parties who own them. This is a watershed event for VCampus, as now we have become a certifying body in two of the most promising growth areas: (1) the Web, which is becoming increasingly sophisticated as a new medium; and (2) the convergence of voice, video and data over the Web. Through our acquisition of Prosoft we have added, as a supplement to our portfolio of certifications, the market-leading CIW (Certified Internet Web Professional) certification and the CTP (Convergence Technologies Professional) credential, which Prosoft manages for the Telecommunications Industry Association (TIA).  The CIW program is the world’s largest and fastest-growing Internet Technology certification program.  As of October 2006, we have issued more than 85,000 CIW certifications to more than 66,500 individuals.  We have issued a total of 73,000 of these certifications since 2000.

Prosoft offers content and certifications to enable individuals to develop and validate critical Information and Communications Technology (ICT) workforce skills.  Prosoft is active in the workforce development arena, working with state and local governments and school districts to provide ICT education solutions for high school and community college students.  Prosoft has created and distributes a complete library of classroom and e-learning courses.  Prosoft distributes its content through its ComputerPREP division to individuals, schools, colleges, commercial training centers and corporations worldwide.  Prosoft owns the CIW job-role certification program for Internet technologies and the CCNT (Certified in Convergent Network Technologies) certificate program and manages the CTP (Convergence Technologies Professional) vendor-neutral certification for telecommunications.

Market Strengths

We believe our market strengths to be:

•                             our complete ownership and control of two major technology certifications with global appeal with endorsements from major corporations;

•                             our potential addressable market of millions of students in the 15-25 age group, as well as adult learners in career transitions or those seeking to refresh or validate their current skill set;

•                             our course delivery as a service — information utility model that blends online delivery and supports traditional modes such as print and classroom instruction;

•                             our full service offering including publishing of high quality online and print materials for self study, as well as to complement classroom instruction;

•                             our presence in the U.S. government market and significant revenues from outside of the U.S.;

•                             our proven system performance and scalability, having delivered more than 3.1 million courses online;

•                             our exceptional customer service and relationships; and

•                             our system compliance with a wide variety of industry standards.

We believe that we hold the following key advantages in the e-Learning marketplace:

Diversified business base.  We serve customers from a wide variety of market sectors—including corporations, government agencies, associations and professional credentialing and certification organizations. This diversification enables us to provide our customers with the opportunity and ability to participate in and market themselves to multiple communities of learning. The VCampus platform enables our customers to share content, thereby creating cross-sale opportunities from customer to customer. Several of our customers successfully sell their content to other VCampus customers simply by offering their content on the advanced VCampus platform.

Open technology.  Our technology affords customers a number of advantages in terms of its ability to rapidly and cost-effectively implement a comprehensive and secure e-Learning and training environment. Our content-neutral, open architecture platform allows for access to a wide range of aggregated content and the ability to quickly add new functionality, leverage new technology and to support a vast number of users. Our web services capabilities enable customers to easily integrate our technology with other existing systems (including enterprise resource planning, or ERP, systems and human resource information systems).

Extensive experience.  We have operated in the e-Learning space for more than nine years and have delivered more than 3.0 million courses to more than 1.0 million desktops/users. We maintain solid, long-term relationships with established customers and benefit from a highly experienced and knowledgeable management team. Our management team has a combined 48 years of experience in the e-Learning and related technology market.

Expansive library of content aggregated from leading sources.  Our existing content library includes publicly-available online courses from more than 40 publishers, including SkillSoft, ElementK, American Media, Vital Learning and Crisp Learning (Course Technology). We also distribute some courseware that has been developed by our customers, such as the New York Institute of Finance and other Select Partners, to other VCampus customers. Our wholly-owned library of telecommunications courses is marketed under the Teletutor brand name. Finally, our Select Partner program enables our customers to sell or use recognized brand credentialing and certification courseware appropriate to their market and/or employees or members.

Courseware Development Experience.  We have significant courseware development experience, built over the past ten years. We have experienced instructional designers and project managers on staff supplemented by offshore courseware development firms. We develop high quality courseware, implementing the latest designs for optimization of adult learning, quickly and cost effectively. The scalability of our courseware development infrastructure enables us to meet the growing demands of our Select Partners.

Flexibility.  The flexibility of our technology and implementation process enables us to respond to diverse customer needs. We offer rapid implementation on a content-neutral platform that allows access to both off-the-shelf and proprietary courseware. We offer customization of our products and services for each customer, as well as rapid incorporation of new technologies. Our technology and services are designed to be scaleable on demand to meet customer needs.

Comprehensive Services.  We offer a completely hosted as well as behind-the firewall systems, accessible by virtually any web browser. Our offerings include a leading edge Learning Management System, Course Management System and Courseware Delivery Engine. Our technology and service have been proven and tested through successful implementations for scores of customers, through which thousands of students have experienced VCampus-based e-Learning for up to nine years. Additionally, we continue to introduce new technology to provide additional features for our customers.

Business of Prosoft

Prosoft is a provider of information and communications technology (“ICT”) curriculum and certifications to secondary, postsecondary, vocational training, and corporate training institutions.  Prosoft’s operations have historically been organized into two business segments: (a) Content Development and Distribution, in which Prosoft, through its ComputerPREP division, publishes and/or distributes instructor-led courseware in topics including CompTIA (A+, Network+), Adobe, Cisco, Microsoft Office, Microsoft Technical Certifications, Linux (LPI), Oracle, convergence technology and project management, amongst others; and (b) Certification Development and Management, through which Prosoft owns and manages two proprietary job-role certifications, Certified Internet Web Professional (“CIW”) and Certified in Convergent Network Technologies (“CCNT”), and has developed and manages the Convergence Technology Professional (“CTP”) certification program for the Telecommunications Industry Association (“TIA”).

Prosoft’s curriculum and certifications help individuals develop, upgrade and validate critical ICT skills. Prosoft offers more than 1,500 ICT courses and three proprietary certification programs to more than 2,800 active customers in over 60 countries, including the United States, Canada, Germany, Australia, Japan, India, and China.  Customers include a broad variety of 4-year, community, and technical colleges, commercial learning centers, as well as numerous corporate clients. In late 2003, Prosoft launched its Certification Solutions Group (“CSG”) initiative (described in greater detail below) focused on integrating its CIW certification program into the academic curricula for career and technical education (“CTE”) programs in secondary and post-secondary institutions.  Prosoft currently has statewide endorsements from 12 states.

Content Development and Distribution

Prosoft develops content for and distributes a library of more than 1,500 courses in the ICT and business skills curriculum. Content revenue is derived from the sale of course materials in the form of books, CD-ROMs, self-study kits, assessment products, quick-reference cards, e-Learning, royalties, content licenses and custom content development.  Prosoft derives the majority of its content revenue from the sales of books and related materials. Royalties and content licenses represent a minor portion of Prosoft’s revenue and are sold either on a one-time fee or a fee-per-use basis.

Prosoft’s content is focused on education and training for job-role and vendor-specific certifications.  Other products offered by Prosoft assist in developing proficiency in specific computer programs, programming languages or operating systems. As of October 2006, the Company’s library consisted of approximately 1,500 unique course titles covering business skills, software and hardware products, programming, and certification programs such as CompTIA (A+, Network+), Adobe, Cisco, Microsoft Office, Microsoft (MCP), Linux (LPI), Oracle and Prosoft’s proprietary certification programs including CIW, CCNT, and CTP.  Many of these titles are produced in multiple learning modalities such as instructor-led training (“ILT”), e-Learning, and often include supplementary practice tests and quick-reference guides.  Certain of these products are also combined into a “blended learning” offering that includes ILT, e-Learning and practice tests.

Prosoft develops academic-specific ILT textbooks for its proprietary certification programs including CIW, CCNT and CTP.  Prosoft has pursued a focused initiative to increase revenue from the academic channel.  Its education solutions include a classroom-based assessment that allows teachers to deliver quizzes and tests as well as control questions and monitor scores. Prosoft provides essential instructor resources such as syllabi, extra labs and other teaching aids that meet the needs of this market.

Content Distribution

Through its ComputerPREP division, Prosoft has built a distribution network with a wide range of customers, including academic institutions, commercial training centers, corporate clients, and individuals.  Prosoft provides products to a diverse client list that includes New Horizons, Thomson Learning, CompUSA, American Express, IBM, General Motors, Safeco Insurance, General Electric, SBC Communications, Toshiba,  AT&T, Avaya, CALPERS, the New York Stock Exchange, and a broad variety of community colleges, technical colleges and high schools.  The learning center channel represented approximately 38% of Prosoft’s fiscal year 2005 content revenues, followed by 36% for the academic channel and 22% for corporate customers.

As of October 31, 2006, under its CSG initiative, Prosoft has reached agreement with 12 states for the endorsement and implementation of the CIW program in their public education systems. These arrangements position Prosoft to provide states, school districts and workforce development agencies with education solutions designed to integrate an industry-standard certification into statewide academic curricula. Prosoft believes it is uniquely positioned to meet the needs of this growing market.

Prosoft also distributes its content outside the United States. Although the majority of Prosoft’s content revenues are from the United States and Canada (approximately 75% for the first three quarters of 2006), the Europe, Middle East and Africa (“EMEA”) market accounts for approximately 24% for the first three quarters of 2006.   Prosoft maintains a direct sales and operations presence in the EMEA region through its Prosoft Training Europe Ltd. wholly-owned subsidiary, based in Limerick, Ireland.

Content Development

Prosoft has built a sizable library of proprietary content primarily through its internal development process. Prosoft’s content development team is responsible for new product development and regular updates of existing titles in its library. The team is comprised of instructional designers, project managers, editors, publishers, and subject matter experts.

Prosoft develops its proprietary content using its Proprietary Content Architecture (“PCA”). This modular architecture allows Prosoft to create comprehensive products for instructors and students in both the learning center and academic channels from a single set of underlying content. Prosoft has developed and owns content for all of its major product lines including CIW, CTP and CCNT.

Certification Development, Ownership and Management

Prosoft owns and manages two proprietary job-role certifications, CIW and CCNT, and has developed and manages the CTP certification program for the TIA. Prosoft develops certification exams and provides candidates with access to these exams through commercial testing sites in the Prometric and VUE networks, each of which has testing affiliates in over 100 countries. These are the same testing services used by other leading certification providers such as Novell, Microsoft and Cisco. As the owner and manager of the certification programs, Prosoft also creates official preparatory courseware and maintains an authorized channel of official training centers.

Prosoft develops certification exams that validate a level of knowledge related to a set of skills or topics. The CIW program focuses on certification for job roles such as Site Designer, Web Developer and Security Professional.  The CCNT program targets basic data communications, basic telecommunications and telephony, while the CTP program focuses on data networking, telephone networking and convergence technologies. The exams are published electronically through the testing provider network and cost the candidate between $25 and $125 in the United States.  Entry-level certifications generally require a single exam, while professional-level certifications typically require between three and seven exams.  Prosoft’s certification programs have received the support and endorsement of non-profit, widely recognized organizations that have important visibility and credibility among policy makers, academic institutions and industry leaders.

Prosoft also offers certification management services to organizations and associations that wish to develop and promote their own ICT certifications. Through its successful creation and development of the CIW and CCNT certification programs, Prosoft has proven its ability to create certifications, develop supporting content to provide education in support of those certifications, establish and develop proprietary distribution channels, implement testing delivery networks, build and implement certified faculty and instructor programs, and drive content demand through certification success. As a result of these successes, Prosoft was chosen by the TIA to develop, manage and serve as the official content provider for the CTP certification program, which launched in July 2002.

Prosoft also manages an authorized channel of more than 700 Authorized Training Providers (“ATPs”) and Authorized Academic Partners (“AAPs”) for CIW and CTP worldwide.  Commercial channel partners generally pay a small membership fee for the rights to sell and teach Official Curriculum while academic channel partners usually agree to place a minimum courseware order when joining the authorized channel program.

CIW

Prosoft owns both the CIW certification and the Official CIW Curriculum. With over 85,000 certifications earned through October 2006, the CIW program has become one of the largest and most recognized programs among the more than 300 existing ICT certifications. The CIW certification covers job roles in network administration, security, application development, programming, Web design and e-commerce. Candidates from more than 100 countries have earned a CIW certification.

Prosoft seeks to expand the footprint of CIW by promoting vendor-neutral job-role standards in workforce development and academic communities. In the United States, CIW has received support and endorsement from the National Workforce Center for Emerging Technology, along with 12 statewide educational agencies. Internationally, CIW has also received recognition or endorsement from numerous educational agencies, governmental and quasi-governmental organizations.

CCNT

In December 2000, Prosoft acquired Mastery Point Learning Systems.  Mastery Point developed the CCNT certification program under the direction of the TIA to serve the needs of telephone companies and network service providers.  CCNT is a vendor-neutral credential program for the convergence technology industry that validates an individual’s knowledge of basic data communications, basic telecommunications and telephony.  Convergence technology is the merging of voice, video and data on a single network, integrating telecommunications and computer technologies.  This six-test low-stakes program is supported by both classroom and Web-based e-learning courses.  Prosoft’s CCNT exams and curriculum are sponsored and endorsed by the TIA.

CTP

Prosoft began working with the TIA in 2001 to fulfill its members’ need for a convergence certification for the customer-premise equipment side of the telecommunications industry. The CTP Certification Advisory Council was formed in January 2002 with representatives from Cisco, Avaya, IBM, Siemens, Nortel, Mitel and First Communications to provide assistance in creating the CTP certification exam. Prosoft created Official CTP courseware and a CTP authorized training channel.  Prosoft shares testing revenue from this program with the TIA. To date, CTP has been endorsed by Vertical, Cisco, Avaya, Nortel, Mitel, Inter-Tel, Iwatsu, NEC America and Toshiba as a prerequisite to those entities’ IP telephony certifications, product certifications, or dealer network certifications.

Company Strategy

Our goal is to be the leading provider of courses for professional development and for valuable credentials through optimal blending of e-Learning to complement the traditional modes of print and classroom-based instruction worldwide.  Our long term growth plans are primarily based on selling CIW and CTP certifications worldwide to institutional clients; assisting our leading Select Partners in deploying their online courses to prepare for credentials worldwide using our e-Learning technology platform; and serving large enterprises such as the US government in meeting the growing needs for online professional development requirements using our CIW course content.

To implement our strategy, we plan to do the following:

Acquire and/or Create Partnerships with Leading Credentialing Organizations

The Select Partner program is our core focus for expanding the business. Under this strategy, we seek to partner with organizations that provide highly-sought credentialing or certification services to large addressable markets. Our target partners currently provide most, if not all, of their educational programs through instructor-led programs, thus leaving an under-addressed market opportunity for end users who seek the credentialing or certification through an online course. By developing online courses under our Select Parmer program, we are able to address this market opportunity jointly with these partners.

In the past three years, we formed new relationships with 15 Select Partners, the majority of which offer credentials or training for learners interested in obtaining credentials.  Select Partner relationships formed in 2003 and 2004 include the Association for Financial Professionals, PCI Global, Inc., the National Council of State Boards of Nursing, the National Contract Management Association, the American College of Forensic Examiners International, the New York Institute of Finance and Kiplinger Washington Editors, Inc. During 2005 and through the second quarter of 2006, we formed new relationships with the following five Select Partners: Regulatory Affairs Professionals Society, Sourcefire, Inc., the CFA Institute, the Emergency Nurses Association and the Institute of Management Accountants.  During 2006, we acquired Prosoft, which positions us to substantially further our efforts in this area.  We plan to pursue acquisitions of similar leading certifying organizations in information technology and security that would enable us to better control and exploit the full market potential over the life cycle of a certification and the opportunity to cross sell content.

Develop High Quality Courseware Quickly for Select Partners

Addressing the market opportunity swiftly is essential to a successful Select Partner strategy. With nearly a decade experience in the budding e-Learning industry, we have developed the capabilities and expertise to fulfill the course development needs of our current and new partners quickly, while delivering superior quality. As such, we are able to work with our Select Partners to transform their traditional, instructor-led content into high-quality online courses while the market opportunity is still ripe.  We use both in-house and off-shore resources to minimize costs of development.

Provide Superior Customer Service

Our core customer service principle is to deliver uniquely superior service through creative, committed and well-trained employees who work as a team. Each VCampus employee has defined roles and responsibilities for monitoring and supporting the health and growth of our customer relationships. Furthermore, each team is responsible for continuous review of its customers’ content needs, introduction of existing and new VCampus services, recommendation of suitable additional content, identification of the potential need for custom courseware development and recommendation of platform configurations for customer-specific business processes.

Develop and Upgrade Proprietary Technology

We intend to maintain our market position in online courseware delivery technology by continuing to develop and enhance the features and functionality of our proprietary technology. Our system is designed to accommodate users on both low and high bandwidth connections. Additionally, our system is completely outsourced with little or no investment in software or hardware required of customers or students (other than access to the Internet via a web browser).

We released a substantially upgraded version of our CMS and Testing software to accommodate the needs our growing user base.  Our continuous improvement method of technology R&D has also improved the scalability of our systems to manage over a million students taking courses on our system.

Courseware

Existing Courseware Library

We currently offer more than 3,000 courses real-time on our e-Learning system, the majority of which are publicly-available courses. Our courseware strategy involves the provision of the following three components: (1) strategically-developed courses from VCampus based on Select Partner content; (2) COTS, or commercial off-the-shelf, courses from a variety of leading third-party course vendors; and (3) custom courseware development for the proprietary training needs of our customers.

Strategically Developed Courses

We invest in the development of courses which we deem strategic in nature to attract customers with strong revenue prospects. Typically, this type of course is developed in partnership with a leading expert in the field, typically under the Select Partner program. Content considered for co-development must target a large, reachable audience and offer the audience some compelling reason to attend the course (e.g., compliance with laws, certification, CPEs or CEUs). Examples of strategically-developed courses include Information Security and Project Management courses. Courses so developed may be owned, at least partially, by us.

COTS Library

The majority of the online courses delivered from our library through our e-leaning system are commercial off-the-shelf, or COTS, courses. The current library was built from a combination of acquisitions, our own development efforts and relationships with leading content providers such as SkillSoft, Element K, Coastal Training Technologies, PureSafety, PCI Global, Course Technology Publications, Aztec Software and the New York Institute of Finance. Although we do not provide accreditation or certification itself, a number of our current courses provide either accreditation or certification through our content providers.

Custom Library

Our existing custom courseware library consists of online courses built by our legacy corporate, government agency, and association customers for their own proprietary use. Approximately 80% of these legacy customers have such custom courses ranging from a few courses to 50 or more per customer. We believe these courses increase customer retention and provide more long-term revenue potential than commercial off-the-shelf courses, which have become commoditized.

Customers

Our primary target markets for our Select Partner program are professional credentialing and certification organizations, corporations, government agencies, and associations.  In 2004, our online tuition revenues were balanced fairly equally among the government, corporate training and higher education distance learning customers with 4% of total revenues derived from professional credentialing and certification organizations.  In 2005, total revenues were balanced fairly equally between government and corporate training customers with revenues derived from professional credentialing and certification organizations at approximately 19% of our total revenues. During the nine months ended September 30, 2006, 38% of revenues came from Prosoft customers, 27% came from government customers, 18% came from corporate customers, 16% came from professional credentialing and certification organizations, and 1% came from higher education customers.  We expect revenues from Prosoft customers and professional credentialing and certification organizations to grow to a larger percentage of our total revenues in the coming years.

Prosoft serves four major customer groups:  commercial learning centers, academic institutions, corporate clients and individuals.

Commercial Learning Centers.  In Prosoft’s fiscal year 2005, 38% of Prosoft’s content revenue came from commercial learning centers.  The commercial learning center channel is comprised of entities that provide short-format courses in a commercial setting to individuals and corporations.  Course length in this channel ranges from one day to two weeks. The primary end-user customer of Prosoft’s channel partners is a corporation seeking specialized training on technical topics.  This channel is highly fragmented, with the largest companies responsible for a small percentage of the total market.  Large chains in this channel are New Horizons, Learning Tree, and CompUSA. In Prosoft’s fiscal year 2005, no customer accounted for more than five percent of content revenue.

Academic Institutions. In Prosoft’s fiscal year 2005, 36% of Prosoft’s content revenue came from academic institutions.  The academic channel is comprised of high schools, community colleges, technical and vocational schools and other diploma or degree-granting institutions. Course length in this channel is tied to academic semesters or quarters.  This channel also provides “continuing education” in a format that competes directly with commercial learning centers. The academic channel is highly fragmented and no customer in this channel accounted for more than five percent of Prosoft’s content revenue in Prosoft’s fiscal year 2005.

Corporations.  In Prosoft’s fiscal year 2005, 22% of Prosoft’s content revenue came from corporate customers.  Internal training departments and corporate universities represent the majority of customers in this channel.  These customers typically purchase the same products as commercial learning centers.  No customer in this channel accounted for more than 5% of Prosoft’s content revenue in Prosoft’s fiscal year 2005.

Individuals.  A small amount of content revenue is generated from sales directly to individuals.  These sales generally occur through our ComputerPREP.com website. In addition, virtually all certification exams are sold directly to individuals.  Individuals register and pay for exams through an authorized Prometric or VUE testing center.  Individuals are not required to complete training courses or buy content prior to taking an examination.

Sales and Marketing

Our primary marketing goals are to identify and attract organizations that offer the opportunity for developing significant relationships with us. Our principal marketing and sales focus is the Select Partner program. Our sales force and marketing efforts target organizations that offer highly-sought after professional credentials or certifications to organizations with generally at least 10,000 members. We target organizations that, additionally, offer little to no online learning currently to their members. In turn, under this program our Select Partners become a sales and marketing channel for the courses we jointly introduce on the VCampus platform.

In the Legacy business, our sales and marketing efforts are limited and focused. Our primary target markets are the corporate, government and association member training markets. Since we are phasing out of and ultimately exiting the Legacy model, we no longer devote significant resources to marketing to this market broadly. Instead, we focus our sales efforts on expanding revenue from our current Legacy customers.

In addition to direct sales efforts, we market our products and services through a variety of means, including Select Partners, the Web, public relations, trade shows, direct mail, trade publications, resellers and strategic partners. We believe that forming strategic marketing alliances with channel partners who will sell, promote and market our products and services will be important for growth.

Prosoft sells and markets its certification exams, content and integrated courses to students primarily through a channel of academic institutions and commercial learning centers.  As of September 30, 2006, Prosoft had 18 people directly involved in sales, marketing and customer support in the United States, Asia, and Europe.  Our customer service organization in Phoenix accepts, enters and reviews domestic and EMEA courseware orders.  Because many of our customers need to make last-minute adjustments or wait to order courseware until a few days before a class starts, our quick-response capability is a competitive advantage.

In November 2004, Prosoft signed two distribution agreements with Thomson Course Technology (“Thomson”). Under the terms of the first agreement, Thomson will distribute the CIW Official Curriculum to academic institutions.  This relationship, rolled out to the Thomson sales force in January 2005, gives Prosoft the opportunity to leverage Thomson’s sales force in its marketing to the academic channel.  Under the terms of the second agreement, ComputerPREP is able to distribute up to 600 Thomson courseware titles, thereby significantly expanding Prosoft’s courseware offerings.

Competition

The market for online educational and training products and services is highly competitive and will likely intensify.  Although we know of no other company offering a program substantially similar to our Select Partner program, there are no significant barriers to entry in the online education and training market.  Competition in the market is based upon various factors, including technology, course offerings, pricing, quality, flexibility, reliability of delivery system, marketing and third party relationships.

A number of companies, including SkillSoft, SumTotal Systems, Saba and Pearson, compete in this market, as well as many others. In addition to traditional classroom and distance learning providers, other institutions such as Apollo Group (through University of Phoenix Online) offer their own accredited courses online. Many education providers use some of our methods, including e-mail, bulletin boards, threaded discussion and electronic conferencing, as well as other delivery methods such as satellite communications and audio and videotapes.

We believe that it is becoming increasingly apparent that e-Learning providers must not only remain technologically advanced, but also, more importantly, offer “complete” service offerings. This “complete service offering” approach includes offering customers: access to a large library of high quality, off-the-shelf courses; the ability to produce customized courses quickly and effectively; and value-added features that allow flexibility and scalability. Additionally, successful e-Learning services must be affordable, convenient and easy to use and administer.

Prosoft faces competition from many other companies offering training and certification services and products, including the internal training departments of corporations and publishing units of large corporations.  Prosoft competes in general ICT skills courseware with ElementK, Thomson Learning and Pearson LLC, each of which has one or more subsidiaries that sells courseware.  The trade association CompTIA offers i-Net+, a certification that competes directly with Prosoft’s CIW Associate certification. Trade associations such as the World Organization of Webmasters have released certification exams that compete with aspects of Prosoft’s certification programs.  Individuals can and often do earn multiple certifications, and Prosoft’s certifications focus on job skills rather than product-specific curricula offered by Microsoft, Cisco and other large vendors.  However, these vendors have more resources to attract candidates to their programs than does Prosoft

Trademarks and Proprietary Rights

We regard our copyrights, trademarks, trade dress, trade secrets and similar intellectual property as critical to our success, and we rely upon federal statutory as well as common law copyright and trademark law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights. We own registered trademarks in the United States for:  VCampus Your e-Learning Partner, VSurvey, Pointpage, Content Matters, V (& design), VCampus (& design), www.vcampus.com, Select Partner and Govlearn. We have filed intent-to-use applications for the following: VCMP, Unlock the Value of Your Branded Content and VCampus Professional Certification & Development Center. We have licensed the right to use the web address www.vcmp.com.  Prosoft owns numerous registered trademarks for its products, logos and taglines.

Employees

As of September 30, 2006, we had 70 employees, consisting of 17 full-time and two part-time employees in general business operations, 21 full-time employees in sales and marketing, 19 full-time and one part-time employee in product development, and 9 full-time and one part-time employee in finance and administration. None of our employees is represented by a union and there have been no work stoppages. We believe that our employee relations are good.

MANAGEMENT

Directors and Executive Officers

Our executive officers and directors and their ages as of September 30, 2006 are as follows:

Name	Age	Positions
Nat Kannan	57	Chief Executive Officer and Chairman
Christopher L. Nelson	44	Chief Financial Officer and Secretary
Ronald E. Freedman	56	Senior Vice President, e-learning solutions
Laura B. Friedman	44	Vice-President, Publishing
Lindsay H. Miller	59	Senior Vice-President and General Manager Prosoft Learning
James A. Stanger	42	Vice-President of Certification and Product Development
Stavros Hadjinicolaou	37	Vice President of Finance and Corporate Controller
Edson D. DeCastro	68	Director
Martin E. Maleska	62	Director
John Birdsong	66	Director

Narasimhan “Nat” Kannan has served as VCampus’ Chairman of the Board of Directors since he founded VCampus in 1984.  He resumed the Chief Executive Officer position in December 2002, a position he formerly held from 1984 to 2000. Prior to founding VCampus, he co-founded Ganesa Group, Inc., a developer of interactive graphics and modeling software, in 1981. He also served as a consultant to Booz Allen and Hamilton, Inc., the MITRE Corporation, The Ministry of Industry of the French Government, the Brookhaven and Lawrence Livermore National Laboratories, the White House Domestic Policy Committee on Energy and Control Data Corporation. He holds a B.S. in Engineering from the Indian Institute of Technology in Madras, India, and he performed advanced graduate work in business and engineering at Dartmouth College.

Christopher L. Nelson joined VCampus as Chief Financial Officer and Chief Information Officer in June of 2002.  Through September 2006, Mr. Nelson oversaw the entire technology, operations and customer service areas of the business in addition to his finance and accounting department responsibilities.  In October 2006, the role of Chief Financial Officer was changed to a part-time position.  Mr. Nelson has agreed to continue as the part-time Chief Financial Officer for the balance of his employment contract term (through May 2007).  We are currently conducting a search for a full-time CFO.  He currently also serves as Chief Financial Officer of QMobile Inc., a private company.  Prior to his appointment as our CFO, Mr. Nelson was a Principal of Monticello Capital LLC since 1998, where he advised high-growth technology businesses and their corporate boards on corporate finance, capitalization transactions, and mergers and acquisitions. Mr. Nelson held positions as CEO, COO and CFO of niche, high tech companies in the Internet space prior to joining VCampus (including Kignet, Inc., Monumental Network Systems, and IMA Software, Inc.) during which he developed particular expertise in bringing companies to cash flow positive positions. Mr. Nelson also held executive positions at NTT/Verio, as well as sales and marketing and manufacturing positions at IBM Corporation. Mr. Nelson holds a Master of Business Administration from The Wharton School at the University of Pennsylvania and a Bachelor of Science degree in Chemical Engineering from the University of Delaware. Mr. Nelson also previously served as a George Mason Fellow, acting as an advisor to start-up and early stage technology companies on a volunteer basis through the TechVenture Partnership at George Mason University.

Ronald E. Freedman is responsible for e-Learning Solution sales with a particular emphasis on the government market.  Mr. Freedman has more than 20 years of hands-on experience in sales management, strategic planning, business development, and execution of profit and loss responsibility.  Mr. Freedman joined VCampus in 2001 from USinternetworking, Inc. (USi) where he was Vice President of Information Assurance and Chief Security Officer from 1999 through 2001.  While at USi, he was responsible for the design, implementation and management of the USi Total Security Architecture, a best-of-breed security portfolio.  Prior to joining USi, Freedman was Vice President of one of the business divisions at The Netplex Group, Inc. for four years.  There, he was responsible for sales, marketing and fulfillment of a wide range of technology-based products and services.  Previously, Mr. Freedman was Vice President, Systems and Services for COMSIS Corporation, where he managed the division of the professional services company providing contingency planning and information security services to commercial and government customers.  He also served as Executive Vice President of Advanced Information Management, Inc., where he was responsible for marketing and delivering information security and contingency planning services to Fortune 500 customers.  Mr. Freedman worked for General Electric Company for fifteen years, most recently as General Manager, Disaster Recovery Services and Manager, Strategic Planning and Business Development.  He also served as a Presidential appointee, on loan to The White House from General Electric, responsible for developing contingency plans as part of the Continuity of Government Program. Mr. Freedman holds a BA in Economics from Northeastern University in Boston and an MBA in Management from Babson College in Wellesley, MA.  He currently serves as Chairman of ITAA’s e-Learning Committee.

Laura B. Friedman is responsible for developing and managing partnerships under the Select Partner program and for our courseware production group, or Custom Design Studio.  Ms. Friedman is an experienced professional publishing executive, having served for more than 17 years in a variety of marketing, editorial and content development positions in both traditional and electronic publishing.  Prior to joining VCampus, she served as Vice President of Learning Services at Zoologic, Inc. from November 2002 to August 2004.  A long time supporter of e-Learning, she founded the e-Learning program at The New York Institute of Finance (NYIF), Pearson’s financial training division, where she was Vice President of e-Learning from May 1996 to November 2002.  In addition to creating NYIF’s portfolio of online courses in financial training, Laura oversaw custom development projects for clients such as Accenture, Arthur Andersen and the Financial Times.  She served as Director, International Marketing for Business, Professional and Reference products at Simon & Schuster.  At McGraw-Hill and Time Warner’s Book-of-the-Month Club, Ms. Friedman held a variety of editorial and marketing positions in professional publishing.  She holds a B.A. from the State University at Albany and a MBA from Fordham University.

Lindsay H. Miller.  As the Senior Vice President and General Manager of Prosoft, Mr. Miller is responsible for managing all aspects of day-to-day business and operations. Mr. Miller began his career with ComputerPREP in 1998 as an IT Manager and soon thereafter took over the position of CIO.  After Prosoft’s acquisition of ComputerPREP in 2000, Mr. Miller was promoted first to Vice President of Information Technology, and thereafter to CIO, and in March of 2003 he became Vice President of Operations.  Prior to joining ComputerPREP, Mr. Miller owned and operated the largest independent electronics-servicing firm in the Phoenix metropolitan area for 10 years. Mr. Miller’s experience also includes various sales and marketing positions, including Vice President of Marketing for companies such as Gould, General Instrument, AMCable and Xerox. Mr. Miller earned a B.S. in Mathematics from Bradley University and an MBA from the University of Chicago.  He is past Chairperson of the Phoenix CIO Council.

Dr. James Stanger leads Prosoft’s broad activities in certification as well as the company’s well-respected product development capabilities. Dr. Stanger joined the company in 1997. Following many years as a key leader in the company’s product development area, he was named Director of the group in May 2003. He was promoted to Vice President, Certification and Product Development in December 2003. Dr. Stanger is very active in the certification community. He has helped develop certifications for Symantec, the Linux Professional Institute (LPI), CompTIA, and the Telecommunications Industry Association (TIA). He is currently Chair of the LPI Advisory Council and sits on the CompTIA Network+ and Linux+ cornerstone committees. Dr. Stanger is a prolific author. A sample of the titles he has either written or contributed to include The Windows to Linux Migration Toolkit (Syngress), Security+ (ComputerPREP), Hack Proofing Linux (Syngress), The E-mail Virus Protection Handbook (Syngress), and The CIW Security Professional Study Guide (Sybex). An accomplished networking consultant, Dr. Stanger has advised customers such as Symantec, the TIA, Security, Fuelzone.com, and IBM concerning Internet security, convergence technology, and Windows to Linux migration. Prior to joining Prosoft, Dr. Stanger was an educator and consultant, holding teaching positions at the University of California at Riverside, the University of Redlands, and Crafton Hills College. Dr. Stanger earned a B.A. and a Masters degree in English from Brigham Young University and a Ph.D. in English from the University of California at Riverside. He is a CIW Master Administrator, and also holds the Linux+, Security+, A+, and Convergence Technologies Professional (CTP) certifications.

Stavros Hadjinicolaou joined VCampus as controller in July 1994 and was promoted to Vice-President of Finance and Corporate Controller in July 2006. In his role, Mr. Hadjinicolaou oversees the company’s finance department, manages its accounting staff and is responsible for financial reporting and consolidations. His responsibilities also include SEC reporting, compliance matters, budgeting and treasury. Mr. Hadjinicolaou has been instrumental in all of VCampus’ private placements as well as its IPO.  He holds a Master of Accounting from the American University, a B.Sc. from Florida International University and is a Certified Public Accountant. Mr. Hadjinicolaou has advised us that he intends to terminate his employment to pursue other opportunities effective at the end of 2006. We have hired a new controller.

Edson D. deCastro has been a director since 1994.  From June 1995 to January 1997 Mr. deCastro served as Chief Executive Officer of Xenometrix, Inc. and served as its Chairman from 1992 until November 1997.  Mr. deCastro was the founder of Data General Corporation and served as its Chief Executive Officer from 1968 to 1990.  From January 1990 to June 1995, Mr. deCastro was an independent contractor.  Mr. deCastro now works as a consultant.

Mr. deCastro also serves on the boards of directors of Avax Technologies, Inc. and Healthgate Data Corp., both public companies, and of several private early-stage technology companies.  He holds a B.S. in Electrical Engineering from the University of Lowell.

Martin E. Maleska has been a director since February 2001.  Since August 2004, he has been a partner in a firm (Riverside Partners) focused on advising private equity firms on investment strategies.  Prior to August 2004, he was the President and Chief Executive Officer of the Business Information Group at Primedia Inc. and before that he served as Managing Director of Veronis Suhler Stevenson, a media-oriented merchant bank, beginning in January 1999.  Prior thereto, Mr. Maleska served as President of Simon & Schuster’s International and Professional Group.  Mr. Maleska holds a B.S. in Chemistry from Fordham University and an M.B.A. in Finance from New York University.

John G. Birdsong has been a director since June 2006. Mr. Birdsong spent ten years in the aerospace industry as a flight test engineer, space systems engineer, and project manager. He was a founder and Managing Partner of Centaur Associates, Inc., a business economics and management consulting firm in Washington, DC.  His tenure with Centaur was 15 years and concluded with the firm’s acquisition by A.T. Kearney, Inc. He was a founder of VCampus Corporation and served as its first Chief Financial Officer.  He is also a founder of High Stakes Writing, LLC, a training and publishing company, where he serves as Managing Director. Mr. Birdsong has an MBA from the Harvard Business School and a BAE (aeronautical engineering) from The Georgia Institute of Technology.

Executive Compensation

Summary Compensation

The following table sets forth all compensation paid by us for services rendered to us in all capacities for the fiscal years ended December 31, 2003, 2004 and 2005 to our chief executive officer, our only three other highest-paid executive officers who earned at least $100,000 in 2005 and one additional executive officer who otherwise would have been included in such table on the basis of his 2005 compensation but for the fact that he was no longer an executive officer at the end of 2005 (collectively, the “Named Executive Officers”).

Summary Compensation Table

		Annual Compensation		Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary	Bonus	Restricted Stock Awards	Stock Options (Shares)	All Other Compensation
Narasimhan P. Kannan	2005	$280,000	$—	$—	$250,000	$—
Chief Executive Officer	2004	$280,000	$50,000	$—	$250,000	$—	(1)
	2003	$282,800	$—	$—	$60,000	$14,737

Christopher L. Nelson	2005	$212,205	$30,000	$—	130,000	$—
Chief Financial Officer	2004	$200,000	$45,000	$—	130,000	$—
	2003	$200,000	$63,500	$—	50,000	$—

Ronald E. Freedman	2005	$150,000	$3,340	$—	$80,000	$28,005	(2)
Senior Vice President of	2004	$150,000	$—	$—	$72,000	$30,203	(2)
Worldwide Sales & Marketing	2003	$150,000	$3,500	$—	$25,000	$29,334	(2)

Tamer A. Ali	2005	$117,846	$15,250	$—	$80,000	$762	(3)
Vice President of Technology	2004	$112,375	$5,500	$—	$60,000	$—
	2003	$95,542	$5,000	$—	$8,000	$—

Laura B. Friedman	2005	$135,000	$6,000	$—	$80,000	$—
Vice President — Co-Publishing	2004	$43,096	$—	$—	$40,000	$—

(1)             Consists of $13,750 of severance payments following his termination as Executive Chairman in December 2001 and $987 of accrued vacation pay.

(2)             Consists of commissions.

(3)             Consists of accrued vacation pay.

Option Grants, Exercises and Holdings and Fiscal Year-End Option Values.

The following table summarizes all option grants during the year ended December 31, 2005 to the Named Executive Officers:

Option Grants during the Year Ended December 31, 2005

	Number of Shares Underlying	% of Total Options Granted to	Exercise or Base Price per	Expiration	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
Name	Options Granted	Employees	Share	Date	5%	10%
Narasimhan P. Kannan	250,000	22.1%	$0.98	6/21/15	$154,079	$390,467

Christopher L. Nelson	130,000	11.5%	$0.98	6/21/15	$80,121	$203,043

Ronald E. Freedman	80,000	7.1%	$0.98	6/21/15	$49,305	$124,949

Tamer A. Ali	80,000	7.1%	$0.98	6/21/15	$49,305	$124,949

Laura B. Friedman	80,000	7.1%	$0.98	6/21/15	$49,305	$124,949

(1)             The compounding assumes a 10-year exercise period for all option grants.  These amounts represent certain assumed rates of appreciation only.  Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock and overall stock market conditions.  The amounts reflected in this table may not be necessarily achieved.

No stock options were exercised by the Named Executive Officers during 2005.  The following table sets forth certain information concerning the number and value of unexercised options held by the Named Executive Officers as of December 31, 2005:

Fiscal Year-End Option Values

	Number of Securities Underlying Unexercised Options at December 31, 2005		Value of Unexercised In-the-Money Options at December 31, 2005(1)
Name	Exercisable(2)	Unexercisable(2)	Exercisable(2)	Unexercisable(2)
Narasimhan P. Kannan	181,915	429,688	$0	$0

Christopher L. Nelson	115,250	232,500	$0	$0

Ronald E. Freedman	53,750	136,250	$0	$0

Tamer A. Ali	29,443	121,564	$0	$0

Laura B. Friedman	12,500	107,500	$0	$0

(1)             Options are considered in-the-money if the market value of the shares covered thereby is greater than the option exercise price.  The values in the table are calculated by subtracting the exercise price of each option from $0.70 (the closing sale price of our common stock as represented on the Nasdaq Capital Market on December 30, 2005) and multiplying the difference, if a positive number, by the number of shares underlying each option.

(2)             The first number represents the number or value as called for by the appropriate column of exercisable (vested) options; the second number represents the number or value as appropriate of unexercisable (unvested) options.

Equity Compensation Plan Information

The following table provides information as of December 31, 2005 on all our equity compensation plans currently in effect.

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options or warrants	Weighted-average exercise price of outstanding options or warrants	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by shareholders:
Amended and Restated Stock Option Plan and 1996 Stock Plan	2,401,542	$2.59	52,838
Equity compensation plans not approved by shareholders:
Compensatory warrants issued to service providers	608,434	$2.51	0

Total	3,009,976	$2.57	52,838

The compensatory warrants identified in the above table consists of approximately 12 grants made to placement agents and financial advisors in exchange for their services in connection with a variety of financings completed since 1998.  These warrants expire on various dates ending in December 2010 and have exercise prices ranging from $0.61 to $27.40 per share.  The forms of warrants granted under these arrangements are consistent with the forms of warrants granted to investors in the corresponding financings and generally include a net exercise provision.

Employment Agreements

Following Mr. Kannan’s reappointment as our Chief Executive Officer in December 2002, Mr. Kannan and VCampus entered into a new employment agreement, effective on January 1, 2003, providing for an annual base salary of $280,000.  We granted Mr. Kannan a performance-based option to purchase 35,000 shares of common stock at market price on the date of grant ($3.72 per share).  The term of the agreement expired in June 2003, at which time VCampus and Mr. Kannan entered into an Amended and Restated Employment Agreement extending his employment for an additional 2 years at the same base salary as provided under the prior agreement.  Effective on December 30, 2005, we entered into a new employment agreement with Mr. Kannan extending his employment term through December 31, 2006 at the same base salary.

Mr. Kannan’s compensation package was approved by our Compensation Committee, comprised entirely of independent directors.  Mr. Kannan will be eligible for a base performance bonus equal to approximately 45% of his annual base salary (or $127,272) based on the company’s achievement of 100% of revenue milestones determined by the Compensation Committee.  In addition, he is eligible for 50% of such performance bonus (or $63,636) for achieving 90% of the revenue milestone and up to 150% of such bonus for achieving 120% or more of the revenue milestone.  He is entitled to no performance bonus for achieving less than 90% of the revenue milestone.  Mr. Kannan’s maximum annual performance bonus under the agreement for 2006 is $190,908 (equal to 150% of the baseline performance bonus).  In the event Mr. Kannan is terminated without cause or resigns for good reason (including a change of control), we are obligated under his employment agreement to continue paying him his base salary for six months as severance.

On October 25, 2006, we entered into an amended and restated employment agreement with Mr. Nelson, our Chief Financial Officer, to provide for the terms of his continued employment by the company in a part-time capacity.  The effective date of the agreement is October 1, 2006.  Under the new agreement, Mr. Nelson will continue in his capacity as the company’s Chief Financial Officer through the term of the prior agreement, which expires, subject to renewal upon agreement by both parties, in May 2007.  Mr. Nelson’s annualized base salary for this position is $73,333.  Mr. Nelson will remain eligible for a performance bonus for 2006 of between $30,000 and $50,000, as determined in the discretion of the Board.  In the event Mr. Nelson is terminated without cause during the term of the agreement, VCampus is obligated under his employment agreement to continue paying him his base salary for the remaining balance of the term.

Compensation of Directors

We pay our non-employee directors $5,000 for each in-person Board meeting attended and $3,000 for each in-person committee meeting attended, up to a maximum of one committee meeting per day.  In addition, we pay non-employee directors, $1,000 for participating in each telephonic Board meeting and up to one additional committee meeting per day.  Directors can elect to be paid these fees in cash or common stock valued at fair market value on the date of grant.  We reimburse directors for expenses incurred in connection with each board or committee meeting attended.

The 1996 Plan provides for the grant of nonstatutory options to our non-employee directors.  The 1996 Plan provides automatic grants on the date of the first Board meeting following our annual meeting of shareholders of each year to non-employee directors of an option to purchase 10,000 shares.  In addition, in the case of a new director, automatic grants shall be effective upon such director’s initial election or appointment to the Board with the number of underlying shares equal to the product of 2,500 multiplied by the number of regularly scheduled meetings remaining before the next annual meeting of shareholders.  Subject to continued status as a director, options granted pursuant to this program vest 25% per year on each of the fifth, sixth, seventh and eighth anniversaries of the date of grant; provided, however, that 2,500 shares vest on each date the director attends a Board meeting in person before the next annual meeting of shareholders.  In addition, such director will automatically be granted a fully-vested option to purchase an additional 2,500 shares on each date the director attends an in-person meeting of a committee of the Board other than on the same day or within one day of a full Board meeting.  The 2006 Equity Incentive Plan continues the provisions of the automatic director grant program on substantially the same terms as the 1996 Stock Plan.

Under the 1996 Plan’s automatic grant program, during 2005 the non-employee directors received options as follows:  Mr. Sears —10,000; Mr. deCastro—10,000; and Mr. Maleska—12,500.

Compensation Committee Interlocks and Insider Participation

As of December 31, 2005, the Compensation Committee of the Board of Directors consisted of Messrs. deCastro, Sears and Maleska, none of whom was at any time during the fiscal year ended December 31, 2005, or at any other time, an officer or employee of VCampus.  None of our executive officers serves as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or the Compensation Committee.

CERTAIN TRANSACTIONS

In December 1996, we loaned Nat Kannan, our founder, Chief Executive Officer and Chairman, $100,000 to help satisfy Mr. Kannan’s income tax withholding obligations relating to back wages paid to Mr. Kannan by us in 1996.  The largest outstanding principal amount under the loan, together with interest accrued thereon, during 2005 was approximately $47,000.  The loan bears interest at the prime rate, as announced from time to time by Wachovia Bank, minus one percent with principal and accrued interest payable in full upon demand.  Mr. Kannan repaid an aggregate of $1,670 in accrued interest and $36,000 in principal to us under this loan obligation in 2005.  Mr. Kannan paid off the remaining balance of this loan of approximately $15,000 in February 2006.

In March 2006, we completed a $2.3 million private equity placement through an offering of a newly-created class of Series B-1 Preferred Stock, together with warrants, to two accredited investors consisting of Barry Fingerhut, one of our largest beneficial stockholders, and David Holzer, a beneficial owner of more than 5% of our outstanding common stock.  We sold a total of 2,300 shares of our Series B-1 Preferred Stock at $1,000 per share for total gross proceeds of $2.3 million.  Under the terms of this financing, we also issued warrants to purchase 1.0 million shares of common stock at an exercise price per share equal to the then applicable conversion price of the Series B-1 Preferred Stock.  The warrants were initially first exercisable commencing four years from their issuance date.   Per the terms of a repricing transaction effected in October 2006, the shares of Series B-1 Preferred Stock are convertible, at any time at the option of their holders, into common stock at a conversion price equal to the sum of $0.37 per share plus 2% of the amount by which the last closing bid price of the common stock prior to the date of conversion exceeds $0.37, subject to a conversion price floor of $0.37 per share.  We also issued to the Series B-1 investors new warrants to purchase a total of 450,000 shares of common stock at an exercise price equal to the Series B-1 conversion price.  In exchange for the repricing, the Series B-1 investors agreed to allow us to pay dividends in stock for each of the three quarters in the period ending June 30, 2007.  The shares of Series B-1 Preferred Stock are entitled to receive dividends paid quarterly equal to the greater of:  (a) an annual rate of 16%, or (b) 6.48% of the net sales proceeds derived from two Prosoft courses mutually agreed upon by the parties.  The shares of Series B-1 Preferred Stock are non-voting and carry a liquidation preference equal to 150% of the original purchase price.  We agreed to register the resale of shares of our common stock issuable to the investors upon conversion of the preferred stock and exercise of the warrants issued in the private placement.

In December 2005, we raised approximately $2.3 million through a private placement to a total of seven accredited investors by issuing a total of 2,300 shares of Series A-1 Preferred Stock.   St. Cloud Capital Partners, LP, David Holzer and Dolphin Offshore Partners, LP, each then beneficial owners of more than 5% of our outstanding shares of common stock, participated in the financing through investments of $200,000, $375,000 and $300,000, respectively.  Nat Kannan, our Chairman and CEO, participated in this financing through an investment of $25,000.

In March 2005, we raised $995,950 through a private placement to a total of 12 accredited investors by issuing a total of 611,012 shares of common stock at a purchase price of $1.63 per share and warrants exercisable for a total of 763,765 shares of common stock with an exercise price of $1.63 per warrant share.  Sandra F. Pessin and David and Leslie Holzer, each then beneficial owners of more than 5% of our outstanding shares of our common stock, invested a total of $326,000 and $40,750 in this financing on the same terms as the other investors.  In connection with the financing, we paid Mr. Holzer’s designees a finder’s fee of 30,550 shares of common stock valued at $1.63 per share.

We have adopted a policy that all transactions between us and our executive officers, directors and other affiliates must be approved by a majority of the members of our Board of Directors and by a majority of the disinterested members of our Board of Directors, and must be on terms no less favorable to us than could be obtained from unaffiliated third parties.

All past and ongoing transactions involving insiders were approved by at least a majority of our independent and disinterested directors at the time of the transactions.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act covering the resale of the common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement and the exhibits filed with it, portions of which have been omitted as permitted by the SEC rules and regulations. For further information concerning us and the securities offered by this prospectus, we refer to the registration statement and the exhibits filed with it. Statements contained in this prospectus as to the content of any contract or other document referred to are not necessarily complete. Where a contract or other document is an exhibit to the registration statement, you should review the provisions of the exhibit to which reference is made. You may obtain these exhibits from the SEC, as discussed below.

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these filings, as well as the registration statement of which this prospectus forms a part, at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may request copies of these documents by writing to the SEC and paying the required fee for copying.  Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room.  The SEC also maintains an Internet site that contains reports, proxy and information statements and other information filed electronically with the SEC. The address of that site is www.sec.gov.  The information on this website is not and should not be considered part of this prospectus and is not incorporated by reference in this document, other than that information specifically incorporated by reference below. This website is and is only intended to be an inactive textual reference.

Copies of our SEC filings and other information about us are also available free of charge on our website at www.vcampus.com. The information on our website is neither incorporated into, nor a part of, this prospectus and should not be considered in making a decision about the investment in our securities offered pursuant to this prospectus.

LEGAL PROCEEDINGS

We are obligated to pay up to approximately $400,000 in back sales and use tax to the Virginia Department of Taxation pursuant to an audit and the Department’s interpretation of local law regarding third-party royalties we pay to our content providers for courses we deliver online. In May 2006, we submitted an application for an Offer in Compromise to the Virginia Department of Taxation requesting partial relief from amounts assessed and post-audit sales and use tax liability as well as a payment plan for the remaining liabilities. The Company has received notice that the Virginia Department of Taxation has agreed to accept our offer in compromise in regards to the Department’s outstanding assessment of sales and use tax liability against us.  As previously disclosed in our SEC filings, this tax assessment and its offer in compromise covered retail sales and use tax liabilities for the audit period August 1998 through October 2001, as well as for the post-audit period November 2001 through May 2006.  As a result of the Department’s prior assessment, we had previously recorded a reserve charge of $400,000 included in its first quarter 2006 statement of operations.  Upon formal confirmation of the settlement agreement, which is subject to the completion of the Department’s post-audit verification, we would agree to make total payments to the Commonwealth of Virginia of $252,477 (which represents approximately 63% of the assessed and estimated tax liability amounts).  Pursuant to the terms of the pending settlement, we would be entitled to make these payments in 36 monthly installments of $7,013 each.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the ownership of shares of our common stock and preferred stock as of the record date of our 2006 Annual Meeting of Stockholders (April 5, 2006) by:

•                                              each person known by us to beneficially own more than 5% of the outstanding shares of any class of our capital stock;

•                                              each of our directors and director nominees;

•                                              each of the five Named Executive Officers, as listed in the Summary Compensation Table in this proxy statement; and

•                                              all of our directors and executive officers as a group.

As of the record date, we had:

•                                              9,669,456 shares of common stock outstanding;

•                                              2,342 shares of Series A-1 Preferred Stock outstanding; and

•                                              728,536 shares of common stock issuable upon conversion of convertible debt.

For purposes of the table below, share ownership in the case of common stock includes shares issuable upon conversion of Series A-1 Preferred Stock (at the then current conversion price of $0.61) and convertible notes and upon the exercise of warrants and options that may be converted or exercised in each case within 60 days after the record date for purposes of computing the percentage of common stock owned by such person but not for purposes of computing the percentage owned by any other person.  Percentage voting power is calculated assuming the common stock and the preferred stock vote together as one class with each share of common stock entitled to one vote and each share of Series A-1 Preferred Stock entitled to 1,639 votes as of the record date.  Except as indicated in the footnotes to this table, the persons named in this table have sole voting and investment power with respect to all shares of common stock and preferred stock indicated below.

	Common Stock		Series A-1 Preferred Stock
	Number of Shares	% of Class	Number of Shares	% of Class	% Total Voting Power
Barry K. Fingerhut (1) 80 Cuttermill Road Suite 311, Great Neck, NY 11021	2,491,632	23.9%	—	—%	12.7%

Sherleigh Associates Profit Sharing Plan(2) c/o Jack Silver 60 Madison Avenue New York, NY 10021	932,505	8.8%	—	—%	—%

Dolphin Offshore Partners, L.P. (3) c/o Dolphin Asset Management Corp. 129 East 17th Street New York, NY 10003	1,056,226	10.2%	300	12.8%	6.1%

St. Cloud Capital Partners, LP (4) 10866 Wilshire Blvd., Suite 1450 Lost Angeles, CA 90024	1,311,475	11.9%	800	34.2%	9.7%

Alpha Capital A.G. (4) pradafant 7 Furstentums 9490 Voduz, Liechstenstein	983,606	9.2%	600	25.6%	7.3%

David Holzer (5) 10 Sky Drive New York, NY 10956	863,433	8.4%	375	16.0%	6.1%

Norman H. and Sandra F. Pessin (6) 605 Third Avenue—19th Floor New York, NY 10158	515,500	5.2%	—	—%	2.0%

Chestnut Ridge Partners, LP (4) 50 Tice Blvd. Woodcliff Lake, NJ 07677	327,869	3.3%	200	8.5%	2.4%

Nat P. Kannan (7)	271,213	2.7%	25	1.1%	*

Christopher L. Nelson (8)	145,300	1.5%	—	—%	*

John D. Sears (9)	69,104	*	—	—%	*

Ronald E. Freedman (10)	61,249	*	—	—%	*

Martin E. Maleska (11)	53,712	*	—	—%	*

Edson D. deCastro (12)	24,713	*	—	—%	*

Tamer Ali (12)	33,849	*	—	—%	*

Laura Friedman (12)	15,000	*	—	—%	*

Kerry Frederick	—	—	—	—%	—

All directors and executive officers as a group (9 persons)(13)	674,140	6.6%	25	1.1%	1.3%

*                    Less than one percent

(1)             Consists of: (i) 1,520,927 shares of common stock and 746,396 shares of common stock issuable upon exercise or conversion of warrants, options and convertible notes, all held by Mr. Fingerhut directly; (ii) 135,374 and 10,921 shares of common stock and 10,928 and 929 shares of common stock issuable upon exercise of warrants, all held by Wheatley Partners, L.P. and Wheatley Foreign Partners, L.P., respectively, two investment partnerships of which Mr. Fingerhut serves as an officer of the General Partner; (iii) 42,226 shares of common stock and 17,591 shares of common stock issuable upon exercise of warrants, all held in a joint account with respect to which Mr. Fingerhut has investment and voting power; and (iv) 6,340 shares of common stock held by Mr. Fingerhut’s spouse.  Mr. Fingerhut disclaims beneficial ownership of the shares held by Wheatley Partners, L.P. and Wheatley Foreign Partners, L.P., except to the extent of his pecuniary interest therein.

(2)             Pursuant to the terms of the convertible notes and warrants held by Sherleigh Associates Profit Sharing Plan, Sherleigh Associates can hold no more than 9.9% of the outstanding common stock of VCampus at any given time.  Subject to the 9.9% cap, holdings consist of 733,132 shares of common stock issuable upon the exercise of warrants and 139,373 shares of common stock issuable upon the conversion of convertible notes.  Sherleigh Associates LLC, an affiliate of this shareholder, holds a portion of the warrants included in these holdings, which were received as compensation for consulting services.  Jack Silver is the trustee for this shareholder, and as such he exercises control over the shares held by the shareholder.

(3)             Consists of 232,207 shares of common stock issuable upon the exercise of warrants, 491,803 shares of common stock issuable upon conversion of Series A-1 Preferred Stock and 332,216 shares of common stock.

(4)             Consists entirely of shares of common stock issuable upon conversion of Series A-1 Preferred Stock.  Excludes warrants that do not become exercisable until June 8, 2006.

(5)             Consists of 491,803 shares of common stock issuable upon conversion of Series A-1 Preferred Stock and 35,680 shares issuable upon exercise of a warrant, both held by Mr. Holzer, and 122,950 shares of common stock issuable upon conversion of Series A-1 Preferred Stock and 83,000 shares, both held by Mr. Holzer’s IRA.

(6)             Includes 250,000 shares issuable upon exercise of a warrant and 253,300 shares held by Mr. Pessin’s IRA, both as reported on the Schedule 13D Amendment No. 1 filed by these stockholders on November 10, 2005.

(7)             Includes 249,215 shares of common stock issuable upon the exercise of warrants and options and 40,983 shares of common stock issuable upon conversion of preferred stock.

(8)             Includes 130,850 shares of common stock issuable upon the exercise of warrants and options.

(9)             Includes 9,288 shares of common stock issuable upon the exercise of warrants and options.

(10)       Includes 60,749 shares of common stock issuable upon exercise of options.

(11)       Includes 23,250 shares of common stock issuable upon the exercise of options.

(12)       Consists of shares of common stock issuable upon the exercise of options.

Includes the shares (including the shares underlying options and warrants) discussed in footnotes (7)-(12).

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.   These sales may be at fixed or negotiated prices.   The selling stockholders may use any one or more of the following methods when selling shares:

•                                              ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                                              block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                                              purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                                              an exchange distribution in accordance with the rules of the applicable exchange;

•                                              privately negotiated transactions;

•                                              short sales;

•                                              broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•                                              a combination of any such methods of sale; and

•                                              any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales.   Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.   The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell these shares from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors-in-interest as selling stockholders under this prospectus.

Upon our being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.   The selling stockholders also may transfer the

shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.   In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.   Each selling stockholder has represented and warranted to us that at the time of its purchase of the common stock to be resold hereunder, it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

Neither we nor the selling stockholders can presently estimate the amount of such compensation.  We know of no existing arrangements between any selling stockholders, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares.

To our knowledge, based on inquiry, we understand that none of the selling stockholders are affiliates of a broker-dealer, except as disclosed herein.  Oberon Securities, LLC, the placement agent for the Series A-1 financing, is a registered broker-dealer.  Each of the selling stockholders has advised us that it purchased or acquired the shares in the ordinary course of business and that at the time of the purchase of the shares to be resold hereunder, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

We are required to pay all fees and expenses incident to the registration of the shares.   We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.   We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

We have advised the selling stockholders that during such time as they may be engaged in a distribution of the shares included in this prospectus they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended.  With certain exceptions, Regulation M precludes the selling stockholders, any affiliated purchasers, and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete.  Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security.  All of the foregoing may affect the marketability of the shares offered hereby.

Our obligation to register, or maintain, a registration statement governing the shares registered for resale hereunder will terminate:  (1) if all the shares have been registered and sold pursuant to registrations effected pursuant to the Registration Rights Agreement between the original holders and us; or (2) with respect to any particular selling stockholder, at such time as all shares held by such selling stockholder may be sold within a three-month period under Rule 144, either because the selling stockholder holds 1% or less of our then outstanding common stock or because the selling stockholder can sell all of its shares under Rule 144(k) without volume or time limitations.

DESCRIPTION OF CAPITAL STOCK

Authorized Stock

As of October 31, 2006, our authorized capital stock consisted of 50,000,000 shares of common stock, $0.01 par value per share, and 171,586 shares of preferred stock, $0.01 par value per share. The description below is a summary of all material provisions of our common stock and preferred stock.

Common Stock

The holders of common stock are entitled to one vote per share on all matters voted on by the stockholders, including elections of directors. Subject to the preferential rights, if any, of holders of any then outstanding preferred stock, the holders of common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available therefor. The terms of the common stock do not grant to the holders thereof any preemptive, subscription, redemption, conversion or sinking fund rights. Subject to the preferential rights of holders of any then outstanding preferred stock, the holders of common stock are entitled to share ratably in our assets legally available for distribution to stockholders in the event of our liquidation, dissolution or winding. As of October 31, 2006, 10,162,924 shares of common stock were issued and outstanding, 11,150,471 shares of common stock were reserved for issuance upon the exercise of outstanding warrants, 3,313,669 shares of common stock were reserved for issuance pursuant to our stock plans and 10,607,122 shares of common stock were reserved for issuance upon the conversion of debt.

Our Certificate of Incorporation and Bylaws contain certain provisions that may have the effect of delaying, deferring, or preventing our change of control. In addition, the Board generally has the authority, without further action by stockholders, to fix the relative powers, preferences, and rights of the unissued shares of our preferred stock. Provisions that could discourage an unsolicited tender offer or takeover proposal, such as extraordinary voting, dividend, redemption, or conversion rights, could be included in this preferred stock.

Preferred Stock

Pursuant to our Certificate of Incorporation, we have the authority to issue up to 171,586 shares of preferred stock, $0.01 par value per share, in one or more series as determined by our Board of Directors. The Board of Directors may, without further action by our stockholders, issue one or more series of preferred stock and fix the rights and preferences of such shares, including the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences and the number of shares constituting any series or the designation of such series. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of Series A-1 Preferred Stock, Series B-1 Preferred and any other preferred stock issued by us in the future. In particular, the issuance of additional shares of preferred stock may adversely affect the voting power of the common holders. In addition, the issuance of preferred stock could have the effect of making it more difficult for a third party to acquire us, or of discouraging a third party from attempting to acquire control of us.

As of October 31, 2006, we had designated 5,000 shares of Series A-1 Convertible Preferred Stock, of which 2,229 shares were issued and outstanding, and 5,000 shares of Series B-1 Convertible Preferred Stock, of which 2,484 shares were issued and outstanding. The following is a summary of the terms, rights and privileges of our designated preferred stock.

Rank.   Our Series A-1 Preferred Stock and Series B-1 Preferred Stock ranks senior or on par with any future series of preferred stock, and prior to the common stock, as to dividends and distributions of assets.

Dividends.   Holders of Series A-1 Preferred Stock are entitled to receive a 10% annual dividend, paid quarterly in cash on each March 31, June 30, September 30 and December 31. The shares of Series B-1 Preferred Stock are entitled to receive dividends paid quarterly equal to the greater of:  (a) an annual rate of 16%, or (b) 6.48% of the net sales proceeds derived from two Prosoft courses agreed upon by us and the investors.

Conversion Price.   At any time, holders of shares of series of our Series A-1 Preferred Stock may convert all or a portion of those shares into a number of shares of common stock computed by multiplying the number of shares to be converted by the purchase price of those shares, and dividing the result by the conversion price then in effect. The current conversion price for the Series A-1 Preferred Stock is $0.30 per share. The shares of Series B-1 Preferred Stock are convertible, at the option of their holders at any time, into common stock at a conversion price equal to the sum of $0.37 per share plus 2% of the amount by which the closing sale price of the common stock on the date of conversion exceeds $0.37.

Liquidation.   Upon a change in control, liquidation, dissolution or winding up of our affairs, each holder of shares of any series of our preferred stock will be entitled, on an equal basis with any other holders of our preferred stock, to a liquidation preference prior in right to any holders of common stock. The liquidation preference equals the amount paid for the Series A-1 Preferred Stock and 150% of the amount paid for the Series B-1 Preferred Stock.

Redemption.   At any time we may, at our sole option, redeem all outstanding shares of Series A-1 Preferred Stock not previously converted into common stock. The redemption price is 120% of the purchase price paid for the shares, plus all declared but unpaid dividends. The redemption price is payable in cash upon redemption. At our option we may redeem some or all of the Series B-1 Preferred Stock, at a redemption price equal to the following percentage of the original Series B-1 purchase price (plus all accrued but unpaid dividends):

For Redemptions Effected Before this Date	% of Purchase Price
January 1, 2007	120%
July 1, 2007	130%
January 1, 2008	140%
July 1, 2008	150%

The redemption price for any redemptions effected after July 1, 2008 shall be equal to 160% of the original Series B-1 purchase price (plus all accrued but unpaid dividends).

Voting.   Holders of shares of Series A-1 Preferred Stock are entitled to vote on all matters submitted to stockholders for a vote, voting together with the holders of our common stock as a single class. Holders of Series A-1 Preferred Stock are entitled to approximately 3,333 votes for each share of Series A-1 Preferred Stock held. The Series A-1 Preferred Stock is entitled to vote as a separate class on the creation of any new series of preferred stock or the issuance of additional shares of capital stock ranking, in either case, senior to the Series A-1 Preferred Stock. The Series B-1 Preferred Stock is non-voting.

Convertible Debt

As of October 31, 2006 we had a total of 10,607,126 shares of common stock issuable upon conversion of outstanding convertible debt.

Section 203 of the Delaware Corporation Law

Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”) prevents an “interested stockholder” (defined in Section 203 of the DGCL, generally, as a person owning 15% or more of a corporation’s outstanding voting stock), from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a publicly-held Delaware corporation for three years following the date such person became an interested stockholder, unless:

      — before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

— upon consummation of the transaction that resulted in the interested stockholder’s becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

— following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

The statute could prohibit or delay a merger, takeover or other change in control of VCampus and therefore could discourage attempts to acquire VCampus.

EXPERTS

The consolidated balance sheets of VCampus Corporation and subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005, included in this Registration Statement and related prospectus have been audited by Reznick Group, P.C., independent registered public accounting firm, and have been so included in reliance upon such reports given on the authority of such firms as experts in auditing and accounting.  The consolidated balance sheets of Prosoft Learning Corporation and Subsidiaries as of July 31, 2004 and 2005, and the related consolidated statements of operations, stockholders’ equity and cash flow for each of the three years in the period ended July 31, 2005, included in this Registration Statement and related prospectus, have been audited by Grant Thornton, LLP and Hein & Associates, LLP, respectively, each an independent registered public accounting firm, and have been so included in reliance upon such reports given on the authority of such firms as experts in auditing and accounting.

With respect to the unaudited financial information of VCampus Corporation and subsidiaries for the nine-month periods ended September 30, 2006 and 2005, included in this Registration Statement and related prospectus, Reznick Group, P.C. reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated November 14, 2006 appearing herein states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Reznick Group, P.C. is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by Reznick Group, P.C. within the meaning of Sections 7 and 11 of the Act.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Maupin Taylor, P.A., Raleigh, North Carolina.

VCAMPUS CORPORATION

PROSOFT LEARNING CORPORATION AND SUBSIDIARIES

UNAUDITED FINANCIAL STATEMENTS

PROSOFT LEARNING CORPORATION

VCAMPUS CORPORATION AND SUBSIDIARIES

PRO FORMA COMBINED FINANCIAL STATEMENTS
(Unaudited)

Pro Forma Combined Balance Sheet at December 31, 2005 (Unaudited)	F-85

Pro Forma Combined Statements of Operations for the Year Ended December 31, 2005	F-86

Notes to Pro Forma Combined Financial Statements (Unaudited)	F-87

VCAMPUS CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Stockholders
VCampus Corporation

We have audited the accompanying consolidated balance sheets of VCampus Corporation and subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the Index at Item 15(a)2. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of VCampus Corporation and subsidiaries at December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ REZNICK GROUP, P.C.

Vienna, Virginia
March 10, 2006, except for note 15, as to which the date is March 23, 2006

VCAMPUS CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$2,632,504	$2,488,159
Accounts receivable, less allowance of $5,000 at December 31, 2004 and 2005	283,101	209,338
Loans receivable from related party	49,783	15,453
Prepaid expenses and other current assets	665,663	325,818
Total current assets	3,631,051	3,038,768
Property and equipment, net	523,662	313,880
Capitalized software costs and courseware development costs, net	1,826,745	1,308,577
Other assets	418,684	231,859
Other intangible assets, net	390,502	257,006
Goodwill	328,317	328,317
Total assets	$7,118,961	$5,478,407

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$575,183	$1,182,585
Accrued expenses	318,478	479,316
Notes payable	66,207	191,796
Deferred revenues	851,118	469,280
Accrued dividends payable on Series A-1 convertible Preferred Stock	—	14,312
Total current liabilities	1,810,986	2,337,289
Long-term liabilities:
Notes payable—less discount and current portion	463,446	479,489
Total liabilities	2,274,432	2,816,778

Commitments and contingencies:	—	—

Stockholders’ equity:
Series A-1 convertible Preferred Stock, $0.01 par value per share; aggregate liquidation preference of $2,356,312; 5,000 shares authorized; 0 and 2,342 shares issued and outstanding at December 31, 2004 and 2005, respectively	—	23
Common Stock, $0.01 par value per share; 36,000,000 shares authorized; 8,461,086 and 9,592,074 shares issued and outstanding at December 31, 2004 and 2005, respectively	84,611	95,921
Additional paid-in capital	101,732,238	105,418,644
Accumulated deficit	(96,972,320)	(102,852,959)
Total stockholders’ equity	4,844,529	2,661,629
Total liabilities and stockholders’ equity	$7,118,961	$5,478,407

The accompanying notes are an integral part of the consolidated financial statements.

VCAMPUS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,
	2003	2004	2005
Revenues:
Online tuition revenues	$5,508,154	$4,497,513	$4,045,979
Online development and other revenues	448,082	318,456	518,484
Other service revenues	109,799	47,890	—
Net revenues	6,066,035	4,863,859	4,564,463
Costs and expenses:
Cost of revenues	1,718,340	1,356,699	1,730,892
Sales and marketing	2,137,791	1,895,340	1,723,313
Product development and operations	2,474,856	2,725,155	2,649,215
General and administrative	1,909,814	1,686,940	1,488,240
Depreciation and amortization	879,966	1,227,089	1,574,242
Reorganization and other non-recurring charges	172,729	—	—
Stock-based compensation	126,056	153,973	109,493
Total costs and expenses	9,419,552	9,045,196	9,275,395
Loss from operations	(3,353,517)	(4,181,337)	(4,710,932)
Other income	207,138	183,210	—
Interest expense, net	(112,644)	(2,581,289)	(1,155,395)
Net loss	(3,259,023)	(6,579,416)	(5,866,327)
Dividends to preferred stockholders	(2,926,854)	—	(14,312)
Net loss attributable to common stockholders	$(6,185,877)	$(6,579,416)	$(5,880,639)
Basic and diluted net loss per share	$(1.81)	$(0.97)	$(0.63)

The accompanying notes are an integral part of the consolidated financial statements.

VCAMPUS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Series E Convertible Preferred Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2002	623,339	$6,233	1,013,809	$10,138	574,895	$5,749
Issuance of Preferred Stock for payment of Series E Dividends	—	—	—	—	9,940	100
Issuance of Series G convertible Preferred Stock	—	—	—	—	—	—
Issuance of Series H convertible Preferred Stock	—	—	—	—	—	—
Issuance of Common Stock	—	—	—	—	—	—
Conversion of Preferred Stock to common stock	(623,339)	(6,233)	(1,013,809)	(10,138)	(584,835)	(5,849)
Compensatory stock, stock options and warrants	—	—	—	—	—	—
Net loss	—	—	—	—	—	—
Balance at December 31, 2003	—	$—	—	$—	—	$—
Issuance of Common Stock	—	—	—	—	—	—
Issuance of Common Stock in connection with debt conversions	—	—	—	—	—	—
Exercises of options and warrants
Compensatory stock, stock options and warrants	—	—	—	—	—	—
Net loss	—	—	—	—	—	—
Balance at December 31, 2004	—	$—	—	$—	—	$—
Issuance of Series A-1 convertible Preferred Stock	—	—	—	—	—	—
Issuance of Common Stock	—	—	—	—	—	—
Issuance of Common Stock in connection with debt conversions	—	—	—	—	—	—
Exercises of options and warrants
Compensatory stock, stock options and warrants	—	—	—	—	—	—
Net loss	—	—	—	—	—	—
Dividends on convertible Preferred Stock	—	—	—	—	—	—
Balance at December 31, 2005	—	$—	—	$—	—	$—

	Series F Convertible Preferred Stock		Series F-1 Convertible Preferred Stock		Series F-2 Convertible Preferred Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2002	3,000,000	$30,000	1,458,413	$14,584	27,578	$276
Issuance of Preferred Stock for payment of Series E Dividends	—	—	—	—	—	—
Issuance of Series G convertible Preferred Stock	—	—	—	—	—	—
Issuance of Series H convertible Preferred Stock	—	—	—	—	—	—
Issuance of Common Stock	—	—	—	—	—	—
Conversion of Preferred Stock to common stock	(3,000,000)	(30,000)	(1,458,413)	(14,584)	(27,578)	(276)
Compensatory stock, stock options and warrants	—	—	—	—	—	—
Net loss	—	—	—	—	—	—
Balance at December 31, 2003	—	$—	—	$—	—	$—
Issuance of Common Stock	—	—	—	—	—	—
Issuance of Common Stock in connection with debt conversions	—	—	—	—	—	—
Exercises of options and warrants	—	—	—	—	—	—
Compensatory stock, stock options and warrants	—	—	—	—	—	—
Net loss	—	—	—	—	—	—
Balance at December 31, 2004	—	$—	—	$—	—	$—
Issuance of Series A-1 convertible Preferred Stock	—	—	—	—	—	—
Issuance of Common Stock	—	—	—	—	—	—
Issuance of Common Stock in connection with debt conversions	—	—	—	—	—	—
Exercises of options and warrants	—	—	—	—	—	—
Compensatory stock, stock options and warrants	—	—	—	—	—	—
Net loss	—	—	—	—	—	—
Dividends on convertible Preferred Stock	—	—	—	—	—	—
Balance at December 31, 2005	—	$—	—	$—	—	$—

	Series G Convertible		Series H Convertible		Series A-1 Convertible
	Preferred Stock		Preferred Stock		Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2002	49,320	$492	—	$—	—	$—	1,573,904	$15,739
Issuance of Preferred Stock for payment of Series E Dividends	—	—	—	—	—	—	—	—
Issuance of Series G convertible Preferred Stock	28,721	288	—	—	—	—	—	—
Issuance of Series H convertible Preferred Stock	—	—	7,503	75	—	—	—	—
Issuance of Common Stock	—	—	—	—	—	—	548,551	5,486
Conversion of Preferred Stock to common stock	(78,041	(780)	(7,503)	(75)	—	—	3,008,886	30,088
Compensatory stock, stock options and warrants	—	—	—	—	—	—	35,659	357
Net loss	—	—	—	—	—	—	—	—
Balance at December 31, 2003	—	$—	—	$—	—	$—	5,167,000	$51,670
Issuance of Common Stock	—	—	—	—	—	—	1,012,500	10,125
Issuance of Common Stock in connection with debt conversions	—	—	—	—	—	—	1,076,772	10,766
Exercises of options and warrants	—	—	—	—	—	—	1,132,617	11,326
Compensatory stock, stock options and warrants	—	—	—	—	—	—	72,197	724
Net loss	—	—	—	—	—	—	—	—
Balance at December 31, 2004	—	$—	—	$—	—	$—	8,461,086	$84,611
Issuance of Series A-1 convertible Preferred Stock	—	—	—	—	2,342	23	—	—
Issuance of Common Stock	—	—	—	—	—	—	611,012	6,110
Issuance of Common Stock in connection with debt conversions	—	—	—	—	—	—	386,152	3,862
Exercises of options and warrants	—	—	—	—	—	—	—	—
Compensatory stock, stock options and warrants	—	—	—	—	—	—	133,824	1,338
Net loss	—	—	—	—	—	—	—	—
Dividends on convertible Preferred Stock	—	—	—	—	—	—	—	—
Balance at December 31, 2005	—	$—	—	$—	2,342	$23	9,592,074	$95,921

	Additional Paid in Capital	Accumulated Deficit	Total Stockholders’ Equity
Balance at December 31, 2002	$85,771,622	$(84,207,028)	$1,647,805
Issuance of Preferred Stock for payment of Series E Dividends	3,248	(3,348)	—
Issuance of Series G convertible Preferred Stock	874,649	—	874,937
Issuance of Series H convertible Preferred Stock	1,740,165	—	1,740,240
Issuance of Common Stock	899,844	—	905,330
Conversion of Preferred Stock to common stock	37,847	—	—
Compensatory stock, stock options and warrants	3,049,204	(2,923,505)	126,056
Net loss	—	(3,259,023)	(3,259,023)
Balance at December 31, 2003	$92,376,579	$(90,392,904)	$2,035,345
Issuance of Common Stock	1,520,209	—	1,530,334
Issuance of Common Stock in connection with debt conversions	1,808,808	—	1,819,574
Exercises of options and warrants	1,932,957	—	1,944,283
Compensatory stock, stock options and warrants	4,093,685	—	4,094,409
Net loss	—	(6,579,416)	(6,579,416)
Balance at December 31, 2004	$101,732,238	$(96,972,320)	$4,844,529
Issuance of Series A-1 convertible Preferred Stock	2,032,833	—	2,032,856
Issuance of Common Stock	894,340	—	900,450
Issuance of Common Stock in connection with debt conversions	625,579	—	629,441
Exercises of options and warrants	—	—	—
Compensatory stock, stock options and warrants	133,654	—	134,992
Net loss	—	(5,866,327)	(5,866,327)
Dividends on convertible Preferred Stock	—	(14,312)	(14,312)
Balance at December 31, 2005	$105,418,644	$(102,852,959)	$2,661,629

The accompanying notes are an integral part of the consolidated financial statements.

VCAMPUS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2003	2004	2005
Operating Activities
Net loss	$(3,259,023)	$(6,579,416)	$(5,866,327)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	283,354	290,050	300,067
Amortization	596,611	937,039	1,025,199
Bad debt expense	8,622	—	—
Impairment of capitalized software and courseware development costs	—	—	248,976
Non-cash stock option and stock warrant expense	126,056	153,973	109,493
Debt discount and deferred financing costs amortization	84,841	2,430,849	1,060,057
Interest expense paid with stock	—	117,992	42,400
Settlement of accounts payable and accrued expenses	—	(183,210)	—
Decrease in allowance for doubtful accounts	(26,019)	—	(584)
Changes in operating assets and liabilities:
Accounts receivable	81,207	7,429	74,346
Prepaid expenses and other current assets	(32,194)	116,053	315,812
Other assets	62,848	1,118	44,541
Accounts payable and accrued expenses	(185,971)	(541,359)	838,972
Deferred revenues	227,560	(159,445)	(381,838)
Net cash used in operating activities	(2,032,108)	(3,408,927)	(2,188,886)

Investing Activities
Purchases of property and equipment	(464,720)	(305,374)	(90,284)
Proceeds from the sale of property and equipment	—	1,324	—
Capitalized software and courseware development costs	(1,255,579)	(931,497)	(622,510)
Proceeds from loans receivable from related party	36,000	36,000	36,000
Interest on loans receivable from related party	(2,992)	(2,038)	(1,670)
Proceeds from loans receivable	35,000	74,252	—
Advances under loans receivable	(5,061)	—	—
Net cash used in investing activities	(1,657,352)	(1,127,333)	(678,464)

Financing Activities
Proceeds from issuance of Common Stock	905,330	3,474,614	900,450
Proceeds from the issuance of Series G convertible Preferred Stock, net of offering costs	874,937	—	—
Proceeds from the issuance of Series H convertible Preferred Stock, net of offering costs	1,740,240	—	—
Proceeds from the issuance of Series A-1 convertible Preferred Stock, net of offering costs	—	—	2,032,856
Payments on capital lease obligations	(23,529)	—	—
Proceeds from notes payable	—	3,384,166	—
Repayments of notes payable	—	(225,000)	(210,301)
Net cash provided by financing activities	3,496,978	6,633,780	2,723,005
Net increase (decrease) in cash and cash equivalents	(192,482)	2,097,520	(144,345)
Cash and cash equivalents at the beginning of the year	727,466	534,984	2,632,504
Cash and cash equivalents at the end of the year	$534,984	$2,632,504	$2,488,159

Supplemental cash flow information:
Interest paid	$—	$43,530	$66,703

The accompanying notes are an integral part of the consolidated financial statements.

VCAMPUS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Organization and Nature of Operations

VCampus Corporation (the “Company”) was incorporated in Virginia in 1984 and reincorporated in Delaware in 1985. VCampus Corporation is a provider of outsourced e-Learning services. The Company develops courseware and manages and hosts Internet-based learning environments for professional credentialing and certification organizations, corporations, government agencies, and associations. The Company’s services cover a broad range of e-Learning programs, from registration,  enrollment and course delivery  to custom course development, e-commerce and publishing, as well as tracking of students’ progress, reporting of results and production of certificates of completion.

Management’s Plans to Address Operating Conditions

The Company has incurred significant losses since inception. The Company expects negative cash flow from operations to continue until the Select Partner business model matures. In addition, the Company has experienced declining revenues in the current and prior periods, including the loss of a major customer in 2004 which represented 25% of revenues in 2004.

Management’s plans to address these conditions include sales to new customers through the Select Partner program which have partially replaced the sales related to the customer lost in 2004. Management anticipates the increase in sales seen in the current and prior periods under the Select Partner program to continue in 2006. Management has also instituted cost cutting measures and operates under an  approved budget which is closely monitored. Management is committed to maintaining operations at current levels to meet projected sales levels.

If the Company is not able to address its funding needs, it will be materially adversely affected. The Company’s future capital requirements will depend on many factors, including, but not limited to, acceptance of and demand for its products and services including the Select Partner business model, use of cash to finance any acquisitions it might pursue, customer demands for technology upgrades, the types of arrangements that the Company may enter into with customers and agents, and the extent to which the Company invests in new technology and research and development projects. While the Company believes it has the ability to raise additional capital, the Company’s ability to raise capital  beyond the $1,000,000 and $2,300,000 raised in the March and December 2005 private placements (see note 11) is uncertain. If the Company is unable to raise additional funding to meet working capital requirements and comply with the minimum bid price requirement, it may be unable to maintain compliance with Nasdaq Capital market listing requirements.

2.   Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents, consist of highly liquid investments, which are readily convertible into cash and have original maturities of three months or less.

Non-Cash Financing Activities

In February 2003, the Company issued 226 shares of Series G Preferred Stock with an aggregate value of $8,927 and five-year fully vested warrants to purchase 564 shares of common stock with an exercise price of $2.99 per share to a placement agent in connection with private placement of its Series G Preferred Stock. As this was a placement of preferred stock, the fair value of the common stock and warrants issued to the placement agent was accounted for as cost of capital.

In September and October 2003, the Company issued an aggregate of 27,711 shares of its common stock with an aggregate value of $71,771 and three-year fully vested warrants to purchase 27,711 shares of common stock with an exercise price of $2.59 per share to a placement agent in connection with the financings completed in that period. As this was a placement of common stock, the fair value of the common stock and warrants issued to the placement agent was accounted for as cost of capital.

In 2004, the Company issued 927,696 shares of common stock upon mandatory and voluntary conversions of $999,625 and $512,500, respectively, of Series A and Series B senior secured convertible note principal at $1.63 per share.

In March and May 2004, the Company issued 76,688 shares of common stock with a value of $189,419 and five-year fully vested warrants to purchase 250,000 shares of common stock at $1.63 per share valued at $545,000 in satisfaction of accrued financing costs related to the March 2004 private placement. The Company allocated $505,730 of the total value of the shares and warrants to deferred debt issuance costs, which will be recognized as interest expense over the period the notes are expected to be outstanding. The remaining amount was accounted for as a cost of capital. In addition, the Company issued one quarter unit of the March 2004 private placement with an aggregate value of $50,000 to the lead investor’s counsel as payment for legal services in connection with the private placement. The Company allocated $34,430 of the total value of the one quarter unit to deferred debt issuance costs, which will be recognized as interest expense over the period the notes are expected to be outstanding. The remaining amount was accounted for as a cost of capital.

In 2005, the Company issued 332,398 shares of common stock upon voluntary conversions of $541,809 of Series A and Series B senior secured convertible note principal at $1.63 per share.

In 2005, the Company issued 30,550 shares of common stock with a value of $50,000 in satisfaction of a finder’s fee related to the March 2005 private placement. In 2005, the Company issued 42 shares of Series A-1 Preferred Stock and a five-year warrant to purchase 75,450 shares of common stock, in satisfaction of a finder’s fee related to the December 2005 private placement. The Series A-1 Preferred Stock and warrant have the same terms as the securities issued in the December 2005 financing.

In 2005, the Company issued 11,860 shares of common stock with a value of $25,500 in satisfaction of accounts payable to a financial advisor.

In 2005, the Company issued 27,749 shares of common stock with a value of $45,232 in satisfaction of accrued and unpaid interest on its Series A and Series B secured convertible notes.

In 2005, the Company declared and accrued $14,312 of dividends on its Series A-1 convertible Preferred Stock.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

Loans Receivable

The Company periodically assesses the collectibility of its loans receivable and records balances due at the amount it believes it will be able to collect during the term of the loan.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of two to seven years. Leasehold improvements are amortized over the lesser of the lease term or estimated useful life. Repairs and maintenance that do not improve or extend the lives of the respective assets are expensed in the period incurred. Depreciation expense was $283,354, $290,050 and $300,067 for 2003, 2004 and 2005, respectively.

Capitalized Software and Courseware Development Costs

During 2003, 2004 and 2005, the Company capitalized certain software and courseware development costs. The Company capitalizes the cost of software used for internal operations once technological feasibility of the software has been demonstrated. The Company capitalizes costs incurred during the development process, including payroll costs for employees who are directly associated with the development process and services performed by consultants. Amortization of such costs is based on the greater of (1) the ratio of current gross revenues to the sum of current and anticipated gross revenues, or (2) the straight-line method over the remaining economic life of the vcampus or courseware, typically two to three years. It is possible that those anticipated gross revenues, the remaining economic life of the products, or both, may be reduced as a result of future events. During 2003, 2004 and 2005, the Company recognized amortization of capitalized software and courseware development costs of $417,613, $758,047, and $891,702, respectively. During the 2005, the Company wrote off $248,976 in unamortized capitalized software and courseware development costs for a total of nine courses, as a result of impairment analyses conducted by the Company in connection with the review of its financial statements. The Company determined that the impairment charges were necessary because the carrying amount of the assets represented by the courses exceeded the Company’s determination of the fair value of the assets. The write-offs have been included in depreciation and amortization expense in the 2005 statements of operations.

Web Site Development Costs

The Company accounts for web site development costs in accordance with Emerging Issues Task Force Issue No. 00-2, Accounting for Web Site Development Costs (“EITF 00-2”). In 2003, 2004 and 2005 all web site development costs were incurred in the operating stage, including maintenance and minor enhancements and upgrades, and were expensed as incurred.

Goodwill and Other Intangible Assets

Goodwill and other intangibles represent the unamortized excess of the cost of acquiring subsidiary companies over the fair values of such companies’ net tangible assets at the dates of acquisition.

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (SFAS 142).  The Company does not have any indefinite-lived intangibles. In accordance with SFAS 142, the Company reviewed the useful lives of its intangible assets and determined that they remained appropriate.

In connection with the adoption of SFAS 142, the Company performed an assessment of whether there were indicators that goodwill was impaired at the date of adoption. To accomplish this, the Company identified its reporting units and determined the carrying value of each reporting unit. The Company then determined the fair value of the reporting unit and compared it to the reporting unit’s carrying amount. To the extent the reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired and the Company must perform the second step of the impairment test. In the second step, the Company must compare the implied fair value of the reporting unit’s goodwill, determined by allocating the reporting unit’s fair value to all of its assets and liabilities in a manner similar to a purchase price allocation in accordance with SFAS 141, to its carrying amount, both of which would be measured as of the date of adoption.

The Company performed the initial goodwill impairment test required by SFAS 142 during the second quarter of fiscal 2002. The Company considers itself to be a single reporting unit. Accordingly, all of the Company’s goodwill is associated with the entire Company. The Company performed its initial impairment test and as of June 30, 2002, based on the Company’s market capitalization; there was no impairment of goodwill recorded upon implementation of SFAS 142. The Company has tested and will continue to test for impairment on an annual basis, coinciding with its fiscal year end, or on an interim basis if circumstances change that would more likely than not reduce the fair value of the Company’s reporting unit below its carrying amount. The Company performed its annual impairment test as of December 31, 2005, and concluded that no impairment charge for goodwill and other intangible assets was required.

Impairment of Long-Lived Assets

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of by sale are reflected at the lower of their carrying amount or fair value less cost to sell.

During 2005, the Company wrote off $248,976 in unamortized capitalized software and courseware development costs for a total of nine courses, as a result of impairment analyses conducted by the Company in connection with the review of its financial statements. The Company determined that the impairment charges were necessary because the carrying amount of the assets represented by the courses exceeded the Company’s determination of the fair value of the assets. The write-offs have been included in depreciation and amortization expense in the 2005 statements of operations.

Revenue Recognition

The Company currently derives its revenues from online tuition revenues and development and other revenues.

Online tuition revenues are generated primarily through three types of contracts: (i) corporate subscriptions, (ii) contracts with Select Partners and (iii) corporate usage. Under corporate subscriptions and Select Partner contracts, revenue is recognized ratably (on a straight-line basis) over the subscription period. For usage contracts, revenue is recognized upon enrollment in a course. Once a student has enrolled in a course, he cannot cancel delivery of a course or receive a refund. On rare occasions, the Company may extend the subscription length for a specific student’s course at no charge. Initial set-up fees related to all online tuition services are recognized ratably (on a straight-line basis) over the respective contract term.

Development and other revenues consist primarily of fees paid to the Company for developing and converting courseware. For arrangements that include more than one element, the Company allocates the total arrangement fee among each deliverable based on vendor-specific objective evidence (“VSOE”) of the relative fair value of each deliverable. VSOE is determined using the price charged when that element is sold separately by the Company. Development and other revenues earned under courseware conversion contracts are recognized relative to the Company’s proportionate performance based on the ratio that total costs incurred to-date bear to total estimated costs. The Company uses direct labor hours as the key criteria to measure progress towards completion. The Company develops its estimates to complete based on budgeted total costs and periodic assessment by Company project managers. Provisions for losses on arrangements are made in the period in which they are determined.

The Company sometimes recognizes development and other revenues as a separate element of an arrangement with a customer that also contains an element to provide courseware delivery services. The SEC Staff believes that the best indicator that a separate element exists is that a vendor sells or could readily sell that element unaccompanied by other elements. The Company has a history of selling courseware development and conversion services unaccompanied by other elements. Further, EITF 00-21 (“Revenue Arrangements with Multiple Deliverables”), states that a deliverable should be segmented and accounted for separately from the remainder of the arrangement if: (1) there is objective and reliable evidence of the fair value of the element and (2) the element does not affect the quality of use or the value of the other elements and the element can be purchased from an unrelated vendor without effecting the quality of use or value of the other elements. The Company believes that the hourly rates charged for development revenues are consistent and represent the fair value of these services.

In most cases, development projects are requested after delivery of online tuition services has begun (i.e. no development work was considered when terms of the online tuition agreement were negotiated). The Company has demonstrated the ability for its developed and converted material to be used in absence of its platform. In addition, customers can use other vendors to develop electronic course material or develop course material internally for use on its platform. Accordingly, the Company believes that separate recognition of development revenues for customers who have online tuition contracts is appropriate.

Prior to the third quarter of 2004, the Company had also been recognizing revenues for other services. Revenues for other services were being recognized as the services were delivered.

The Company accounts for cash received from customers as prepayments for future services as deferred revenue. The Company recognizes revenue associated with those cash receipts in accordance with the above policies.

In 2003, three customers individually accounted for approximately 36%, 18% and 15% of net revenues, and in 2004 the same three customers individually accounted for 27%, 25% and 21% of net revenues. In 2005, two customers individually accounted for 36% and 20% of net revenues.

Stock-Based Compensation

Through the periods covered by this report, the Company has applied the intrinsic-value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44 (“FIN 44”), Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded only if the current market price of the underlying stock exceeded the exercise price on the date of the grant. Statement of Financial Accounting Standards No. 123 (“SFAS 123”), Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, for the periods covered by this report the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS 123 as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, Amendment of SFAS 123 (“SFAS 148”).

Stock options and warrants granted to non-employees are accounted for using the fair value method in accordance with the SFAS No. 123 and EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

The following table illustrates the pro forma effect on net loss attributable to common stockholders (net loss) and pro forma net loss per common share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation.

	2003	2004	2005
Pro forma net loss:
As reported	$(6,185,877)	$(6,579,416)	$5,880,639
Add: Non cash stock compensation included in reported net loss attributable to common stockholders	126,056	153,973	109,493
Deduct: Total employee non cash stock compensation expense determined under fair value based method for all awards	(5,486,954)	(3,212,044)	(2,185,731)
Pro forma net loss	$(11,546,775)	$(9,637,487)	$(7,956,877)
Net loss per common share:
Basic and diluted—as reported	$(1.81)	$(0.97)	$(0.63)
Basic and diluted—pro forma	$(3.37)	$(1.42)	$(0.86)

The effect of applying SFAS No. 123 on the pro forma net loss as stated above is not necessarily representative of the effects on reported net loss for future years due to, among other things, the vesting period of the stock options and the fair value of additional options to be granted in the future years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing fair value model with the following assumptions:

	2003	2004	2005
Dividend yield	0%	0%	0%
Volatility	126%	130%	132%
Average risk-free interest rate	3.52%	3.87%	4.15%
Expected term	7 years	8 years	8 years

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company deposits its cash with financial institutions that the Company considers to be of high credit quality.

The Company performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral. The Company maintains reserves for credit losses, and such losses have been within management’s expectations.

Three customers individually represented 25%, 21%, and 17% of accounts receivable at December 31, 2004. Two customers individually represented 37% and 12% of accounts receivable at December 31, 2005.

Financial Instruments

The carrying value of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, loans receivable, accounts payable, accrued expenses and deferred revenues approximated their fair values based on the short-term maturities of these instruments.

Royalties

Royalties are due and payable by the Company upon the sale of certain courses for which the Company has acquired or otherwise licensed the online publishing rights. In addition, the Company may be obligated to pay certain royalties related to courses which a customer may have converted to an online format and elected to distribute to all the Company’s customers. Royalties accrue at a rate of 10% to 70% of the tuition fees received with respect to certain courses.

Royalties are classified as a cost of revenues and amounted to approximately $1,530,000, $1,198,000 and $1,342,000 during the years ended December 31, 2003, 2004 and 2005, respectively.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs amounted to approximately $0, $70,000 and $132,000 for the years ended December 31, 2003, 2004, and 2005 respectively.

Income Taxes

The Company provides for income taxes in accordance with the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Because the realization of tax benefits related to the Company’s net deferred tax asset is uncertain, a full valuation allowance of $28,624,000 has been provided against the net deferred tax asset.

Net Loss Per Share

The Company follows the provisions of SFAS No. 128, Earnings per Share (“SFAS No. 128”) which requires the Company to present basic and diluted earnings (or net loss) per share. Basic earnings (or net loss) per share is based on the actual weighted-average shares outstanding and excludes any dilutive effects of shares issuable upon the exercise or conversion of outstanding options, warrants and convertible securities. To calculate diluted earnings (or net loss) per share, the earnings (or net loss) is divided by a denominator which includes not only actual shares of common stock outstanding, but also the additional shares of common stock issuable upon exercise or conversion of stock options, warrants, and convertible preferred stock. For all years presented, shares of common stock issuable upon the exercise or conversion of stock options, warrants, and convertible preferred stock have been excluded from diluted earnings per share because their effect is anti-dilutive.

Recent Accounting Pronouncements

In December 2004, FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”, or SFAS 123(R), which is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation” (as amended) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Generally the approach in SFAS 123(R) is similar to the approach described in SFAS No. 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative upon adopting SFAS 123(R).

The Company adopted SFAS 123(R) on January 1, 2006. SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

The “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123(R) for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date; or

The “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123(R) for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company will implement SFAS 123(R) in the first quarter of 2006 and intends to use the “modified prospective method”. The Company believes the pro forma disclosures in note 2, “Summary of Significant Accounting Policies,” of the consolidated financial statements under the sub-heading “Stock-Based Compensation” provides an appropriate short-term indicator of the level of expense that will be recognized in accordance with SFAS 123(R) for stock options granted prior to January 1, 2006 plus the expense related to stock options granted during 2006. The expense for stock options granted during 2006 cannot be determined at this time due to the uncertainty of the Company’s stock price, the related Black-Scholes fair value and the timing of future grants.

In June 2005, the FASB ratified EITF Issue No. 05-2, “The Meaning of ‘Conventional Convertible Debt Instrument’ in EITF Issue No. 00-19, ‘Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock’ “ (“EITF No. 05-2”), which addresses when a convertible debt instrument should be considered “conventional” for the purpose of applying the guidance in EITF No. 00-19. EITF No. 05-2 also retained the exemption under EITF No. 00-19 for conventional convertible debt instruments and indicated that convertible preferred stock having a mandatory redemption date may qualify for the exemption provided under EITF No. 00-19 for conventional convertible debt if the instrument’s economic characteristics are more similar to debt than equity. EITF No. 05-2 is effective for new instruments entered into and instruments modified in periods beginning after June 29, 2005. The Company has applied the requirements of EITF No. 05-2 since the required implementation date.

In September 2005, the FASB ratified the following consensus reached in EITF Issue 05-8 (“Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature”): a) the issuance of convertible debt with a beneficial conversion feature results in a basis difference in applying FASB Statement of Financial Accounting Standards SFAS No. 109, Accounting for Income Taxes. Recognition of such a feature effectively creates a debt instrument and a separate equity instrument for book purposes, whereas the convertible debt is treated entirely as a debt instrument for income tax purposes. b) the resulting basis difference should be deemed a temporary difference because it will result in a taxable amount when the recorded amount of the liability is recovered or settled. c) recognition of deferred taxes for the temporary difference should be reported as an adjustment to additional paid-in capital. This consensus is effective in the first interim or annual reporting period commencing after December 15, 2005, with early application permitted. The effect of applying the consensus should be accounted for retroactively to all debt instruments containing a beneficial conversion feature that are subject to EITF Issue 00-27, “Application of Issue No. 98-5 to Certain Convertible Debt Instruments” (and thus is applicable to debt instruments converted or extinguished in prior periods but which are still presented in the financial statements). The adoption of this pronouncement is not expected to have a material impact on the Company’s consolidated financial statements.

Indebtedness with Detachable Warrants and Beneficial Conversion Feature

The Company has accounted for the issuance of detachable stock purchase warrants in accordance with Accounting Principles Board Opinion 14 (“APB 14”), whereby the Company separately measured the fair value of the indebtedness and the detachable warrants and allocated the total proceeds on a pro-rata basis to each. The proceeds allocated to the detachable warrants are credited to paid-in capital and the discount from the face value of the indebtedness is amortized over the estimated life of the indebtedness.

In accordance with the provisions of Emerging Issues Task Force Issue 98-5 (“EITF 98-5”) and EITF 00-27, the Company allocated a portion of the proceeds received to the embedded beneficial conversion feature, based on the difference between the effective conversion price of the proceeds allocated to the convertible indebtedness and the fair value of the underlying common stock on the date the convertible indebtedness was issued. Since the convertible indebtedness also had detachable stock purchase warrants, the Company first allocated the proceeds to the stock purchase warrants and the convertible indebtedness and then allocates the resulting convertible indebtedness proceeds between the beneficial conversion feature, which was accounted for as paid-in capital, and the initial carrying amount of the convertible indebtedness. The discount resulting from the beneficial conversion feature is amortized over the estimated life of the convertible indebtedness.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks.

The Company reviews the terms of convertible debt and equity instruments issued to determine whether there are embedded derivative instruments, including the embedded conversion option, that are required to be bifurcated and accounted for separately as a derivative financial instrument. When the risks and rewards of any embedded derivative instrument are not “clearly and closely” related to the risks and rewards of the host instrument, the embedded derivative instrument is generally required to be bifurcated and accounted for separately. If the convertible instrument is debt, or has debt-like characteristics, the risks and rewards associated with the embedded conversion option are not “clearly and closely” related to that debt host instrument. The conversion option has the risks and rewards associated with an equity instrument, not a debt instrument, because its value is related to the value of our common stock. Nonetheless, if the host instrument is considered to be “conventional convertible debt” (or “conventional convertible preferred stock”), bifurcation of the embedded conversion option is generally not required. However, if the instrument is not considered to be conventional convertible debt (or conventional convertible preferred stock), bifurcation of the embedded conversion option may be required in certain circumstances. Generally, where the ability to physical or net-share settle the conversion option is deemed to be not within the control of the Company, the embedded conversion option is required to be bifurcated and accounted for as a derivative financial instrument liability.

In connection with the sale of convertible debt and equity instruments, the Company may also issue freestanding options or warrants. Additionally, the Company may issue options or warrants to non-employees in connection with consulting or other services they provide. Although the terms of the options and warrants may not provide for net-cash settlement, in certain circumstances, physical or net-share settlement may be deemed to not be within the control of the Company and, accordingly, the Company may be required to account for these freestanding options and warrants as derivative financial instrument liabilities, rather than as equity.

Derivative financial instruments are required to be initially measured at their fair value. For derivative financial instruments that shall be accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to income.

In circumstances where the embedded conversion option in a convertible instrument may be required to be bifurcated and there are also other embedded derivative instruments in the convertible instrument that are required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

If the embedded derivative instrument is to be bifurcated and accounted for as a liability, the total proceeds received will be first allocated to the fair value of the bifurcated derivative instrument. If freestanding options or warrants were also issued and are to be accounted for as derivative instrument liabilities (rather than as equity), the proceeds are next allocated to the fair value of those instruments. The remaining proceeds, if any, are then allocated to the convertible instrument itself, usually resulting in that instrument being recorded at a discount from its face amount. In circumstances where a freestanding derivative instrument is to be accounted for as an equity instrument, the proceeds are allocated between the convertible instrument and the derivative equity instrument, based on their relative fair values.

To the extent that the fair values of the bifurcated and/or freestanding derivative instrument liabilities exceed the total proceeds received, an immediate charge to income is required to be recognized, in order to initially record the derivative instrument liabilities at their fair value. The discount from the face value of the convertible debt instrument is required to be amortized over the life of the instrument through periodic charges to income, using the effective interest method. When the instrument is convertible preferred stock, the periodic amortization of the discount is charged directly to retained earnings.

The Company reviews the classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, at the end of each reporting period. Derivative instrument liabilities are required to be classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date. The Company currently does not have any derivative instruments that are required to be bifurcated and recorded as liabilities.

Registration Rights Agreements

In connection with the sale of certain debt and equity instruments, the Company has entered into Registration Rights Agreements. Generally, these Agreements require the Company to file registration statements with the Securities and Exchange Commission to register common shares that may be issued on conversion of debt or preferred stock, to permit re-sale of common shares previously sold under an exemption from registration or to register common shares that may be issued on exercise of outstanding options or warrants.

The Agreements usually require the Company to pay penalties for any time delay in filing the required registration statements, or in the registration statements becoming effective, beyond dates specified in the Agreement. These penalties are usually expressed as a fixed percentage, per month, of the original amount the Company received on issuance of the debt or preferred stock, common shares, options or warrants. The Company accounts for these penalties as a contingent liability and not as a derivative instrument. Accordingly, the Company recognizes the penalties when it becomes probable that they will be incurred. Any penalties are expensed over the period to which they relate.

Segment Information

The Company currently operates in one business segment; namely a provider of comprehensive outsourced e-Learning products and related services. The Company evaluates its market opportunities by referring to the Select Partner program business model and the Legacy business model. The Company is not organized by market and is managed and operated as one business. A single management team that reports to the chief operating decision maker comprehensively manages the entire business. The Company does not operate any material separate lines of business or separate business entities with respect to its products or product development. Accordingly, the Company does not accumulate discrete financial information with respect to separate product lines and does not have separately reportable segments as defined by SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”.

Risks and Uncertainties

The Company is subject to all of the risks inherent in a company that operates in the intensely competitive Internet industry, providing a service that is relatively new and constantly evolving. These risks include, but are not limited to, market acceptance of the Company’s products and services, risks associated with acquisitions and expansion, and reliance on third-party software incorporated in the Company’s products. The Company’s operating results may be materially affected by these foregoing factors.

3.   Property and Equipment

Property and equipment consisted of the following:

	December 31,
	2004	2005
Equipment	$2,453,929	$2,518,702
Computer software	1,295,173	1,311,325
Leasehold improvements	105,598	105,598
Furniture and fixtures	649,045	656,419
	4,503,745	4,592,044
Less accumulated depreciation	(3,980,083)	(4,278,164)
Total	$523,662	$313,880

4.   Capitalized Software and Courseware Development Costs

Capitalized software and courseware development costs consisted of the following:

	December 31,
	2004	2005
Capitalized software costs	$5,008,247	$5,008,247
Capitalized courseware development costs	1,700,795	2,323,305
	6,709,042	7,331,552
Less accumulated amortization	(4,882,297)	(6,022,975)
Total	$1,826,745	$1,308,577

5.   Goodwill and Other Intangible Assets

Other intangible assets were comprised of:

	December 31,
	2004	2005
Developed content	$523,800	$523,800
Trademarks and names	904,720	904,720
Customer base	304,820	304,820
	1,733,340	1,733,340
Less accumulated amortization	(1,342,838)	(1,476,334)
	$390,502	$257,006

Amortization expense for other intangible assets is expected to be as follows:

2006	110,740
2007	66,078
2008	43,747
2009	36,441
$257,006

Amortization expense related to intangible assets subject to amortization totaled $178,998, $178,992 and $133,496 for the years ended December 31, 2003, 2004 and 2005, respectively.

With the adoption of SFAS 142, amortization of goodwill was discontinued as of January 1, 2002.

6.   Restructuring of Operations and Other Non-Recurring Items

In June 2003, the Company and the landlord at its Rockville, Maryland facility agreed to a settlement regarding the leased space that the Company vacated in December 2000. During 2003, the Company paid the landlord a total of $300,000 (plus a $24,000 security deposit retained by the landlord) to terminate the lease agreement. As a result of this settlement, the Company recorded an additional amount of $73,000,  which it included in restructuring and other non-recurring items on the 2003 statement of operations.

In June 2002, a former employee (separated in June 1998) filed suit against the Company in Dallas County, Texas. To avoid further litigation expenses and the risk of an adverse ruling, in June 2003 the Company paid the employee $99,999 in full settlement of all the claims, including the plaintiff’s attorneys’ fees.

7.   Loans Receivable from Related Party

Loans receivable from a Company officer are unsecured and amounted to $49,783 and $15,453 as of December 31, 2004 and 2005, respectively. The Company accrues interest on the loans receivable at a rate of prime less 1%. Interest income related to loans receivable amounted to $2,992, $2,038 and $1,670 during the years ended December 31, 2003, 2004 and 2005, respectively. The amount repaid on loans receivable from related parties was $36,000 in each of 2003, 2004 and 2005.

8.   Notes Payable

In December 2001 and January 2002, the Company raised $925,000 through the issuance of 8% debentures together with five-year, fully vested warrants to purchase 132,143 shares of common stock at $4.00 per share. The Company allocated the proceeds of the offering to the debentures and the warrants based on their relative fair values using the Black-Scholes option pricing model. The amount allocated to the warrants ($335,841 and $40,708 for the 2001 and 2002 funding, respectively), was recorded as a debt discount and was amortized to interest expense over the period the debentures were outstanding. In March 2002, the Company issued 1,458,413 shares of Series F-1 Preferred Stock and five-year fully vested warrants to purchase 14,584 shares of common stock at $4.00 per share in exchange for the cancellation of a note in the original principal amount of $500,000 plus $10,445 in accrued interest. In May 2002, the Company issued of 5,878 shares of Series F-2 Preferred Stock plus a warrant to purchase 5,878 shares of common stock at $4.00 per share, in exchange for the cancellation of a convertible promissory note in the principal and accrued interest amount of $205,730. Upon shareholder approval of the debt financing, the Company recorded an additional $91,563 of debt discount for the instruments’ beneficial conversion feature. The unamortized debt discount at December 31, 2003 and 2004 was $0. Principal and accrued interest under the debentures was due and payable at December 31, 2003. The debentures were convertible into shares of the Company’s common stock at the election of the holders at a conversion price of $3.50 per share. In March 2004, the Company repaid the entire principal of $225,000 and accrued interest of  approximately $40,000 under the debentures.

In March 2004, the Company raised $5,000,000 in gross cash proceeds through the private placement of 20 units, at a purchase price of $200,000 per unit, and Series B senior secured convertible notes in the aggregate principal amount of $1,000,000. Each unit consisted of 50,000 shares of common stock (initially priced at $1.63 per share), a Series A senior secured convertible note in the original principal amount of $118,500 and a five-year warrant to purchase 61,350 shares of common stock. The Company issued an additional $250,000 of Series B senior secured notes in exchange for cancellation of existing short-term indebtedness in that amount. The Company issued to the Series B noteholders five-year warrants to purchase an aggregate of 383,439 shares of common stock. The exercise price for the warrants is $1.63 per share. Additionally, the Company issued one quarter unit to the lead investor’s counsel as payment for legal services. The Company allocated the proceeds from the issuance of the notes to the notes and to that subset of warrants allocated to the notes based on their relative fair values using the Black-Scholes option pricing model. The amount allocated to the warrants ($1,462,538) was recorded as a debt discount to be amortized to interest expense over the period the notes are expected to be outstanding. The notes are convertible into shares of the Company’s common stock at the election of the holders at a conversion price of $1.63 per share. Total shares of common stock issued in connection with this private placement were 1,012,500. The fair value of the warrants allocated to the common stock on a pro-rata basis has been accounted for as cost of capital.

The terms of the financing include antidilution provisions to the effect that if and whenever in the period commencing after the issuance date (March 23, 2004) and ending 24 months thereafter (March 22, 2006) (the “Antidilution Period”), the Company issues or sells, or is deemed to have issued or sold, any shares of common stock, with the exception of specific customary issuances which are excluded, for a consideration per share less than the conversion price or exercise price in effect immediately prior to such time for the relevant shares, then concurrent with such dilutive issuance, the conversion price or exercise price for the notes and warrants, as the case may be, then in effect shall be reduced to an equal amount to the new securities issuance price.

Upon stockholder approval of the private placement in May 2004, the Company recorded an additional $2,187,087 of debt discount for the instrument’s beneficial conversion feature. In addition, $18,500 of principal of each of the Series A notes was converted into common stock at $1.63 per share and $100,000, or 50%, in principal of each of the Series B notes was converted into common stock at $1.63 per share. The total principal amount for both Series converted upon approval of the stockholders was $999,625, resulting in the issuance of 613,276 shares of common stock. The Company recorded a total of $2,650,000 of the placement as equity and $2,650,000 as senior debt. The notes mature on April 1, 2009 and bear interest at the rate of 8% per annum payable quarterly in cash or stock (valued at the conversion price) at VCampus’ option for the first year. Principal and interest on the notes are payable in cash over the following four years in quarterly installments. The note holders have alleged an event of default has occurred under the notes. The Company plans to pursue negotiations with the note holders in an effort to reach an amicable resolution to the matter (see note 9).

During 2004 and 2005, an additional $512,500 and $541,809 of Series A and Series B senior secured convertible note principal was converted into 314,420 and 332,398 shares of common stock, respectively, resulting in $2,053,934 of aggregate principal from this financing converted as of December 31, 2005. During 2005, the Company made its first two regularly scheduled principal payments on the notes in cash in the aggregate amount of $210,301. The total outstanding principal remaining under these convertible notes as of December 31, 2005 amounted to $1,385,390. The total unamortized debt discount associated with these notes as of December 31, 2005 amounted to $714,105, resulting in a net liabilities balance on the notes of $671,285, of which $191,796 is classified as a current liability on the financial statements.

Interest due for the quarters ended June 30, September 30, December 31, 2004 and March 31, 2005 amounted to $205,634 and was paid through the issuance of an aggregate of 126,142 shares of common stock valued at $1.63 per share on July 1, 2004, October 1, 2004, January 1, 2005 and April 1, 2005, respectively. Interest for the quarters ended June 30 and September 30, 2005 amounted to $66,703 and was paid in cash on July 1 and October 1, 2005, respectively. Interest for the quarter ended December 31, 2005 amounted to $27,708 and is included in accrued expenses on the consolidated balance sheet.

As of December 31, 2005, future maturities of long-term debt obligations were as follows:

2006	395,826
2007	395,826
2008	395,826
2009	197,912
$1,385,390

9.   Commitments and Contingencies

Leases

The Company leases office space and office equipment under non-cancelable operating lease agreements with various renewal options. Future minimum lease payments may be periodically adjusted based on changes in the lessors’ operating charges. Rent expense for the years ended December 31, 2003, 2004 and 2005 was $520,743, $520,710 and $521,959, respectively.

As of December 31, 2005, payments due under non-cancelable operating leases were as follows:

2006	540,778
2007	557,001
2008	573,711
2009	590,923
Thereafter	98,968
$2,361,381

Employment Agreements

The Company has entered into employment agreements with certain members of management. These agreements specify minimum annual salaries as well as objective-based and discretionary performance bonus amounts to be paid over the next year.

Purchase Commitment

In January 2005, the Company and a vendor extended a reseller agreement they had initially entered into in 2000, for another year. Pursuant to this extension, the Company was required to generate sales of the vendor’s courseware sufficient to generate royalties of $150,000. To satisfy its obligations under the extension, the Company paid the vendor $100,000 in cash in 2005 and was allowed to carry $50,000 of the paid-for but unsatisfied portion of its prior year commitment to this vendor into the twelve months ending January 30, 2006, which is the period of the renewal. As of December 31, 2005, the Company had fully satisfied the $150,000 commitment for the twelve months ending January 30, 2006 and owed the vendor an additional $41,763, which is included in accrued expenses on the consolidated balance sheet.

Alleged Default on Secured Convertible Notes

In February 2006, holders of a majority of the Company’s Series A and Series B secured convertible notes notified VCampus that they believe an event of default exists under the notes based on the Company’s failure to acknowledge their alleged right to have the conversion price on their notes reduced from $1.63 per share to $0.50 per share, which is the lowest potential reset conversion price for the Series A-1 Preferred Stock the Company issued to other investors in the December 2005 financing. The Company disputes the claims made by the note holders for a number of reasons, including the fact that their antidilution rights expire, pursuant to the express terms of the notes and warrants, prior to the price reset date on March 31, 2006, and hence they expire prior to the happening of the alleged event or contingency that might otherwise trigger their rights. Consequently, the Company believes the note holders’ allegations are without merit.

Litigation

In June 2002, a former employee (separated in June 1998) filed suit against the Company in Dallas County, Texas. To avoid further litigation expenses and the risk of an adverse ruling, in June 2003 the Company paid the employee $99,999 in full settlement of all the claims, including the plaintiff’s attorneys’ fees.

In June 2003, the Company and the landlord at its Rockville, Maryland facility agreed to a settlement regarding the leased space that the Company had vacated in December 2000. The Company paid the landlord a total of $300,000 (plus a $24,000 security deposit retained by the landlord) to terminate the lease agreement. As of December 31, 2002 the Company had accrued $253,051 for this liability on its consolidated balance sheet. As a result of this settlement, the Company recorded an additional amount of $73,000 which it included in restructuring and other non-recurring items on the 2003 statement of operations.

In 2002, the Virginia Department of Taxation completed an audit of the Company’s sales and use tax payments from August 1998 through October 2001. In July 2002, the Company received a draft assessment which contemplated a payment of taxes, penalties and interest by the Company of $212,719, primarily associated with the Company’s alleged failure to assess use tax on third-party royalties paid by the Company to content providers for courses we delivered online. The Company paid the sales and use tax and interest on non-contested items, which amounted to $18,928 out of the $212,719. The Company has formally contested the remaining items covered by the draft assessment, including the assessment of use tax on the royalties paid by the Company to content providers for courses the Company delivered online as well as the methodology used by the Virginia Department of Taxation to estimate the royalties. In July 2003, the assessment was reduced by the Virginia Department of Taxation to $86,678 including interest of $17,278. In October 2003, the Company appealed the assessment. In March 2004, the Company was notified that this appeal remains under review. The Company does not have a firm estimate of the probability of liability for this issue or the amount of anticipated legal costs, but has reason to believe that the potential liability will be reduced to the point where it will not be considered material. Accordingly, the Company cannot estimate at this time the amount of liability to be incurred, if any. No amounts have been accrued in the consolidated financial statements for this potential liability.

10.   Composition of Certain Financial Statement Captions

Other assets consisted of the following:

	December 31,
	2004	2005
Deferred debt offering costs	$292,206	$149,924
Other	126,478	81,935
	$418,684	$231,859

Accrued expenses consisted of the following:

	December 31,
	2004	2005
Accrued payroll and payroll taxes	$37,665	$123,215
Accrued vacation	27,952	35,965
Deferred rent	131,508	128,440
Other	121,353	191,696
	$318,478	$479,316

Accrued payroll as of December 31, 2004 and 2005 primarily consists of earned but unpaid incentive compensation.

11.   Stockholders’ Equity

Conversion of Preferred Stock

In June 2003, pursuant to approvals obtained at its annual meeting of stockholders, together with agreements signed by holders of its preferred stock, the Company converted all of the outstanding shares of each of its eight classes of preferred stock into a total of 3,007,453 shares of common stock. The conversions were effective on June 6, 2003 at conversion prices ranging from $2.196 to $69.82 per share. This recapitalization removed a total of approximately $24.3 million of preferred stock liquidation preference that was formerly senior to the outstanding common stock and released the Company from the obligation to pay future dividends on the converted shares. As an incentive to induce the conversions, the Company issued warrants to the preferred stockholders to purchase a total of 451,445 shares of common stock at $3.85 per share. The Company valued the warrants using the Black-Scholes option pricing model and recognized a deemed dividend of $1,042,838, which represents the excess of the fair value of the warrants issued over the fair value of the stock issuable pursuant to the original conversion terms of the securities. As part of the recapitalization, the Company also issued a warrant to a preferred shareholder to purchase 166,155 shares of common stock at $2.20 per share in exchange for the cancellation of that shareholder’s warrant to purchase an equivalent number of shares of Series E preferred stock at the equivalent exercise price. The Company valued the warrants using the Black-Scholes option pricing model and recognized a deemed dividend of $12,211 upon the cancellation of the warrants to purchase shares of Series E preferred stock.

Series C Preferred Stock

In January 2003, 11,817 shares of Series C Preferred Stock were converted into 1,433 shares of common stock. In June 2003, the remaining 611,522 shares of Series C Preferred Stock were converted into 74,122 shares of common stock.

Series D Preferred Stock

In June 2003, 1,013,809 shares of Series D Preferred Stock were converted into 101,381 shares of common stock.

Series E Preferred Stock

The Company entered into a Private Equity Line of Credit Agreement (the “Equity Line Agreement”), as amended, with Hambrecht & Quist Guaranty Finance, LLC (“H&QGF”) in May 1999. Under the Equity Line Agreement, the Company had the right, subject to certain conditions, to issue and sell to H&QGF, from time to time, shares of its Series E Convertible Preferred Stock (“Series E Preferred Stock”), for cash consideration of up to an aggregate of $7.0 million, subject to availability. The Company had the right to sell to H&QGF shares of its Series E Preferred Stock at a price equal to 85% of the lower of (1) the closing market price of the Company’s common stock on the date of issuance and (2) the average of the lowest intra-day prices of the Company’s common stock over the five-day period ending on the date of issuance. Each ten shares of Series E Preferred Stock were convertible into one share of common stock. The holders of Series E Preferred Stock were entitled to monthly dividends paid in Series E Preferred Stock, equal to 0.5% of the number of shares of Series E Preferred Stock held. The value of Series E Preferred Stock issued as dividends amounted to $3,348 for 2003.

In connection with the Equity Line Agreement, the Company issued seven-year warrants, which were fully vested, to purchase 100,000 shares of its Series E Preferred Stock to H&QGF at $2.50 per share (subsequently adjusted to 1,138,440 shares at $0.2196 per share pursuant to anti-dilution rights), and ten-year warrants, which were fully vested, to purchase 10,000 shares of its common stock at $40.00 per share to a third party. In March 2000, the Company granted H&QGF fully vested warrants to purchase 43,632 shares of Series E Preferred Stock at an exercise price of $8.50 per share (subsequently adjusted to 384,960 shares at $0.2196 per share pursuant to anti-dilution rights) in exchange for an increase in capacity and extension of the equity line. These warrants expire in November 2006. In October 2000, the Company granted H&QGF fully vested, seven-year warrants to purchase 15,000 shares of Series E Preferred Stock at an exercise price of $1.94 per share (subsequently adjusted to 132,350 shares at $0.2196 per share pursuant to anti-dilution rights) in exchange for a further increase and extension of the equity line.

During 1999, the Company drew down $859,000 under the Equity Line Agreement and issued 379,437 shares of Series E Preferred Stock at an average price of $2.26. During 2000, the Company drew down $4,382,000 under the Equity Line Agreement and issued 963,092 shares of Series E Preferred Stock at an average price of $4.55 per share. During 2001, the Company drew down $213,150 under the Equity Line Agreement and issued 187,500 shares of Series E Preferred Stock at an average price of $1.14 per share. During 2000 and 2001, 621,503 and 306,454 shares of Series E Preferred Stock were converted into 62,150 and 30,645 common shares, respectively.

In February 2001, the Equity Line Agreement was terminated. During 2001, the Company issued 60,000 shares of Series E Preferred Stock to H&QGF as consideration for the Company’s failure to keep an active registration statement effective in accordance with H&QGF’s registration rights. In April 2001, the Company regained compliance with H&QGF’s registration rights through the filing and effectiveness of a new registration statement.

In June 2003, the remaining 584,835 shares of Series E Preferred Stock were converted into 58,484 shares of common stock. Additionally, the Company issued a warrant to H&QGF to purchase 166,155 shares of common stock at $2.20 per share in exchange for the cancellation of H&QGF’s warrant to purchase an equivalent number of shares of Series E preferred stock at the equivalent exercise price.

Series F, F-1 and F-2 Preferred Stock

In June 2003, the 4,485,991 shares of Series F, F-1 and F-2 Preferred Stock outstanding were converted into 1,150,144 shares of common stock.

Series G Preferred Stock

In February 2003, the Company issued 10,125 and 226 shares of Series G Preferred Stock at a purchase price of $39.50 per share to accredited investors and a placement agent, respectively. Under the terms of this financing, the Company also issued five-year fully vested warrants to purchase 25,313 and 564 shares of common stock at $4.35 per share to the same accredited investors and placement agent, respectively. Each share of Series G Preferred Stock was initially convertible into 10 shares of common stock at any time at the election of the holder. The excess of the value of common stock into which the Series G Preferred Stock was convertible over the proceeds allocated to the Preferred Stock amounted to $48,995. Such amount represented a beneficial conversion feature discount and was immediately recognized as a deemed dividend to preferred stockholders. The fair value of the preferred stock was estimated at the closing price of the Company’s common stock on the trading date prior to the issuance date and the fair value of the warrants was estimated at $82,267 using the Black-Scholes option pricing model.

In March 2003, the Company issued 18,370 shares of Series G Preferred Stock at a purchase price of $27.22 per share to accredited investors. Under the terms of this financing, the Company also issued five-year fully vested warrants to purchase 45,925 shares of common stock at $2.99 per share to the same accredited investors. Each share of Series G Preferred Stock was initially convertible into 10 shares of common stock at any time at the election of the holder. The excess of the value of common stock into which the Series G Preferred Stock was convertible over the proceeds allocated to the Preferred Stock amounted to $198,312. Such amount represented a beneficial conversion feature discount and was immediately recognized as a deemed dividend to preferred stockholders. The fair value of the preferred stock was estimated at the closing price of the Company’s common stock on the trading date prior to the issuance date and the fair value of the warrants was estimated at $129,967 using the Black-Scholes option pricing model. The issuance of the Series G Preferred Stock in March 2003 triggered an antidilution adjustment in the conversion price of the Series G Preferred Stock issued in February 2003 from $3.95 to $2.72. As a result, the number of common shares potentially issuable upon conversion of the Series G Preferred Stock issued in February 2003 increased from 103,527 to 150,229. The Company recorded a deemed dividend of $184,481 in connection with this adjustment.

In June 2003, the 78,041 shares of Series G Preferred Stock outstanding were converted into 873,022 shares of common stock.

Series H Preferred Stock

In May 2003, the Company issued 7,503 shares of Series H Preferred Stock at a purchase price of $240.00 per share to accredited investors. Under the terms of this financing, the Company also issued five-year fully vested warrants to purchase 187,575 shares of common stock at $5.00 per share to the same accredited investors. Each share of Series H Preferred Stock was initially convertible into 100 shares of common stock at any time at the election of the holder. The excess of the value of common stock into which the Series H Preferred Stock was convertible over the proceeds allocated to the Preferred Stock amounted to $776,862. Such amount represented a beneficial conversion feature discount and was immediately recognized as a deemed dividend to preferred stockholders. The fair value of the preferred stock was estimated at the closing price of the Company’s common stock on the trading date prior to the issuance date and the fair value of the warrants was estimated at $455,807 using the Black-Scholes option pricing model. The issuance of the Series H Preferred Stock in May 2003 triggered an antidilution adjustment in the conversion price of the Series G Preferred Stock issued in November 2002 and in

February and March 2003 from $2.49, $2.72 and $2.72, respectively, to $2.40. As a result, the number of common shares potentially issuable upon conversion of the Series G Preferred Stock issued in those periods increased from 363,114 to 409,020. The Company recorded a deemed dividend of $124,676 in connection with this adjustment.

In June 2003, the 7,503 shares of Series H Preferred Stock outstanding were converted into 750,300 shares of common stock.

Series A-1 Preferred Stock

In December 2005, the Company issued 2,300 shares of a newly created class of Series A-1 Preferred Stock at a purchase price of $1,000 per share to a group of accredited investors. The shares of Series A-1 Preferred Stock are initially convertible into common stock at a conversion price of $1.67 per share. The conversion price is subject to a price reset on March 31, 2006 to equal $0.61 in the event that before March 31, 2006 the common stock does not trade at or above $6.00 per share for at least ten consecutive trading days after the shares of common stock issued or issuable in the financing have been registered for resale under a registration statement declared effective by the SEC. Under the terms of this financing, the Company also issued warrants to purchase 1,032,929 shares of common stock at an exercise price per share equal to the then applicable conversion price of the Series A-1 Preferred Stock. The exercise price of the warrants is subject to adjustment upon any change to the conversion price of the Series A-1 Preferred Stock. The Series A-1 Preferred Stock and the related warrants issued in this financing have price-based antidilution protection, but the Company may not issue securities at a dilutive price that would trigger such protection unless and until shareholder approval is obtained for the financing. The Company intends to solicit shareholder approval for the financing at its next annual meeting of shareholders scheduled for May 2006.

The shares of Series A-1 Preferred Stock are entitled to receive quarterly cash dividends at an annual rate of 10% and are redeemable by VCampus, at any time after effectiveness of the registration statement, for 120% of the original purchase price. None of the Series A-1 investors may hold more than 4.99% of VCampus’ outstanding shares of common stock at any given time, subject to waiver of that limitation by the Series A-1 investor upon 75 days’ notice.

The Company incurred a finder’s fee for the financing equal to 8.0% of the gross proceeds from covered investors payable in cash, plus a fee of 2.0% of proceeds from covered investors paid in shares of Series A-1 Preferred Stock, together with a warrant, with the same terms as the investors, to purchase 75,450 shares of common stock.

The Company agreed to register the resale of shares of its common stock issuable to the investors and finders upon conversion of the preferred stock and exercise of the warrants issued in the private placement.

Common Stock

In June 2003, pursuant to approvals obtained at its annual meeting of stockholders, together with agreements signed by holders of its preferred stock, the Company converted all of the outstanding shares of each of its eight classes of preferred stock into a total of 3,007,453 shares of common stock.

In September  2003, the Company raised $825,330 through the private placement of 318,660 units, at a purchase price of $2.59 per unit. In October  2003, the Company raised $200,000 through the private placement of 77,220 units, at a purchase price of $2.59 per unit. Each unit consisted of one share of common stock and a three-year warrant to purchase one share of common stock with an exercise price of $2.59 per share. Aggregate proceeds from these private placements, net of $120,000 in financing costs, amounted to $905,330. In connection with these financings, the Company paid a placement agent a fee equivalent to 7% of the amount raised, paid in units. Under the terms of the financing, because the Company did not raise an additional $2,000,000 in equity financing by November 15, 2003, on that date the unit holders became entitled to receive additional shares of common stock as if the purchase price per share of common stock had equaled $2.00 when the units were purchased, and the exercise price of the warrants decreased to $2.00 per share. As this was a placement of common stock, the fair value of the warrants issued was accounted for as cost of capital.

During 2003, the Company issued 23,618 shares of its common stock, at an average price of $2.18 (equal to the fair market value of the stock on the date of each transaction) per share, to certain of its directors in lieu of cash compensation for their services. The Company recorded $51,487 of compensation expense in connection with these issuances.

During 2003, the Company issued 12,041 shares of its common stock at an average price of $2.49 (equal to the fair market value of the stock of the date of each transaction) to a financial advisor as a retainer fee. The Company recorded an expense related to the stock issuance of $30,000.

In March 2004, the Company raised $5,000,000 in gross cash proceeds through the private placement of 20 units, at a purchase price of $200,000 per unit, and Series B senior secured convertible notes in the aggregate principal amount of $1,000,000. Each unit consisted of 50,000 shares of common stock (initially priced at $1.63 per share), a Series A senior secured convertible note in the original principal amount of $118,500 and a five-year warrant to purchase 61,350 shares of common stock. The Company issued an additional $250,000 of Series B senior secured notes in exchange for cancellation of existing short-term indebtedness in that amount. The Company issued to the Series B noteholders five-year warrants to purchase an aggregate of 383,439 shares of common stock. The exercise price for the warrants is $1.63 per share. Additionally, the Company issued one quarter unit to the lead investor’s counsel as payment for legal services. See the disclosures in note 8, “Notes Payable” on page F-20 for further details of the March 2004 private placement.

During 2004 and 2005, the Company issued an additional 314,420 and 332,398 shares of common stock upon the conversion of $512,500 and $541,809 of Series A and Series B senior secured convertible note principal, respectively, resulting in $2,053,934 of aggregate principal from this financing converted as of December 31, 2005. During 2004 and 2005, the Company issued an additional 72,388 and 53,754 shares of common stock upon the conversion of $117,992 and $87,642 of interest on the Series A and Series B secured convertible promissory notes, respectively.

In May 2004, the Company issued 76,688 shares of common stock valued at $2.47 per share in full satisfaction of accrued financing costs of $189,419 incurred in conjunction with the March 2004 financing.

During 2004, the Company issued 1,132,617 shares of common stock upon the exercise of warrants and options with an average strike price of $1.76 per share. Net proceeds to the Company from these exercises amounted to $1,944,283.

During 2004, the Company issued 17,112 shares of its common stock, at an average price of $2.01 (equal to the fair market value of the stock on the date of each transaction) per share, to certain of its directors in lieu of cash compensation for their services. The Company recorded $34,474 of compensation expense in connection with these issuances.

During 2004, the Company issued 55,085 shares of its common stock at an average price of $1.71 (equal to the fair market value of the stock of the date of each transaction) to two financial advisors as retainer fees. The Company recorded an expense related to these stock issuances of $94,000.

In March 2005, the Company completed a private placement of its common stock. Under the terms of this private placement, the Company raised $995,950 in gross proceeds through the issuance of 611,012 shares of common stock at a purchase price of $1.63 per share to 12 accredited investors. Under the terms of this financing, the Company also issued five-year warrants to purchase 763,765 shares of common stock with an exercise price of $1.63 per share to the same accredited investors. In connection with this financing, the Company incurred a finder’s fee of approximately $50,000, paid in 30,550 shares of common stock. As this was a placement of common stock, the fair value of the warrants issued was accounted for as cost of capital.

During 2005, the Company issued 23,263 shares of its common stock, at an average price of $1.03 (equal to the fair market value of the stock on the date of each transaction) per share, to certain of its directors in lieu of cash compensation for their services. The Company recorded $23,993 of compensation expense in connection with these issuances.

During 2005, the Company issued 80,011 shares of its common stock at an average price of $1.39 (equal to the fair market value of the stock of the date of each transaction) to two financial advisors as retainer fees. The Company recorded an expense related to these stock issuances of $111,000 of which $25,500 was recorded in 2004 and $85,500 was recorded in 2005.

Stock Option Plans

The Company adopted a stock option plan (the “Original Plan”) which permitted the Company to grant options to purchase up to 28,892 shares of Common Stock to employees, board members and others who contribute materially to the success of the Company. In November 1996, the Company’s Board of Directors decided not to grant any further options under the Original Plan.

During 1996, the Company’s Board of Directors approved a new stock plan (the “1996 Plan”), for the grant of stock awards to employees, directors and consultants. Stock options under the Original Plan and 1996 Plan are generally granted at prices which the Company’s Board of Directors believes approximates the fair market value of its common stock at the date of grant. Individual grants generally become exercisable ratably over a period of four to five years from the date of grant. The contractual terms of the options range from three to ten years from the date of grant. The 1996 Plan expires in August 2006.

Common stock option activity was as follows for the periods indicated:

	Years Ended December 31,
	2003		2004		2005
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at the beginning of the Year	299,865	$15.03	529,243	$7.50	1,414,047	$3.95
Granted	307,469	2.50	1,129,544	1.94	1,240,020	0.96
Exercised	(35,659)	2.29	(76,837)	2.26	(75,770)	1.11
Canceled or expired	(42,432)	28.83	(167,903)	2.38	(176,755)	2.65
Outstanding at the end of the Year	529,243	7.50	1,414,047	3.95	2,401,542	2.59
Options exercisable at year-end	240,442	$11.99	259,756	$11.92	640,426	$5.94

As of December 31, 2005, 52,838 shares were available for issuance under the 1996 Plan.

The following table summarizes information about fixed-price stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31, 2005	Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable at December 31, 2005	Weighted- Average Exercise Price
Less than $1.00	1,123,750	9.5	$0.95	10,000	$0.98
$1.01 — $2.00	1,008,750	8.4	1.88	400,374	1.87
$2.01 — $3.00	58,245	6.3	2.69	55,352	2.69
$3.01 — $5.00	151,735	6.8	3.80	117,263	3.80
$5.01 — $10.00	9,000	5.0	7.31	8,500	7.22
$10.01 — $20.00	15,327	5.0	13.31	15,327	13.31
$20.01 — $180.00	34,735	3.4	64.22	33,610	65.01
	2,401,542	8.7	$2.58	640,426	$5.94

The weighted average fair values of the options granted in 2003 with a stock price equal to the exercise price was $2.50. The weighted average fair values of the options granted in 2004 with a stock price equal to the exercise price was $1.94. The weighted average fair values of the options granted in 2005 with a stock price equal to the exercise price was $0.96.

Warrants

The Company has also granted warrants to purchase common stock to various investors, employees and outside vendors. Warrant activity was as follows for the periods indicated (in shares of common stock):

	Years Ended December 31,
	2003	2004	2005
Outstanding at the beginning of the year	1,108,911	2,375,116	2,961,410
Granted	1,924,159	3,751,560	1,872,144
Exercised	—	(1,111,942)	—
Canceled or expired	(657,954)	(2,053,324)	(154,933)
Outstanding at the end of the year	2,375,116	2,961,410	4,678,621

Exercise prices on the outstanding warrants range from $1.63 to $70.00 per share. The weighted average grant date fair value of warrants issued in 2005 was $1.65. The fair value of each warrant grant is estimated on the date of grant using the Black-Scholes option-pricing fair value model with the following ranges of assumptions: dividend yield of 0%; expected volatility of 69% to 133%; risk-free interest rate of 4.39% to 6.50%; and expected life of the warrant term of three to seven years.

Reserve for Issuance

As of December 31, 2005, the Company had reserved 7,080,163 shares of common stock for issuance upon the exercise of outstanding options and warrants.

12.   Retirement Plans

The VCampus Corporation 401(k) plan (adopted in 1997) allows employees to elect an amount between 1% and 15% of their total compensation to contribute to the plan. All full-time employees are eligible to make participation elections at any time while employed by the Company. There is a graduated vesting schedule for employer contributions in which contributions fully vest over a period of four years. The plan allows discretionary Company contributions. In 2003, 2004 and 2005, there were no discretionary Company contributions made to the plan.

13.   Income Taxes

Income tax expense for the years ended December 31, 2003, 2004 and 2005 is different from the amount computed by applying the statutory federal income tax rates to losses before income tax expense. The reconciliation of these differences is as follows:

	December 31
	2003	2004	2005
Tax benefit at federal statutory rate	$(1,108,000)	$(2,303,000)	$(2,010,000)
State income taxes, net of federal tax effect	(158,000)	(329,000)	(230,000)
Increase in valuation allowance	1,240,000	1,844,000	870,000
Other	26,000	788,000	650,000
Change in effective tax rate	—	—	720,000
Income tax expense	$—	$—	$—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. The Company has recognized a full valuation allowance against the deferred tax assets because the Company has determined that it is more likely than not that sufficient taxable income will not be generated during the carryforward period available under the tax law to utilize part or all of the deferred tax assets. The valuation allowance for deferred taxes increased $1,240,000, $1,844,000 and $870,000 in the years ended December 31, 2003, 2004 and 2005. Significant components of the Company’s net deferred tax assets were as follows:

	December 31,
	2004	2005
Net operating loss carryforwards	$26,279,000	$27,160,000
Accrued payroll	35,000	13,000
Other accruals	53,000	50,000
Other assets and liabilities	1,387,000	1,401,000
Total deferred tax assets	25,754,000	28,624,000
Valuation allowance	(27,754,000)	(28,624,000)
Net deferred tax assets	$—	$—

As of December 31, 2004 and 2005, the Company had net operating loss carryforwards for federal income tax purposes of approximately $65,000,000 and $69,700,000, respectively, which will expire at various dates through 2025. The Company may be deemed to have experienced changes in ownership which may impose limitations on its ability to utilize net operating loss carryforwards under Section 382 of the Internal Revenue Code.

14.   Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share:

	Years Ended December 31,
	2003	2004	2005
Numerator:
Net loss	$(3,259,023)	$(6,579,416)	$(5,866,327)
Less: Dividends accruing to preferred stockholders	(2,926,854)	—	(14,312)
Net loss available to common stockholders	$(6,185,877)	$(6,579,416)	$(5,880,639)

Denominator:
Denominator for basic earnings per share—weighted-average shares	3,423,056	6,792,321	9,266,800

Denominator for diluted earnings per share—adjusted weighted-average shares	3,423,056	6,792,321	9,266,800

Basic and diluted loss per share:
Net loss per share available to common stockholders	$(1.81)	$(0.97)	$(0.63)

The following equity instruments (with underlying common share numbers shown in the table) were not included in the diluted net loss per share calculation because their effect would have been anti-dilutive:

	Year ended December 31,
	2003	2004	2005
Convertible notes payable:	64,285	1,311,354	849,946
Convertible preferred stock:
Series A-1	—	—	1,402,391
Stock options	529,243	1,414,047	2,401,542
Warrants	2,375,116	2,961,410	4,678,621

15.   Subsequent Events

In March 2006, the Company completed a private placement of Series B-1 convertible Preferred Stock. Under the terms of this financing, the Company raised $2,300,000 in gross proceeds through the issuance of 2,300 of Series B-1 convertible Preferred Stock at a purchase price of $1,000 per share to two accredited investors. Under the terms of this financing, the Company also issued ten-year warrants to purchase 1,000,000 shares of common stock to the same accredited investors at an exercise price per share equal to the then applicable conversion price of the Series B-1 Preferred Stock. The warrants are first exercisable commencing four years from their issuance date. Beginning three years from their date of issuance, the shares of Series B-1 Preferred Stock are convertible, at the option of their holders, into common stock based on a formula that yields a discount of between 10% and 37.5% to the last closing bid price of the common stock prior to the date of conversion, subject to a price floor of $1.64 per share. The shares of Series B-1 Preferred Stock are entitled to receive dividends paid quarterly at the greater of:  (a) an annual rate of 16%, or (b) 6% of the net sales proceeds from two courses to be mutually agreed upon by the parties. Each share of Series B-1 Preferred Stock has a liquidation preference equal to 150% of the purchase price paid for the share. The shares of Series B-1 Preferred Stock are non-voting. The Company intends to solicit shareholder approval for the financing at its 2006 annual meeting scheduled for May 2006.

16.   Quarterly Sales and Earnings Data—Unaudited

The following table presents the quarterly results for VCampus Corporation and its subsidiaries for the years ended December 31, 2004 and 2005

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2005
Revenue	$1,128,582	$1,093,089	$1,244,612	$1,098,180
Loss from operations	(1,422,218)	(1,230,238)	(905,633)	(1,152,843)
Net loss attributable to common stockholders	(1,902,673)	(1,456,104)	(1,212,427)	(1,309,435)
Net loss per share, basic and diluted	$(0.22)	$(0.15)	$(0.13)	$(0.14)

2004
Revenue	$1,494,052	$1,464,944	$917,635	$987,228
Loss from operations	(762,493)	(885,930)	(1,321,648)	(1,211,266)
Net loss attributable to common stockholders	(789,205)	(2,297,861)	(1,768,487)	(1,723,863)
Net loss per share, basic and diluted	$(0.15)	$(0.34)	$(0.24)	$(0.22)

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNT AND RESERVE
(in thousands)

VCampus Corporation

Classification	Balance at Beginning of Period	Additions	Deductions		Balance at End of Period
Allowance for doubtful accounts:
Year ended December 31, 2003	$31	$9	$(35	)(1)	$5
Year ended December 31, 2004	5	—	—		5
Year ended December 31, 2005	5	—	—		5

(1)             Uncollectible amounts written off. Net of recoveries.

VCAMPUS CORPORATION
Financial Statements for the Nine Months Ended September 30, 2006

Explanatory Note:

This foregoing financial statements for the three and nine-month periods ended September 30, 2006 reflects a different classification of certain revenues from classifications previously presented.  Management determined that this reclassification was appropriate to provide a more meaningful presentation of the Company’s performance following the acquisition of Prosoft Learning Corporation in June 2006.  The classification for prior period comparisons has likewise been revised to conform to the current period classifications. Management continues to view the Company as one operating segment.

This reclassification does not cause total revenues reported herein for the three-month and nine-month periods ended September 30, 2006 to vary from what had previously been reported, and has no impact on the Company’s current or previously reported assets, liabilities or net loss.  See “Notes to Financial Statements” and “Management’s Discussion and Analysis of Operations and Results of Operations” for further information.

VCAMPUS CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31, 2005	September 30, 2006
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,488,159	$2,362,893
Accounts receivable, less allowance of $5,000 and $4,000 at December 31, 2005 and September 30, 2006, respectively	209,338	702,634
Loans receivable from related party	15,453	--
Prepaid expenses and other current assets	325,818	677,560
Total current assets	3,038,768	3,743,087
Property and equipment, net	313,880	329,806
Capitalized software costs and courseware development costs, net	1,308,577	510,744
Other assets	231,859	789,221
Other intangible assets, net	257,006	1,546,467
Goodwill	328,317	765,433
Total assets	$5,478,407	$7,684,758

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,182,585	$1,666,789
Accrued expenses	479,316	825,342
Accrued sales and use tax liability	—	400,000
Capital lease obligation	—	22,346
Notes payable	191,796	457,067
Deferred revenues	469,280	924,917
Accrued dividends payable to preferred stockholders	14,312	56,875
Total current liabilities	2,337,289	4,353,336

Long-term liabilities:
Notes payable—less discount and current portion	479,489	1,866,619
Capital lease obligation - net of current portion	—	42,478
Total liabilities	2,816,778	6,262,433

Commitments and contingencies:	—	—

Stockholders’ equity:
Series A-1 convertible Preferred Stock, $0.01 par value per share; aggregate liquidation preference of $2,356,250; 5,000 shares authorized; 2,342 and 2,299 shares issued and outstanding at December 31, 2005 and September 30, 2006, respectively	23	23
Series B-1 convertible Preferred Stock, $0.01 par value per share; aggregate liquidation preference of $3,726,000; 5,000 shares authorized; 0 and 2,484 shares issued and outstanding at December 31, 2005 and September 30, 2006, respectively	—	25
Common Stock, $0.01 par value per share; 50,000,000 shares authorized; 9,592,074 and 10,137,924 shares issued and outstanding at December 31, 2005 and September 30, 2006, respectively	95,921	101,379
Additional paid in capital	105,418,644	112,540,736
Accumulated deficit	(102,852,959)	(111,200,929)
Accumulated other comprehensive loss	—	(18,909)
Total stockholders’ equity	2,661,629	1,422,325
Total liabilities and stockholders’ equity	$5,478,407	$7,684,758

See accompanying notes.

VCAMPUS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2006	2005	2006
Revenues:
Certification related revenues	$203,785	$1,858,473	$505,637	$2,497,402
Learning portal revenues	830,230	547,588	2,580,534	2,145,384
Development and other revenues	210,597	118,672	380,112	566,817
Net revenues	1,244,612	2,524,733	3,466,283	5,209,603
Costs and expenses:
Cost of revenues	495,675	921,007	1,345,237	1,823,350
Sales and marketing	380,062	881,171	1,304,216	1,674,069
Product development and operations	605,155	799,087	2,014,584	2,152,310
General and administrative	316,793	848,573	1,151,244	1,926,072
Sales and use tax assessment	—	—	—	400,000
Depreciation and amortization	335,060	516,956	1,117,097	1,271,101
Impairment of goodwill	—	328,317	—	328,317
Stock-based compensation	17,500	215,883	91,994	664,992
Total costs and expenses	2,150,245	4,510,994	7,024,372	10,240,211
Loss from operations	(905,633)	(1,986,261)	(3,558,089)	(5,030,608)
Interest expense and amortization of debt discount and debt offering costs, net	(306,794)	(189,433)	(1,013,115)	(429,487)
Net loss	$(1,212,427)	$(2,175,694)	$(4,571,204)	$(5,460,095)
Dividends to preferred stockholders	—	(1,640,541)	—	(2,887,875)
Net loss attributable to common stockholders	$(1,212,427)	$(3,816,235)	$(4,571,204)	$(8,347,970)
Net loss per share, basic	$(0.13)	$(0.38)	$(0.50)	$(0.86)
Net loss per share — assuming dilution	$(0.13)	$(0.38)	$(0.50)	$(0.86)

See accompanying notes.

VCAMPUS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended September 30,
	2005	2006

Operating activities
Net loss	$(4,571,204)	$(5,460,095)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	232,808	181,215
Amortization	778,819	821,360
Bad debt expense	—	(1,586)
Impairment of goodwill	—	328,317
Impairment of other intangible assets	—	26,077
Impairment of capitalized software and courseware development costs	105,470	242,449
Debt discount and deferred financing costs amortization	936,053	390,563
Interest expense paid with stock	87,632	--
Stock option and warrant compensation	91,994	664,992
Change in allowance for doubtful accounts	(584)	(22,290)
Changes in operating assets and liabilities:
Accounts receivable	60,215	103,749
Prepaid expenses and other current assets	137,318	(181,520)
Other assets	44,541	--
Accounts payable and accrued expenses	918,638	(246,985)
Deferred revenues	38,215	454,659
Net cash used in operating activities	(1,140,085)	(2,699,095)
Investing activities	(82,998)	(85,505)
Purchases of property and equipment	—	(1,508,280)
Acquisition of Prosoft, net of cash acquired
Capitalized software and courseware development costs	(536,993)	(27,514)
Proceeds from loans receivable from related party	27,000	15,586
Interest on loans receivable from related party	(1,397)	(133)
Net cash used in investing activities	(594,388)	(1,605,846)
Financing activities
Proceeds from the issuance of common stock, net of offering costs	900,450	—
Proceeds from the issuance of Series B-1 convertible Preferred Stock, net of offering costs	—	2,230,000
Repayments of capital lease obligations	—	(8,344)
Payment of dividends	—	(113,569)
Proceeds from notes payable	—	2,687,327
Repayments of notes payable	(111,344)	(596,870)
Net cash provided by financing activities	789,106	4,198,544
Net effect of exchange rate changes on cash and cash equivalents	—	(18,869)
Net increase (decrease) in cash and cash equivalents	2,600,258	(125,266)
Cash and cash equivalents at the beginning of the period	534,984	2,488,159
Cash and cash equivalents at the end of the period	$3,135,242	$2,362,893
Supplemental cash flow information
Interest paid	$43,530	$79,241
Significant noncash financing activities
Conversion of debt and accrued interest to common stock	$1,293,387	$—
Issuance of common stock in connection with issuance of note payable	$—	$45,000
Conversion of dividends on Series A - 1 and B-1 Preferred Stock to shares of A –1 and B-1 Preferred Stock	$—	$208,375
Deemed dividends to preferred stockholders	$—	$2,523,369

See accompanying notes.

VCAMPUS CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(for the Nine Months Ended September 30, 2006)

Note A — Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the interim periods are not necessarily indicative of the results that may be expected for any future period, including the year ending December 31, 2006. For further information, refer to the audited financial statements and footnotes thereto included in the VCampus Corporation (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2005.

This quarterly report on Form 10-Q for the quarter ended September 30, 2006 includes financial statements for the three-month and nine-month periods ended September 30, 2006 reflecting a different classification of certain revenues from classifications previously presented.  Management determined that this reclassification was appropriate to provide a more meaningful presentation of the Company’s performance following the acquisition of Prosoft Learning Corporation in June 2006.  The classification for prior period comparisons has likewise been revised to conform to the current period classifications. Management continues to view the Company as one operating segment.

This reclassification does not cause total revenues reported herein for the three-month and nine-month periods ended September 30, 2006 to vary from what had previously been reported, and has no impact on the Company’s current or previously reported assets, liabilities or net loss.  See “Notes to Financial Statements” and “Management’s Discussion and Analysis of Operations and Results of Operations” for further information.

Note B — Management Plans to Address Operating Conditions

While the Company currently operates as a going concern, certain significant factors raise substantial doubt about the Company’s ability to continue to operate as a going concern. The Company has incurred significant losses since inception.  The Company continues to rely on additional financing to fund its continuing operations. The Company expects negative cash flow from operations to continue until its revenue streams mature. The Company used a significant portion of its cash reserves to make an acquisition in June 2006. The Company assumed substantial liabilities and incurred considerable transaction costs as part of the acquisition. The Company has a significant unresolved tax liability described below. Recent financings require significant ongoing cash payments for dividends, interest and principal. These factors, among others, raise substantial doubt about the Company’s ability to continue to operate as a going concern.

Management’s plans to address these conditions are to increase sales of current and future products, including those from Prosoft Learning Corporation (“Prosoft”) (see Note C). Management has also instituted cost cutting measures and operates under an approved budget which is closely monitored.  If additional capital is not obtained and revenues do not increase significantly in the near future, the Company would have to institute significant cost cutting measures in order to sustain the business and such cost cutting could impair the Company’s ability to continue as a going concern.  Management is committed to continuing to reduce expenses to the extent possible while still allowing for sufficient resources to meet projected sales levels.   If cash flows of the combined companies do not meet management expectations, then the Company’s operations would be materially adversely affected and the Company may be unable to continue as a going concern. The Company continues to believe it has available cash on hand necessary to meet its cash needs throughout the remainder of 2006.

The Company’s future capital requirements will depend on many factors, including, but not limited to, the costs associated with integrating the Prosoft acquisition, the cost associated with the conversion of Prosoft’s course material to an online format, acceptance of and demand for its products and services, market demand for technology upgrades, the types of arrangements that the Company may enter into with customers and agents, timing and acceleration of any debt repayments and the extent to which the Company invests in new technology and research and development projects.

Pending the outcome of its hearing procedure before the Nasdaq Listing Panel, the Company decided to proceed with voluntary delisting of its shares of common stock from trading on the Nasdaq Capital Market as of the opening of trading on July 5, 2006. VCampus’ shares of common stock are currently trading on the Nasdaq OTC Bulletin Board.

On April 18, 2006, the Company received notice that the Virginia Department of Taxation has denied VCampus’ request for correction of the retail sales and use tax assessment issued to VCampus as a result of an audit for the period August 1998 through October 2001.  As disclosed in VCampus’ prior SEC filings, in 2002, the Virginia Department of Taxation completed an audit of the VCampus’ sales and use tax payments from August 1998 through October 2001.  The total assessment from the Virginia Department of Taxation is approximately $104,000 for the audit period.  In addition, based on this ruling and the Department’s interpretation of local law, VCampus has estimated its liability for additional sales and use tax from the end of the audit period in October 2001 to March 31, 2006 to be approximately $296,000 including penalties and interest   As a result, the Company has recorded a charge of $400,000 included on the first quarter 2006 consolidated statements of operations.  In May 2006, the Company submitted an application for an Offer in Compromise to the Virginia Department of Taxation requesting partial relief from amounts assessed and post-audit sales and use tax liability as well as a payment plan for the remaining liabilities. In August 2006, the Virginia Department of Taxation accepted the Company’s offer in compromise, thus reducing the amount of the liability to $252,477, payable in 36 monthly installments of $7,013, subject however, to the Department’s post-audit verification of the Company’s calculation of additional sales and use tax from October 2001 to March 2006. The department’s verification proceedings are currently under way and pending the final resolution of the amount due, the Company has not made any adjustments to the previously recorded liability of $400,000.

Note C — Acquisition

On June 12, 2006, the Company acquired Prosoft, a Nevada corporation that provides information and communications technology (“ICT”) curriculum and certifications to secondary, postsecondary, vocational training and corporate training institutions. Prosoft’s operations have historically been organized into two business segments: (a) Content Development and Distribution, in which Prosoft, through its ComputerPREP division, publishes and/or distributes instructor-led courseware on topics including Microsoft Office, A+ and Network + Certification, convergence technology and project management, amongst others; and (b) Certification Development and Management, through which Prosoft owns and manages two proprietary job-role certifications, Certified Internet Web Professional (“CIW”) and Certified in Convergent Network Technologies (“CCNT”), and has developed and manages the Convergence Technology Professional (“CTP”) certification program for the Telecommunications Industry Association (“TIA”). VCampus acquired Prosoft for $1,800,000 in cash, together with one-year promissory notes in the principal amount of $300,000, subsequently adjusted to $1,394,722 in cash and $43,472 in outstanding principal under the notes, respectively, to offset Prosoft’s negative working capital (as subsequently adjusted) of $661,806  at closing as provided by the terms of the Asset Purchase Agreement. In addition to the purchase price, the Company incurred $250,000 in transaction costs.  The transaction costs capitalized in the purchase include fees paid to outside consultants for accounting and legal services. Prosoft’s operating results are included in the Company's financial statements since the effective date of the acquisition (June 12, 2006). The acquisition has been accounted for under the provisions of SFAS No. 141, Business Combinations. The preliminary allocation of the purchase price was based upon a preliminary valuation and the Company’s estimates and assumptions are subject to change. The primary areas of the purchase price allocation that are not yet finalized relate primarily to the identified definite-lived intangible assets and goodwill. Accordingly, the identifiable tangible and separately identifiable intangible assets acquired and liabilities assumed were recognized at their estimated fair values based on preliminary estimates as of the date of the combination.  Based on preliminary third-party valuations and management’s estimates, the following is a summary of the estimated fair values of the assets acquired and liabilities assumed as of the date of the acquisition:

Cash and cash equivalents	$89,566
Accounts receivable	573,167
Prepaid expenses and other current assets	98,836
Property and equipment	111,558
Goodwill	765,433
Definite-lived intangible assets	1,554,000
Accounts payable and accrued expenses	(1,431,198)
Capital lease obligation	(73,168)
Total	$1,688,194

Of the total purchase price, $1,554,000 has been allocated to the following definite-lived intangible assets acquired: $1,129,000 to developed content, $178,000 to customer lists and $247,000 to trade names. The value assigned to Prosoft’s developed content and customer lists was determined by estimating the cost to recreate such content and lists. The value assigned to Prosoft’s trade names was determined by discounting the net cash flows associated with the names. The Company determined that a discount rate of 25% was appropriate for valuing the existing trade names. VCampus expects to amortize the value of Prosoft’s developed content, customer lists and trade names on a straight-line basis over an estimated useful life of three years.

The intangible assets related to the Prosoft definite-lived intangible assets acquired will result in approximately the following annual amortization expense:

2006	$284,900
2007	518,000
2008	518,000
2009	233,100
Total:	$1,554,000

Pro Forma Financial Information

The unaudited financial information in the table below summarizes the combined results of operations of VCampus and Prosoft on a pro forma basis, as though the companies had been combined as of the beginning of each of the periods presented. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of each of the periods presented. The pro forma financial information for all periods presented also includes amortization expense from acquired intangible assets.

The unaudited pro forma financial information for the nine months ended September 30, 2006 combines the consolidated historical results for VCampus for the nine months ended September 30, 2006 and the historical results for Prosoft for the period from January 1, 2006 to June 11, 2006 (the date preceding the completion of the acquisition). The unaudited pro forma financial information for the nine months ended September 30, 2005 combines the historical results for VCampus for the nine months ended September 30, 2005 and the historical results for Prosoft for the same period.

	Nine Months Ended September 30, 2005 (Unaudited)	Nine Months Ended September 30, 2006 (Unaudited)
Pro Forma:
Net revenues:	$8,690,036	$8,489,617
Net loss:	$(6,700,582)	$(12,515,616)
Net loss attributable to common stockholders	$(6,700,582)	$(15,403,491)
Net loss per share, basic	$(0.73)	$(1.58)
Net loss per share — assuming dilution	$(0.73)	$(1.58)

Note D — Significant Accounting Policies

Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS 123(R) using the “modified prospective” method in which compensation cost is recognized beginning with the effective date based on the requirements of SFAS 123(R) (a) for all share-based payments granted after the effective date and (b) for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.  Accordingly, for the three months and nine months ended September 30, 2006, stock compensation was accounted for under FAS 123(R) while for the three and months and nine months ended September 30, 2005, stock compensation was accounted under the prior standard APB 25, "Accounting for Stock Issued to Employees."  Under APB 25 no expense was recognized for options issued to employees where the exercise price is equal to or greater than the market value of the underlying security. Expense was recognized in the financial statements for options issued to employees where the option price is below the fair value of the underlying security, for stock and stock options issued to non-employees, and for stock, stock options and warrants issued in connection with financing and equity transactions (collectively referred to as “compensatory stock”).

At September 30, 2006, the Company has the stock-based compensation plan described below. Total compensation expense related to this plan was $215,883 and $546,625 for the three months ended September 30, 2006 and 2005, respectively, of which $36,750 and $25,499, respectively, related to stock option and stock awards to non-employees.  Total compensation expense related to this plan was $664,992 and $1,615,751 for the nine months ended September 30, 2006 and 2005, respectively, of which $109,750 and $91,994, respectively, related to stock option and stock awards to non-employees.

Prior to January 1, 2006, the Company provided pro forma disclosure of compensation amounts in accordance with Statement of Financial Accounting Standard No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (Statement No. 148), as if the fair value method defined by Statement No. 123 had been applied to its stock-based compensation to employees. The pro forma table below reflects net loss attributable to common stockholders and basic and diluted net loss per share attributable to common stockholders for the three and nine months ended September 30, 2005, as though the Company had adopted the fair value recognition provision of Statement No. 123, as follows:

	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2005
Pro forma net loss:
As reported	$(1,212,427)	$(4,751,204)
Add: Non cash stock compensation included in reported net loss attributable to common stockholders	17,500	91,994
Deduct: Total employee non-cash stock compensation expense determined under fair value based method for all awards	(546,625)	(1,615,751)
Pro forma net loss	$(1,741,552)	$(6,094,961)

Net loss per common share:
Basic and diluted—as reported	$(0.13)	$(0.50)
Basic and diluted—pro forma	$(0.18)	$(0.67)

The following assumptions were used in the Black-Scholes option pricing model to estimate expense included in the foregoing pro forma disclosure:

Three and Nine Months Ended September 30, 2005
Risk-free interest rate	3.87%
Dividend yield	0.00%
Expected term	8 Years
Expected volatility	126%

The Company uses the Black-Scholes model to estimate grant date fair value. Under the modified prospective transition method adopted by the Company, stock-based compensation expense for the third quarter of 2006 and nine-month period then ended includes compensation expense for all option awards granted prior to, but not yet vested, as of January 1, 2006, based on grant date fair value estimated in accordance with the original provisions of Statement No 123. Stock-based compensation expense for all share-based payment awards granted after January 1, 2006 is based on the grant date fair value estimated in accordance with the provisions of Statement No. 123R. The Company recognizes these compensation costs only for those shares expected to vest on a straight-line basis over the requisite service period of the awards, generally the option vesting term of four years.

Compensation expense recognized for the three months ended September 30, 2006 and 2005, for grants awarded to employees under the Company’s option plan, was $179,133 and $0, respectively. Compensation expense recognized for the nine months ended September 30, 2006 and 2005, for grants awarded to employees under the Company’s option plan, was $555,242 and $0, respectively. As a result of adopting Statement No. 123R, net loss and net loss attributable to common stockholders were each greater by $179,133 and $555,242 for the three and nine months ended September 30, 2006, respectively, than if the Company had continued to account for stock-based compensation under APB 25. As a result of adopting Statement No. 123R, net loss and net loss per share attributable to common stockholders were each greater by $0.02 and $0.06 for the three and nine months ended September 30, 2006, respectively, than if the Company had continued to account for stock-based compensation under the former APB 25 standard.

As part of its Statement No. 123R adoption, the Company evaluated the model input assumptions used in estimating grant date fair value. The Company concluded that its historical realized volatility, calculated using historical stock prices of the Company since November 1996, is an appropriate measure of expected volatility. The interest rate used in the pricing model is based on the U.S. Treasury yield curve in effect at the time of the grant on issues with remaining terms equal to the estimated expected term used in the model. In addition, the Company has estimated an expected term and a forfeiture rate based on historical data.

The Company granted an option to purchase 10,000 shares with a purchase price of $0.44 per share to each of its three non-employee directors under its Automatic Director Grant Program during the three months ended June 30, 2006. The Company made no stock option grants or other equity-based awards to employees during the three and nine month periods ended September 30, 2006.

The following assumptions would apply to the Black-Scholes option pricing model to estimate expense for grants during the three months ended September 30, 2006.

Three Months Ended September 30, 2006
Risk-free interest rate	4.51%
Dividend yield	0.00%
Expected term	8 Years
Expected volatility	129%

During 1996, the Company’s Board of Directors and its stockholders approved a stock plan (the “1996 Plan”) for the grant of stock awards to employees, directors and consultants.  The 1996 Plan expired as to future grants in August 2006.  In May 2006, the Company’s Board of Directors and its stockholders approved a new stock plan (the “2006 Plan”) for the grant of stock awards to employees, directors and consultants.  The 2006 Plan expires in May 2016.

Stock options under all Plans are generally granted at prices which the Company’s Board of Directors believes approximates the fair market value of its common stock at the date of grant.  Individual grants generally become exercisable ratably over a period of four years from the date of grant. The contractual terms of the options range from four to ten years from the date of grant.

Option activity under the foregoing option plans and non-plan grants as of September 30, 2006, and changes during the nine months ended September 30, 2006, were as follows:

	Number of Shares	Price per Share	Weighted Average Price per Share	Aggregate Intrinsic Value
Balance at December 31, 2005	2,401,542	$0.53 - $176.20	$2.58	$12,750

Granted	30,000	$0.44	$0.44	—
Exercised	—	—	—	—
Canceled or expired	(256,596)	$0.53 - $146.90	$4.32	—
Outstanding at September 30, 2006	2,174,946	$0.44 - $176.20	$2.35	—
Options exercisable at September 30, 2006	1,083,544	$0.44 - $176.20	$3.37	—

The weighted average fair market value of the options at the date of grant for options outstanding at December 31, 2005, granted during the nine months ended September 30, 2006 and outstanding at September 30, 2006 was $11.67, $0.39 and $0.47, respectively.

The following table summarizes information about Company options at September 30, 2006:

	Options Outstanding
Total Shares	Weighted Average Exercise Price	Weighted Average Contractual Life (in Years)	Aggregate Intrinsic Value
2,174,946	$2.35	8.0	$0

	Options Outstanding
Total Shares	Weighted Average Exercise Price	Weighted Average Contractual Life (in Years)	Aggregate Intrinsic Value
1,083,544	$3.37	7.6	$0

As of September 30, 2006, there was $1,276,774 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted-average period of 1.6 years.

Impairment of Long-Lived Assets

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of by sale are reflected at the lower of their carrying amount or fair value less cost to sell.

During the three months ended September 30, 2006, the Company wrote off $65,073 and $24,380 in unamortized capitalized software and courseware development costs for a portion of its VCampus platform and two courses, respectively, as a result of impairment analyses conducted by the Company in connection with the review of its quarterly financial statements. During the nine months ended September 30, 2006, the Company wrote off $65,073 and $177,376 in unamortized capitalized software and courseware development costs for a portion of its VCampus platform and a total of four courses, respectively, as a result of impairment analyses conducted by the Company in connection with the review of its quarterly financial statements.  The Company determined that the impairment charges were necessary because the carrying amount of the assets represented by the courses exceeded the Company’s determination of the fair value of the assets.  The write-offs have been included in amortization expense in the 2006 statements of operations.  For the nine months ended September 30, 2005, the Company wrote off $105,470 in unamortized capitalized software and courseware development costs for a total of three courses, as a result of impairment analyses it conducted during that period.

During the three months ended September 30, 2006, the Company wrote off $26,077 in unamortized other intangible assets for trademarks and customer base, as a result of an impairment analysis conducted by the Company in connection with the review of its quarterly financial statements. The write-off has been included in amortization expense in the 2006 statements of operations.  The Company did not record any write-offs during the three months ended September 30, 2005.

Valuation of Goodwill

The Company performs its annual goodwill impairment test in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, during its fourth quarter, or whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable.  The first step of the test identifies if potential impairment may have occurred, while the second step of the test measures the amount of the impairment, if any.  Impairment is recognized when the carrying amount of goodwill exceeds its fair value.  The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment.  For purposes of the Company’s 2005 annual goodwill impairment test, the Company considered its market capitalization on the date of the impairment test (since the Company has only one reporting unit) and determined that no goodwill impairment existed.  During the third quarter ended September 30, 2006, the Company determined that there were indicators of impairment to the carrying value of goodwill, principally the significant decline in the Company’s stock price which affected the Company’s market capitalization.  The Company performed the two-step process described in SFAS 142 to assess its goodwill for impairment and recorded a charge of $328,317 relating to goodwill impairment, which is recorded as a component of operating loss in the accompanying consolidated statement of operations.  The amount of goodwill impairment was based on the fair value of the Company representing its only reporting unit utilizing a valuation based on both the discounted cash flow and market approach. The allocation of goodwill to intangibles required in step two of the process has been estimated and will be trued up in the subsequent period.  Goodwill will continue to be re-evaluated for impairment as events or circumstances occur.

Revenue Recognition

The Company derives revenues from the following sources—certification related revenues, learning portal revenues and development and other revenues. Certification related revenues are derived from sales of online courses (online tuition) and sales of course materials such as books, CD-ROMs, Web-based course books, assessment products and content licenses, all of which prepare learners for certifications in a variety of areas.  Certification related revenues also include fees paid by certification candidates to take the Company’s certification tests and annual fees received from education partners, including CIW and CTP ATPs.  Learning portal revenues are derived from sales of online courses to the Company’s government, corporate and higher education customers. Development and other revenues consist primarily of fees paid to the Company for developing and converting courseware.

Online tuition revenue is recognized in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104). SAB 104 generally requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management’s judgments regarding the fixed nature of the fee charged for services rendered and the collectibility of those fees.  Should changes in conditions cause management to determine these criteria are not met for certain sales, revenue recognized for any reporting period could be adversely affected.  Online tuition revenues are generated primarily through two types of contracts: (i) time-based subscriptions and (ii) usage-based contracts.  Under subscription contracts, revenue is recognized ratably (on a straight-line basis) over the subscription period.  For usage contracts, revenue is recognized upon enrollment in a course. Once a student has enrolled in a course, he generally cannot cancel delivery of a course or receive a refund.  On rare occasions, we may extend the subscription length for a specific student’s course at no charge. Initial set-up fees related to all online tuition services are recognized ratably (on a straight-line basis) over the contract term.

Development and other revenues consist primarily of fees paid to the Company for developing and converting courseware.  For arrangements that include more than one element, the Company allocates the total arrangement fee among each deliverable based on vendor-specific objective evidence (“VSOE”) of the relative fair value of each deliverable. VSOE is determined using the price charged when that element is sold separately by us. Development and other revenues earned under courseware conversion contracts are recognized relative to the Company’s proportionate performance based on the ratio that total costs incurred to-date bear to total estimated costs. VCampus uses direct labor hours as the key criteria to measure progress towards completion. The Company develops its estimates to complete a project based on budgeted total costs and periodic assessment by our project managers.

The Company sometimes recognizes development and other revenues as a separate element of an arrangement with a customer that also contains an element to provide courseware delivery services.  The SEC Staff believes that the best indicator that a separate element exists is that a vendor sells or could readily sell that element unaccompanied by other elements.  We have a history of selling courseware development and conversion services unaccompanied by other elements.  Further, EITF 00-21 (“Revenue Arrangements with Multiple Deliverables”) states that a deliverable should be segmented and accounted for separately from the remainder of the arrangement if: (1) there is objective and reliable evidence of the fair value of the element and (2) the element does not affect the quality of use or the value of the other elements and the element can be purchased from an unrelated vendor without effecting the quality of use or value of the other elements. The Company believes that the hourly rates charged for development revenues are consistent and represent the fair value of these services.

In most cases, development projects are requested after delivery of online tuition services has begun (i.e. no development work was considered when terms of the online tuition agreement were negotiated).  The Company has demonstrated the ability for its developed and converted material to be used in the absence of the Company’s platform.  In addition, customers can use other vendors to develop electronic course material or develop course material internally for use on the Company’s platform.  Accordingly, management believes that separate recognition of development revenues for customers who have online tuition contracts is appropriate.

Content revenues include fees received from the sale of course materials such as books, CD-ROMs, Web-based course books, assessment products and content licenses. The Company recognizes content revenue from the sale of course books and other products when they are shipped. Shipping and handling charges are invoiced to the customer and are included in gross revenues, reduced by the Company’s actual shipping expenses. Content licenses are either purchased on a fee-per-use basis or for a one-time fee. Revenue is recognized over the period in which the Company has a commitment for continuing involvement or obligation to provide services to the customer. In most cases, no such commitment exists, and revenue is recognized when content is shipped.

Certification revenues include fees paid by certification candidates to take the Company’s certification tests and annual fees received from education partners, including CIW and CTP ATPs. The Company recognizes certification revenue when certification tests are administered, and partner fees over the period during which there is a commitment for continuing involvement or obligation to provide services to the partner.

The Company accounts for cash received from customers as prepayments for future services as deferred revenue. The Company recognizes revenue associated with those cash receipts in accordance with the above policies.

Comprehensive Income (Loss)

The components of comprehensive income (loss) for the three and nine months ended September 30, 2005 and 2006 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2006	2005	2006
Net loss	$(1,212,427)	$(2,175,694)	$(4,751,204)	$(5,460,095)
Other comprehensive income (loss):
Foreign currency translation adjustments	—	26,226	—	(18,909)
Comprehensive loss	$(1,212,427)	$(2,201,192)	$(4,751,204)	$(5,479,004)

Note E — Bridge Financing and Senior Secured Convertible Debenture Financing

In August 2006, the Company issued a $300,000 promissory bridge note to an accredited investor.  The note bore interest at an annual rate of 10% and was payable upon the earlier of October 31, 2006 or the closing of a more permanent financing.  The note was repaid from the proceeds of the September 2006 convertible debenture financing (see below). In connection with the note, the Company issued 150,000 shares of common stock to the same accredited investor as an inducement for the investment.  The shares were valued at $45,000 using the Company’s closing price ($0.30) on the date of issuance and that amount was accounted for as interest expense in September 2006.

In September 2006, the Company entered into a Securities Purchase Agreement with one accredited investor pursuant to which VCampus completed a $3.0 million private placement of a convertible note and warrants. The note bears interest at 10% per annum and matures 30 months from the date of issuance.  VCampus must begin making monthly installment payments of interest and principal beginning ten months from the date of issuance.  The indebtedness represented by the note is secured by a blanket lien on substantially all of the assets of VCampus and its subsidiary Prosoft Learning Corporation.  The new indebtedness is senior to all of the Company’s existing indebtedness except for the Company’s remaining senior indebtedness of approximately $1.0 million owed to SIAR Capital and the other holders of notes issued in the Company’s March 2004 financing.  The indebtedness due under the note can be accelerated upon a change of control or following an event of default, which includes customary events such as nonpayment of interest, failure to satisfy SEC registration obligations and breach of restrictive covenants.  VCampus may prepay or redeem the Note at any time upon repayment of 120% of the outstanding principal and accrued interest. The $3.0 million Senior Secured Convertible Note is convertible, at the election of the investor, into shares of VCampus common stock at $0.30 per share.  The Note was issued at 94% of par, resulting in gross proceeds to VCampus (before deduction of placement agent fees and other transaction-related expenses) of $2.82 million.   As an additional inducement to the investor, VCampus also issued a five-year warrant to the investor to purchase up to 2,500,000 shares of common stock at $0.30 per share.  VCampus agreed to file a registration statement with the SEC to cover the resale of the shares of common stock issuable upon conversion of the note and exercise of the warrants issued in the financing.  VCampus paid the placement agent for the financing a fee of 7% of the gross cash proceeds received by VCampus in the financing, together with a warrant to purchase 940,000 shares of common stock at $0.30 per share.  Pursuant to antidilution protection provisions applicable to the investors in the Company’s Series A-1 preferred stock financing closed in December 2005, the conversion price for the Series A-1 preferred stock and the exercise price of the related warrants issued in connection therewith automatically adjusted to $0.30 per share upon completion of the September 2006 Financing.  The securities issued in the September 2006 financing likewise have antidilution protection that would cause the conversion price or exercise price of such securities to automatically adjust to any lower price applicable to a future financing of VCampus.   The transaction documents limit the investor’s beneficial ownership of VCampus to no more than 4.99% at any given time, subject to the investor’s waiver of such restrictive covenant upon giving at least 61 days notice to the Company.

The Company allocated the proceeds from the issuance of the note to the note and warrants on a pro rata basis based on their relative fair values using the Black Scholes option pricing model. The amount allocated to the warrants ($551,020) was recorded as a debt discount and will be amortized to interest expense over the period the note is expected to be outstanding. The Company recorded an additional $651,020 of debt discount for the instruments’ beneficial conversion feature which will be amortized to interest expenses over the period the note is expected to be outstanding. The Company also recorded a discount (amortizable over the period the note is expected to be outstanding) of $180,000 representing the amount by which the face value of the note exceeded the proceeds from the note. As of September 30, 2006, the unamortized aggregate discount for the note amounted to $1,625,646. In connection with the convertible debenture financing, the Company incurred an estimated $686,473 of costs primarily consisting of the 7% placement agent fee, the fair market value of the warrant issued to the placement agent (using the Black Scholes method), legal and other costs which are included as deferred debt offering costs on the Company’s September 30, 2006 balance sheet.  These costs will be amortized to interest expense over the period the notes are expected to be outstanding.

Note F — Equity Transactions

In March 2006, the Company completed a private placement of Series B-1 convertible Preferred Stock.  Under the terms of this financing, the Company raised $2,300,000 in gross proceeds through the issuance of 2,300 shares of Series B-1 convertible Preferred Stock at a purchase price of $1,000 per share to two accredited investors.  Under the terms of this financing, the Company also issued ten-year warrants to purchase 1,000,000 shares of common stock to the same accredited investors at an exercise price per share equal to the then applicable conversion price of the Series B-1 Preferred Stock.  The warrants were initially first exercisable commencing four years from their issuance date.  Initially, beginning three years from their date of issuance, the shares of Series B-1 Preferred Stock were convertible, at the option of their holders, into common stock based on a formula that yields a discount of between 10% and 37.5% to the last closing bid price of the common stock prior to the date of conversion, subject to a price floor of $1.64 per share.  The shares of Series B-1 Preferred Stock are entitled to receive dividends paid quarterly at the greater of:  (a) an annual rate of 16%, or (b) 6% (subsequently adjusted to 6.48%) of the net sales proceeds from two Prosoft courses.  Each share of Series B-1 Preferred Stock has a liquidation preference equal to 150% of the purchase price paid for the share.  The shares of Series B-1 Preferred Stock are non-voting.  The Company obtained shareholder ratification for the financing at its 2006 annual meeting held in May 2006.

In March 2006, the conversion price of the Series A-1 Preferred Stock and the exercise price of the related warrants reset to $0.61 per share per their terms. The number of shares issuable upon exercise of the warrants was also automatically adjusted from 1,032,929 to 2,827,864. In May 2006, following approval of the Series A-1 private placement by the Company’s stockholders, the conversion price of the Series A-1 Preferred Stock and the exercise price of the related warrants was further reset to $0.50 per their terms.  In connection with this reset, the Company recorded a deemed dividend to the Series A-1 Preferred Stockholders in the amount of $1,031,703 in the second quarter of 2006, representing the beneficial conversion feature of the Series A-1 Preferred Stock and the incremental value of the warrants in accordance with Statement No. 123(R). As a result of the September 2006 convertible debenture financing (see note E), the conversion price for the Series A-1 Preferred Stock and the exercise of the warrants issued under that financing’s terms was adjusted to $0.30 per share pursuant to their anti-dilution provisions. In connection with this reset, the Company recorded a deemed dividend to the Series A-1 Preferred Stockholders in the amount of $1,491,666 in the third quarter of 2006, representing the beneficial conversion feature of the Series A-1 Preferred Stock and the incremental value of the warrants in accordance with Statement No. 123(R).

In June 2006, the Company issued 50,000 shares of common stock as a result of a voluntary conversion of 25 shares of Series A-1 Preferred Stock.  In July 2006, the Company issued 42,000 shares of common stock as a result of a voluntary conversion of 42 shares of Series A-1 Preferred Stock.

In August 2006, the Company issued 24.375 shares of A-1 convertible Preferred Stock as payment of dividends for the quarter ended June 30, 2006 to certain Series A-1 investors pursuant to their consent to receive their second quarter 2006 cash dividends in additional shares of Series A-1 preferred stock.

In each of June and September 2006, the Company issued 92 shares of Series B-1 convertible Preferred Stock, as payment of dividends for the quarters then ended to the Series B-1 investors pursuant to their consent to receive their second and third quarter 2006 cash dividends in additional shares of Series B-1 preferred stock.

Note G — Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2006	2005	2006
Numerator:
Net loss available to common stockholders	$(1,212,427)	$(3,816,235)	$(4,571,204)	$(8,347,890)
Denominator:
Denominator for basic earnings per share —weighted-average shares	9,522,338	9,962,534	9,158,537	9,755,438
Denominator for diluted earnings per share —adjusted weighted-average shares	9,522,338	9,962,534	9,158,537	9,755,438
Basic net loss per share	$(0.13)	$(0.38)	$(0.50)	$(0.86)
Diluted net loss per share	$(0.13)	$(0.38)	$(0.50)	$(0.86)

Note H — Intangible Assets

Other intangible assets were comprised of:

	December 31, 2005	September 30, 2006
Developed content	$523,800	$1,652,800
Trademarks and names	904,720	1,151,720
Customer base	304,820	482,820
	1,733,340	3,287,340
Less accumulated amortization	(1,476,334)	(1,740,873)
	$257,006	$1,546,467

The Company expects amortization expense for other intangible assets to be as follows:

2006 (remaining three months)	145,994
2007	569,189
2008	561,747
Thereafter	269,537
$1,546,467

Note I — Foreign Operations

Information regarding foreign operations follows:

	Three Months Ended September 30, 2006
	United States	Foreign	Total
Net revenues	$2,146,944	$377,789	$2,524,733

	Nine Months Ended September 30, 2006
	United States	Foreign	Total
Net revenues	$4,759,417	$450,186	$5,209,603

Note J — Commitments and Contingencies

Alleged Default on Secured Convertible Notes

In February 2006, holders of a majority of the Company’s Series A and Series B secured convertible notes issued in March 2004, notified VCampus that they believe an event of default exists under the notes based on the Company’s failure to acknowledge their alleged right to have the conversion price on their notes reduced from $1.63 per share to $0.50 per share, which is the lowest potential reset conversion price for the Series A-1 Preferred Stock the Company issued to other investors in the December 2005 financing.  The Company disputes the claims made by the note holders for a number of reasons, including the fact that their antidilution rights expired, pursuant to the express terms of the notes and warrants, prior to the price reset date of March 31, 2006, and hence they expired prior to the occurrence of the alleged event or contingency that might have otherwise triggered their rights.  Consequently, the Company believes that the note holders’ allegations are without merit.  The note holders could also claim we are in default based on our granting of a subordinate lien on our assets in favor of the September 2006 note investors.

Sales and Use Tax Assessment

On April 18, 2006, the Company received notice that the Virginia Department of Taxation has denied VCampus’ request for correction of the retail sales and use tax assessment issued to VCampus as a result of an audit for the period August 1998 through October 2001.  As disclosed in VCampus’ prior SEC filings, in 2002, the Virginia Department of Taxation completed an audit of the VCampus’ sales and use tax payments from August 1998 through October 2001.  The total assessment from the Virginia Department of Taxation is approximately $104,000 for the audit period.  In addition, based on this ruling and the Department’s interpretation of local law, VCampus has estimated its liability for additional sales and use tax from the end of the audit period in October 2001 to March 31, 2006 to be approximately $296,000 including penalties and interest   As a result, the Company has recorded a charge of $400,000 included on the first quarter 2006 consolidated statements of operations.  In May 2006, the Company submitted an application for an Offer in Compromise to the Virginia Department of Taxation requesting partial relief from amounts assessed and post-audit sales and use tax liability as well as a payment plan for the remaining liabilities. In August 2006, the Virginia Department of Taxation accepted the Company’s offer in compromise, thus reducing the amount of the liability to $252,477, payable in 36 monthly installments of $7,013, subject however, to the Department’s post-audit verification of the Company’s calculation of additional sales and use tax from October 2001 to March 2006. The department’s verification proceedings are currently under way and, pending the final resolution of the amount due, the Company has not made any adjustments to the previously recorded liability of $400,000.

Nasdaq Listing

On April 27, 2006, Nasdaq provided the Company with written notice that the Company’s common stock would be delisted from the Nasdaq Capital Market because the Company did not regain compliance with Nasdaq’s requirements for continued listing under the Minimum Bid Price Rule during the 180-day compliance period previously granted.  The Company requested a hearing before the Nasdaq Listing Qualifications Panel, which automatically stayed the delisting pending resolution of the appeal.  The hearing occurred on June 15, 2006 and, while the Panel was considering the Company’s appeal, the Company decided to proceed with voluntary delisting of its shares of common stock from trading on the Nasdaq Capital Market as of the opening of trading on July 5, 2006. VCampus’ shares of common stock are currently trading on the Nasdaq OTC Bulletin Board.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

VCampus Corporation

We have reviewed the accompanying consolidated balance sheet of VCampus Corporation and subsidiaries as of September 30, 2006 and the related consolidated statements of operations and cash flows for the three-month and nine-month periods ended September 30, 2006 and 2005. These interim financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such consolidated interim financial statements for them to be in conformity with generally accepted accounting principles in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of VCampus Corporation and subsidiaries as of December 31, 2005 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended (not presented herein), and in our report dated March 10, 2006, except for note 15, as to which the date is March 23, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2005 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the consolidated financial statements, the Company's recurring losses from operations and negative cash flows from operations raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note B. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

 /s/ Reznick Group, P.C.

Vienna, Virginia

November 14, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors

Prosoft Learning Corporation

Phoenix, Arizona

We have audited the consolidated balance sheets of Prosoft Learning Corporation and subsidiaries (formerly known as ProsoftTraining) as of July 31, 2005 and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Prosoft Learning Corporation and subsidiaries as of July 31, 2005 and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company is party to certain note agreements that provide creditors with the ability to demand accelerated repayment of amounts owed to those creditors if the Company is unable to comply with the terms of those note agreements. Should the Company fail to comply with the terms of those agreements the creditors could demand accelerated repayment of the amounts owed. The Company’s ability to comply with the terms of the agreements is uncertain. The Company has also experienced losses from operations in each of the last three years.  These issues raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ HEIN & ASSOCIATES LLP

Hein & Associates LLP

Phoenix, Arizona

September 30, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of ProsoftTraining:

We have audited the accompanying consolidated balance sheets of ProsoftTraining (a Nevada corporation) and subsidiaries as of July 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended July 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ProsoftTraining and subsidiaries at July 31, 2004 and 2003 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended July 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company is party to certain note agreements that provide creditors with the ability to demand accelerated repayment of amounts owed to those creditors if the Company is unable to comply with the terms of those note agreements. Should the Company fail to comply with the terms of those agreements the creditors could demand accelerated repayment of the amounts owed. The Company’s ability to comply with the terms of the agreements is uncertain and raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have also audited Schedule II of ProsoftTraining for each of the three years in the period ended July 31, 2004 (not presented separately herein). In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

/s/ GRANT THORNTON LLP

Phoenix, Arizona
September 24, 2004

PROSOFT LEARNING AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	July 31,
	2005	2004
ASSETS

Current assets:
Cash and cash equivalents	$759	$502

Accounts receivable, less allowances of $97 and $148	562	644
Prepaid expenses and other current assets	254	117
Total current assets	1,575	1,263

Property and equipment, net	123	283
Goodwill, net of accumulated amortization of $5,506 in 2005 and 2004	6,745	6,745
Courseware and licenses, net of accumulated amortization of $2,985 and $2,756	57	331
Total assets	$8,500	$8,622

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable — trade	$424	$591
Accrued expenses	710	768

Current portion of capital lease obligations	—	98
Other	26	64
Total current liabilities.	1,160	1,521

Long term convertible debt	3,591	3,264
Convertible Debentures, net of discount of $305	258	—
Total liabilities	5,009	4,785

Stockholders’ equity:
Common shares, par value $.001 per share: authorized shares: 75,000,000; issued: 4,635,481 and 4,053,554 shares	5	24
Additional paid-in capital	106,738	104,436
Accumulated deficit	(103,335)	(100,727)
Accumulated other comprehensive income	158	179
Less common stock in treasury, at cost: 1,985 shares	(75)	(75)
Total stockholders’ equity	3,491	3,837
Total liabilities and stockholders’ equity	$8,500	$8,622

The accompanying notes are an integral part of these consolidated statements.

PROSOFT LEARNING AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Fiscal Years Ended July 31,
	2005	2004	2003
Revenues:
Content	$5,671	$6,259	$9,339
Certification	1,361	1,789	2,596
Services	—	—	85
Total revenues	7,032	8,048	12,020
Costs and expenses:
Cost of revenues	1,960	2,694	4,410
Content development	711	632	1,460
Sales and marketing	2,184	2,633	3,603
General and administrative	2,809	2,865	4,110
Depreciation and amortization	407	488	831
Settlement (gains)	(95)	—	(370)
Total costs and expenses	7,976	9,312	14,044
Loss from operations	(944)	(1,264)	(2,024)
Interest income	6	1	5
Interest expense	(1,670)	(303)	(289)
Loss before income taxes	(2,608)	(1,566)	(2,308)
Income tax (expense) benefit	—	—	—
Net loss	$(2,608)	$(1,566)	$(2,308)

Net loss per share:
Basic and diluted	$(0.60)	$(0.39)	$(0.57)
Weighted average shares outstanding:
Basic and diluted	4,380	4,039	4,034

The accompanying notes are an integral part of these consolidated statements.

PROSOFT LEARNING AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except share data)

	Common Stock		Additional Paid-In	Treasury Stock		Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Capital	Shares	Amount	Deficit	Income	Total
Balances at August 1, 2002	4,034,888	$24	$104,421	1,985	$(75)	$(96,853)	$59	$7,576
Net loss	—	—	—	—	—	(2,308)	—	(2,308)
Foreign currency translation adjustment	—	—	—	—	—	—	82	82
Total comprehensive loss	—	—	—	—	—	—	—	(2,226)
Issuance of common stock for employee stock purchase plan	2,000	—	1	—	—	—	—	1
Balances at July 31, 2003	4,036,887	24	104,422	1,985	(75)	(99,161)	141	5,351
Net loss	—	—	—	—	—	(1,566)	—	(1,566)
Foreign currency translation adjustment	—	—	—	—	—	—	38	38
Total comprehensive loss	—	—	—	—	—	—	—	(1,528)
Exercise of stock options, warrants and other transactions	16,667	—	14	—	—	—	—	14
Balances at July 31, 2004	4,053,554	$24	$104,436	1,985	$(75)	$(100,727)	$179	$3,837
Net loss	—	—	—	—	—	(2,608)	—	(2,608)
Foreign currency translation adjustment	—	—	—	—	—	—	(21)	(21)
Total comprehensive loss	—	—	—	—	—	—	—	(2,629)
Conversion of debt and accrued interest to common stock	501,774	5	828					833
Warrant and beneficial conversion feature associated with debt			1,350					1,350
Warrant issued to underwriter in conjunction with debt			101					101
Exercise of stock options, warrants and other transactions	80,153	(24)	23	—	—	—	—	(1)
Balances at July 31, 2005	4,635,481	$5	$106,738	1,985	$(75)	$(103,335)	$158	$3,491

The accompanying notes are an integral part of these consolidated statements.

PROSOFT LEARNING AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended July 31,
	2005	2004	2003
Operating Activities:
Net loss.	$(2,608)	$(1,566)	$(2,308)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	398	485	1,124
Gain on settlement of liability	(95)	—	(370)
Non-cash interest expense	1,670	297	270
Impairment of goodwill	—	—	—
Disposition of property and equipment	—	—	113
Bad Debt Recovery	(60)	—	—
Changes in operating assets and liabilities:
Accounts receivable	142	389	872
Prepaid expenses and other current assets	(30)	58	439
Accounts payable	(161)	(470)	(1,214)
Accrued expenses	(76)	(68)	(954)
Accrued restructuring costs	(39)	(190)	110
Net cash used in operating activities	(859)	(1,065)	(1,918)
Investing Activities:
Purchases of property and equipment	(8)	(24)	(30)
Courseware and license purchases	—	—	(35)
Net cash used in investing activities	(8)	(24)	(65)
Financing Activities:
Issuance of common stock	—	14	1
Issuance of long term debt	1,350	—	—
Principal payments on debt and capital leases	(2)	(20)	(58)
Debt issuance costs	(199)	—	—
Other	—	—	—
Net cash (used in) provided by financing activities	1,149	(6)	(57)
Effects of exchange rates on cash	(25)	30	81
Net decrease in cash and cash equivalents	257	(1,065)	(1,959)
Cash and cash equivalents at beginning of year	502	1,567	3,526
Cash and cash equivalents at end of year	$759	$502	$1,567
Supplementary disclosure of cash paid during the year for:
Interest	$0	$5	$20

Supplemental Non-Cash Financing Disclosures:

During the year, the Company issued debt which had detachable warrants and a conversion feature valued at $1,350.  This amount reduced debt and credited Additional Paid In Capital.

During the year, the Company convered approximately $788 in debt into common stock.

During the year, the Company issued warrants to a company for assistance in a financing transaction.  The fair value of the warrants issued were approximately $101.  This amount was capitalized as part of debt issuance costs, and was also credited to Additional Paid In Capital.

During the year, the Company issued common stock in lieu of payment of interest that was accrued.  The amount of common stock issued for such accrued interest was $43.

The accompanying notes are an integral part of these consolidated statements.

PROSOFT LEARNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

1.             Summary of Significant Accounting Policies

Business

Prosoft Learning Corporation offers content and certifications for individuals to develop and validate critical ICT workforce skills. Prosoft creates and distributes a complete library of classroom and e-learning courses. Prosoft distributes its content through its ComputerPREP division to individuals, schools, colleges, commercial training centers and corporations worldwide. Prosoft owns the CIW and CCNT certification programs and manages the CTP certification for the Telecommunications Industry Association.

Consolidation

The financial statements include the accounts of the Company and its wholly-owned subsidiaries ProsoftTraining Europe Limited and Prosoft Training Hong Kong Limited. Intercompany transactions and balances are eliminated in consolidation.

Currency Translation, Comprehensive Loss and Accumulative Other Comprehensive Income

Assets and liabilities of foreign functional currency financial statements are translated into United States dollars at the exchange rate in effect at the close of the period. Income statement amounts are translated at the average exchange rates during the period. The Company accumulates translation adjustments as a separate component of stockholders’ equity. The Company’s accumulated other comprehensive income consists entirely of cumulative translation adjustments of foreign currency. Comprehensive loss presented in the consolidated statement of stockholders’ equity consists of net losses and foreign currency translation adjustments.  The Company maintains a significant portion of its cash reserves in bank accounts in foreign countries, which may be subject to local currency controls and restrictions.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

The Company’s accounts receivable are due from various individuals, colleges, commercial training centers and corporations worldwide. Credit is extended based on evaluation of the customer’s financial condition and collateral generally is not required. Accounts receivable are generally due within 30 days and are stated at amounts due from customers net of an allowance for uncollectible accounts. Accounts outstanding longer than contractual payment terms are considered past due. The Company records an allowance on a specific basis by considering a number of factors, including the length of time the trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited back to bad debt expense in the period the payment is received.

Changes in the Company’s allowance for doubtful accounts for the years ended July 31, 2005 and 2004 are as follows:

	July 31,
	2005	2004
Beginning balance	$148	$494
Bad debt expense	(60)	121
Accounts written off	9	(467)
Ending balance	$97	$148

Financial Instruments

The fair value of the Company’s financial instruments, consisting of cash and cash equivalents and accounts receivable and debt, approximate their carrying values. The Company believes that the fair value of its long-term debt approximates the recorded amount.

Advertising Costs

The Company expenses the costs of advertising as incurred. Advertising expenses were $7,000, $3,000, and $2,000 in 2005, 2004, and 2003 respectively.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, generally two to seven years. Leasehold improvements are amortized over the shorter of the life of the lease or the improvement.

Goodwill and License Agreements

License agreements are those rights acquired from others through business combinations to produce and distribute courseware and other publications. License agreements are amortized on a straight-line basis over a period of seven years, subject to impairment based on the carrying value exceeding fair value. Goodwill is not amortized, but tested for impairment at least annually in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. The Company adopted SFAS No. 142 on August 1, 2002 and identified one reporting unit and discontinued goodwill amortization at that time.

Valuation of Long-Lived Assets

The Company evaluates the carrying value of long-lived assets, including goodwill, whenever events or changes in circumstances indicate the carrying amount may not be fully recoverable. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized based on the amount by which the carrying value exceeds the asset’s fair value.

Revenue Recognition

The Company derives revenue from two primary sources; content and certification.  Content revenue includes fees received from the sale of course materials such as books, CD-ROMs, Web-based course books, assessment products and content licenses. The Company recognizes content revenue from the sale of course books and other products when they are shipped. Shipping and handling charges are invoiced to the customer and are included in gross revenues, reduced by the Company’s actual shipping expenses.  For fiscal 2005, the total amount billed for shipping and handling was $213,000, and the total amount incurred in shipping expenses was $175,000.  Content licenses are either purchased on a fee-per-use basis or for a one-time fee. Revenue is recognized over the period in which the Company has a commitment for continuing involvement or obligation to provide services to the customer. In most cases, no such commitment exists, and revenue is recognized when content is shipped.  Certification revenue includes fees paid by certification candidates to take the Company’s certification tests and annual fees received from education partners, including CIW and CTP ATPs. The Company recognizes certification revenue when certification tests are administered, and partner fees over the period during which there is a commitment for continuing involvement or obligation to provide services to the partner.

Stock-based Compensation

The Company has adopted only the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, for employee stock options and continues to apply Accounting Board Opinion No. 25, Accounting for Stock Issued to Employees, for recording stock options granted. Pro forma information regarding net loss and net loss per share is required by SFAS No. 123 as if the Company had accounted for its stock-based awards to employees under the fair value method. The fair value of the Company’s stock-based awards to employees was estimated using the Black-Scholes multiple option model.

The fair value of the Company’s stock-based awards to employees was estimated assuming no expected dividends and the following assumptions:

	2005	2004	2003
Weighted average expected life	4 years	4 years	4 years
Expected stock price volatility	97%	111%	80%
Risk-free interest rate	3.5%	3.7%	3.9%

For purpose of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information for the years ended July 31 is as follows:

	2005	2004	2003
Net loss — actual	$(2,608)	$(1,566)	$(2,308)
Net loss — pro forma	$(3,079)	$(2,584)	$(4,128)
Basic and diluted loss per share — actual	$(.60)	$(.06)	$(.10)
Basic and diluted loss per share — pro forma	$(.70)	$(.11)	$(.17)

The weighted average fair value of options granted during the years ended July 31, 2005, 2004, and 2003 was $ .83,  $0.45, and $.10, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. Actual results could differ from those estimates.

Reverse Stock Split

 All share information contained in this report has been adjusted to reflect the Company’s 6 for 1 reverse stock split, effective January 20, 2005.

Income (Loss) Per Share

The Company uses the weighted-average number of common shares outstanding during each period to compute basic income (loss) per common share. Diluted income (loss) per share is computed using the weighted-average number of common shares outstanding plus the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. In years 2005, 2004 and 2003, all potentially dilutive common shares were anti-dilutive.  As of July 31, 2005, there were 1,562,018 options and warrants outstanding and the outstanding debt could be converted into approximately 1,213,000 shares.  All of these amounts have been excluded from the computation of diluted loss per share.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 151, Inventory Costs, an amendment of APB No. 43, Chapter 4. The purpose of this statement is to clarify the accounting of abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) be recognized as current-period charges and by requiring the allocation of fixed production overhead to inventory based on the normal capacity of production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 24, 2004. The Company is evaluating SFAS No. 151, and does not believe it will have a material impact on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier application permitted. The Company is evaluating SFAS No. 153, and does not believe it will have a material impact on our consolidated financial statements.

In December 2004, FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”), which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and superseded Accounting Principal Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees. Generally, SFAS No. 123R requires that all share-based payments to employees, including grants of employee stock options, be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. Under SFAS No. 123R, we must determine the appropriate fair value method to be used at the date of adoption.

In April 2005, the SEC amended Rule 401(a) of Regulation S-X to delay the effective date for compliance with SFAS No. 123R. Based on the amended rule, the Company is required to adopt SFAS No. 123R effective the beginning of its fiscal year 2006. The Company is evaluating the requirements of SFAS No. 123R and expects the adoption of SFAS No. 123R will have a material effect on its results of operations and earnings per share. The Company has not yet determined its method of adoption of SFAS No. 123R.

2.                                      Liquidity

During fiscal years 2005 and 2004, the Company reduced operating expenses in response to lower revenue and a change to the Company’s business model emphasizing the sale of educational content and certifications and away from instructor-led training. As a result of these actions, the Company’s financial results have improved and the Company believes its future liquidity position has been enhanced. The Company intends to continue to seek to grow its revenues by optimizing its product mix, and expanding into new markets.  On July 14, 2005, the Company retained East Wind Advisors, LLC to act as the Company’s financial advisor and to explore strategic alternatives.

In addition, the Company raised $1.35 million through the issuance of Secured 8% Convertible Notes (see Note 12) on August 30, 2004, providing additional liquidity.  However, it should be noted that a significant portion of the Company’s cash resources are held in bank accounts in foreign countries, which accounts may be subject to local currency controls and restrictions on withdrawal.  The Company may experience delays or additional expenses in repatriating certain of these funds, in particular those held in banks in China.  The total amount of cash and cash equivalents held in non-U.S. banks was approximately $200,000 as of July 31, 2005.

A term of the Subordinated Secured Convertible Note (see Note 6) and of the Secured 8% Convertible Notes requires that the Company maintain the listing and trading of its common stock on the Nasdaq SmallCap Market. If the Company is unable to maintain the trading of its common stock on Nasdaq, the Company will be in default on the listing requirement covenant in the note agreements. Such a default provides the holders of the notes with the ability to require immediate repayment of the principal and interest then owed under the notes.

The Company’s common stock is listed on the Nasdaq SmallCap Market. However, the Company’s stock remains listed on Nasdaq subject to a grace period granted by Nasdaq through November 2, 2005, as a result of the Company’s failure to meet the bid price listing maintenance requirement of the exchange. To remain listed past that date, the bid price of the Company’s stock must be at least $1.00 for 10 consecutive trading days prior to that date. If the Company is unable to meet this requirement, Nasdaq will notify the Company of the delisting of its securities. Since fewer than 10 trading days remain between the date of this report and November 2, 2005, and the Company’s common stock continues to trade at less than the $1.00 minimum bid price, it is certain that the Company will not be in compliance with the Nasdaq minimum bid price listing as of that date.  If the Company’s stock is delisted from Nasdaq, and if as a result of that delisting the lenders should choose to accelerate the repayment of their notes, the Company may be unable to repay the principal and interest owed. The Company is aggressively seeking resolution of this issue with the noteholders.

3.             Settlement Gains

During 2003, the Company recorded a $0.37 million settlement gain which resulted from the settlement of a $0.50 million liability for $0.13 million.  In addition, during 2005, the Company recorded a $0.095 million gain from the settlement of a liability.

4.                                      Valuation of Long-Lived Assets

Long-lived assets, such as property and equipment and content and licenses, are reviewed for impairment annually or when changes in circumstances indicate that the carrying value may not be recoverable.

5.                                      Property and Equipment

Property and equipment consists of the following:

	July 31,
	2005	2004
Computer equipment and software	$2,819	$2,810
Office equipment, furniture and fixtures	727	725
	3,546	3,535
Less accumulated depreciation	3,423	3,252
Property and equipment, net	$123	$283

6.                                      Licenses and Goodwill

Intangible assets consist of the following:

		July 31, 2005		July 31, 2004
	Average Life (Years)	Gross Carrying Value	Accumulated Amortization	Gross Carrying Value	Accumulated Amortization
Amortizable intangible assets:
License Agreements	7	$2,985	$2,985	$2,985	$2,756
Non-amortizable intangible assets:
Goodwill		12,251	5,506	12,251	5,506
Total intangibles		$15,236	$8,491	$15,236	$8,262

License agreements are amortized using the straight-line method over their estimated useful lives.  Goodwill is not amortized, but tested for impairment at least annually in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. The Company adopted SFAS No. 142 on August 1, 2002.

The accompanying consolidated statements of operations reflect amortization expense of $229, $257, and $257 thousand for 2005, 2004 and 2003, respectively. Estimated amortization expense, assuming the current intangible asset balance and no new acquisitions, for the year ending July 31, 2006, is zero.

7.      Debt

On August 30, 2004, the Company issued $1.35 million of Secured 8% Convertible Notes due August 30, 2006, to institutional investors. The Notes are secured by all of the assets of the Company, subject to an intercreditor agreement with Hunt Capital, the Company’s existing secured creditor (see below), and require interest payments semi-annually in cash or, at the Company option, in shares of its Common Stock or in the form of additional one-year notes accruing interest at the rate of 10% per annum. The Notes are convertible into common stock of the Company at $1.68 per share. In connection with this financing, the Company also issued to the investors (i) warrants to purchase up to 200,893 shares of the Company’s Common Stock, exercisable at $2.28 per share and expiring in

March 2010, and (ii) warrants to purchase up to 642,858 shares, exercisable at $2.10 per share and generally expiring in February 2006.

The intrinsic value of the beneficial conversion feature of the note was $0.79 million and the portion of the proceeds allocated to the warrants issued in connection with the debt totaled $0.56 million. Thus, $1.35 million was recognized as a reduction of the convertible debt and an addition to paid-in capital.  This $1.35 million value of the warrants and beneficial conversion feature is being amortized over the life of the Notes (or accelerated to reflect actual conversion of the Notes or exercise or the warrants), and recorded as non-cash interest expense.

The Company engaged a registered broker-dealer to assist in the sale of the Notes and Warrants. The broker-dealer received a placement fee of $100,000 and a warrant to purchase 60,268 shares at $2.28 per share. The issuance of the warrants to the broker-dealer was valued at $100,000.

In October 2001, the Company received $2.5 million from Hunt Capital Growth Fund II, L.P. (“Hunt Capital”) pursuant to the issuance to Hunt Capital of a Subordinated Secured Convertible Note (“Note”). The Note is secured by all of the assets of the Company, has a five-year term, carries a 10% coupon, and does not require any interest payments until maturity. The Note is convertible into Common Stock of the Company at $4.09 per share. Hunt Capital may accelerate the maturity of the Note upon certain events, including a sale or change of control of the Company, an equity financing by the Company in excess of $2.5 million, or delisting of the Company’s common stock by Nasdaq. In addition, as further consideration for the investment, Hunt Capital received the right to certain payments upon a sale of the Company in a transaction whose value falls below $145 million. The potential payment is $1million unless the transaction value falls below $60 million at which point the payment would grow on a pro-rata basis to $4.5 million if the transaction value falls below $10 million.

The table below reflects the detail of the Company’s long-term debt on the accompanying consolidated balance sheets at July 31, 2004, and July 31, 2005.

	July 31,
	2005	2004

Subordinated Secured Convertible Note	$2,500	$2,500
Interest Capitalized to Date	1,091	764
Secured 8% Convertible Notes	563	—
Subtotal	4,154	3,264
Less unamortized beneficial conversion and warrant value	(305)	—
Long term debt, net	$3,849	$3,264

On May 6, 2005, the Company received notice from Nasdaq that for 30 consecutive business days our common stock had closed below the minimum $1.00 per share requirement for continued listing on the Nasdaq SmallCap Market, and was provided a grace period through November 2, 2005, to regain compliance with the requirement.  To regain compliance, the bid price of the Company’s stock must be at least $1.00 for 10 consecutive trading days prior to November 2, 2005.  Since the Company’s common stock continues to trade at less than the $1.00 minimum bid price, and fewer than 10 trading days remain between the date of this report and November 2, 2005, it is certain that the Company will not be in compliance with the Nasdaq minimum bid price listing as of that date.  If Nasdaq delists the Company’s common stock, the Company will be in default on the listing requirement covenant in the Secured Convertible Note and the 8% Convertible Notes.  Such a default provides the holders of the notes with the ability to require immediate repayment of the principal and interest then owed under the notes.

8.     Stock Options and Warrants on Common Stock

Stock options

The Company’s stock option plans provide for the granting of options to purchase shares of the Company’s common stock to employees, officers, directors and consultants. The plans include nonstatutory options and incentive stock options. Options generally vest over three to four years and expire no earlier than five years and no later than ten years after the date of grant. The plans authorized the issuance of an aggregate of 1,168,083 shares of common stock.  As of July 31, 2005, 162,100 options were available for grant under the plans.

Stock option transactions are as follows:

	Shares	Weighted Average Exercise Price
Outstanding at August 1, 2002	664,352	$27.78
Granted	120,333	$0.96
Exercised	—	—
Cancelled	(349,724)	$22.32
Outstanding at July 31, 2003	434,961	$14.58
Granted	110,333	$3.60
Exercised	(16,667)	$0.84
Cancelled	(89,474)	$12.60
Outstanding at July 31, 2004	439,153	$12.78
Granted	148,007	$1.09
Exercised	(35)	$0.84
Cancelled	(16,169)	$26.81
Outstanding at July 31, 2005	570,956	$9.14
Exercisable at July 31, 2005	430,900	$11.25

The following table summarizes information concerning options outstanding and exercisable as of July 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number	Weighted Average Exercise Price

$0.60—$1.00	86,057	$0.83	5.6 years	53,722	$0.90
$1.01—$4.00	288,661	$2.22	6.1 years	207,784	$2.39
$4.01—$66.00	196,238	$22.95	2.1 years	169,394	$25.37
Total	570,956	$9.16		430,900	$11.27

Warrants:

Warrants to purchase shares of common stock are as follows:

	Shares	Exercise Price
Balance, August 1, 2002	250,460	$.06 to $120.38
Issued	—	—
Exercised	—	—
Expired	(2,500)	$66.00
Balance, July 31, 2003	247,960	$.06 to $120.38
Issued	—	—
Exercised	—	—
Expired	—	—
Balance, July 31, 2004	247,960	$.06 to $120.38
Issued	904,020	$2.10 to $2.28
Exercised	(58,334)	$.06
Expired	(102,584)	$20.28 to $120.38
Balance, July 31, 2005	991,062	$2.10 to $60.78

9.      Benefit Plan

The Company has established a 401(k) savings plan. Participants include all employees who have completed three months of service and are at least 21 years of age. Employees can contribute up to 60% of compensation to the plan provided that amount does not exceed the annual dollar limits set by the Internal Revenue Code.  The Company makes a matching contribution on behalf of each participant in an amount equal to 50% of the first 5% of the employee’s compensation contributed to the plan.  In addition, the Company may at its option make discretionary contributions. Vesting on the Company’s contribution occurs over a three-year period. The Company made contributions of $56, $43, and $72 thousand during 2005, 2004 and 2003, respectively.

10.  Commitments

The Company leases certain facilities as well as computers, production and other office equipment under noncancellable lease agreements. The Company’s future minimum lease payments at July 31, 2005 under such agreements are as follows:

	Capital Leases	Operating Leases

2006	$—	$249
Future minimum lease payments	$—	$249

Assets held under capital leases are included in property and equipment and had a total cost of $351, and a net book value of zero, at July 31, 2004 and 2005.

Rent expense for the periods ended July 31, 2005, 2004 and 2003 totaled $483, $437, and $710 thousand respectively.

11.  Income Taxes

A reconciliation of income tax (benefit) expense using the statutory federal income tax rate of 34% is as follows:

	Year Ended July 31,
	2005	2004	2003
Income tax expense (benefit) at statutory rate	$(887)	$(532)	$(785)
Amortization of non-deductible goodwill	—	—	—
Debt Amortization	390	—	—
State income taxes, net of federal benefit	(80)	(62)	(83)
Other	(77)	26	(1,196)
Increase in valuation allowance	654	568	2,064
Deferred income tax expense (benefit)	$—	$—	$—

Deferred income taxes reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their basis for financial reporting purposes. Deferred tax assets and liabilities are as follows:

	July 31,
	2005	2004	2003
Net operating loss carryforwards	$31,381	$30,937	$29,965
Accrued expenses	82	99	92
Accounts receivable	37	39	188
Property and equipment	98	122	304
	31,598	31,197	30,549
Courseware development costs and other	(700)	(953)	(873)
	30,898	30,244	29,676
Valuation allowance	(30,898)	(30,244)	(29,676)
Net deferred tax assets	$—	$—	$—

As a result of the significant net losses incurred in fiscal 2005 and 2004, the Company recorded a valuation allowance to fully reserve its deferred tax asset.

At July 31, 2005, the Company had net operating loss carryforwards available to offset future federal taxable income of approximately $83 million. Such carryforwards expire principally from 2011 to 2025. Federal net operating loss carryforwards of approximately $13 million were generated from the exercise of employee stock options and any decrease in the valuation reserve related to these carryforwards will be reflected in the financial statements as a credit to additional paid-in capital.  Because of various equity transactions completed by the Company, utilization of all net operating loss carryforwards for federal income tax reporting purposes created prior to those transactions will be subject to annual limitations under the change in ownership provisions of the Tax Reform Act of 1986.

12.                               Business Segments and Foreign Operations

Information regarding foreign operations follows:

	Year Ended July 31,
	2005	2004	2003
Net sales	$7,032	$8,048	$12,020
United States	5,806	6,765	10,160
Foreign	1,226	1,283	1,860

Long-lived assets	$123	$283	$483
United States	112	252	416
Foreign	11	31	67

13.          Subsequent Events (unaudited)

On April 11, 2006, Prosoft Learning Corporation, together with its ComputerPREP Inc. subsidiary (collectively the “Company”), filed petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Arizona (the “Bankruptcy Court”). On June 1, 2006, the Bankruptcy Court entered an order (the “Confirmation Order”) approving and confirming the Plan of Reorganization Proposed by Prosoft Learning Corporation, et al dated April 27, 2006 (the “Plan of Reorganization” or the “Plan”). The effective date of the Plan of Reorganization was June 12, 2006 (the “Effective Date”). A copy of the Plan of Reorganization as confirmed and the Confirmation Order were attached as Exhibits 2.1 and 2.2, respectively, to a Report on Form 8-K filed on June 6, 2006.

The following is a summary of the material features of the Plan. This summary only highlights certain of the substantive provisions of the Plan of Reorganization and is not intended to be a complete description of, nor a substitute for, the Plan of Reorganization. This summary is qualified in its entirety by reference to the full text of the Plan of Reorganization.

The Plan of Reorganization provides (among other things) that all equity interests of the Company, including without limitation, common or preferred stock, and any warrants, option rights, conversion rights, rights of first refusal, causes of action, or other rights (contractual or otherwise) to acquire or receive any stock or other equity ownership interests in the Company (collectively the “Existing Capital Stock”) shall be cancelled and terminated as of the Effective Date, and Reorganized Prosoft will be formed. The holders of the Existing Capital Stock shall not receive any equity or other interest in Reorganized Prosoft and shall not receive any payment or other consideration in exchange for the Existing Capital Stock. Pursuant to the terms of the Acquisition and Reorganization Agreement dated April 12, 2006 by and among Prosoft Learning Corporation, ComputerPREP, Inc. and VCampus Corporation (the “Acquisition and Reorganization Agreement”), VCampus Corporation will acquire all of the new common stock of Reorganized Prosoft in exchange for payment of the purchase price. The consideration received from VCampus, together with all assets, rights and property of the Company not transferred to Reorganized Prosoft, shall be transferred and assigned to the Liquidating Trust. The Liquidating Trust will administer and distribute the purchase price and any assets not transferred to Reorganized Prosoft in accordance with the terms of the Plan and the Acquisition and Reorganization Agreement.

Other than those debts or executory contracts specifically assumed by Reorganized Prosoft, or as otherwise provided in the Plan, all existing debts and claims or any kind of the Company shall be discharged, released and terminated.

As of June 1, 2006, and prior to giving effect to the Plan of Reorganization, the Company estimated the total value of its assets at $1,211,000 and its liabilities at $5,632,000.

On April 11, 2006, Prosoft Learning Corporation (the “Company”) entered into an Acquisition and Reorganization Agreement between VCampus Corporation, Prosoft Learning Corporation and ComputerPREP, Inc. (the “Reorganization Agreement”). ComputerPREP is a wholly-owned subsidiary of the Company. Pursuant to the Reorganization Agreement, the Company filed a petition for reorganization under Chapter 11 of Title 11 of the United States Code, and submited a proposed Chapter 11 Plan of Reorganization. Subsequent to Bankruptcy Court approval, the reorganized Company became a wholly-owned subsidiary of VCampus Corporation.

Under the terms of the Reorganization Agreement, VCampus Corporation paid an aggregate price of $2.1 million for 100% of the newly issued common stock of the reorganized Company. $1.8 million was paid in cash at closing, with $300,000 paid in the form of two 6% promissory notes of $150,000 each. The first note is due in one balloon payment on July 1, 2007, with the other note payable in six equal monthly installments of principal and interest beginning on January 1, 2007. The aggregate purchase price is subject to a working capital adjustment at closing. The Company used the proceeds to retire its existing secured convertible notes and to pay other reorganization expenses. VCampus also assumed certain liabilities and obligations of Prosoft, including essential trade payables, as part of the reorganization, continued substantially all of Prosoft’s existing operations and retained virtually all Prosoft’s employees. The filing of the Plan of Reorganization constituted an event of default under the Company’s Secured Convertible Note and the Secured 8% Convertible Notes. Such a default provided the holders of the notes with the ability to require immediate repayment of the principal and interest owed under the notes. The amount outstanding in the aggregate under these notes in April 2006 was approximately $4.28 million. Pursuant to the Acquisition and Reorganization Agreement and the bankruptcy process referenced the net purchase price, after transaction expenses, was paid to the holders of these notes at closing, and the Secured Convertible Note and the Secured 8% Convertible Notes were discharged in full.  No proceeds will be available to the existing shareholders of the Company.

On April 24, 2006, the Company entered into an Agreement Regarding the Transfer of Certain Copyrights and Amendment to Existing Agreements (the “Agreement”) with ProsoftTraining Japan, Inc. (“PTJ”). PTJ has been the exclusive licensee for the Company’s proprietary CIW content in Japan since 2001. The Company also owned a de minimus equity stake (less than one percent) in PTJ. Pursuant to the Agreement, the Company transfered certain copyrights to PTJ, including the Company’s proprietary CIW content reformatted into the Japanese language, and granted to PTJ the exclusive right to translate the Company’s CIW exams into the Japanese language. Additionally, the existing agreements between the Company and PTJ were all modified to reflect this change in the business relationship.

Under the terms of the Agreement, and in consideration for the rights granted to PTJ thereunder, PTJ paid the Company a one-time fee of $700,000. Of this amount, $100,000 was received by the Company as a deposit on April 7, 2006, with the remaining balance received by the Company on April 26, 2006. Following the Company’s receipt of this fee, PTJ has no further obligation to pay royalties, licensing or other fees to the Company with respect to sales or permitted use of the CIW content reformatted into the Japanese language. The Company will share the net proceeds earned from the future sales of CIW exams reformatted into the Japanese language with PTJ on a fifty-fifty basis.

The Agreement has been consented to by both the Company’s secured lenders and VCampus Corporation, with whom the Company entered into an Acquisition and Reorganization Agreement dated April 11, 2006 pursuant to which the Company was acquired by VCampus. The U.S. Bankruptcy Court also approved a motion to allow the Agreement to be executed and the transaction to proceed. The proceeds from the Agreement will enable the Company to maintain its operations at current levels until the anticipated completion of the proposed acquisition by VCampus Corporation. As a result of this transaction the purchase price paid by VCampus was reduced by $200,000 from $2.3 million to $2.1 million.

In connection with the Reorganization Agreement, the Company also was a party to a letter agreement between VCampus and the Company’s secured lenders by which VCampus and the secured lenders consent to certain transactions and arrangements relating to the Company and the transactions contemplated by the Reorganization Agreement.

Copies of the Reorganization Agreement, the letter agreement, and the press release announcing the execution of the Agreement were attached as Exhibits 10.1, 10.2 and 99.1, respectively, on a  Report on Form 8-K filed on April 14, 2006. All statements made herein concerning the foregoing agreements are qualified by reference to such exhibits.

Under the terms of the Reorganization Agreement, the existing employment agreement of Benjamin Fink, President and Chief Executive Officer of the Company, dated October 27. 2005, was rejected. The employment agreement contained provisions related to non-competition and non-solicitation, as well as provided that Mr. Fink was to receive a payment of $250,000 in the event of termination of Mr. Fink’s employment for any reason other than gross negligence or willful misconduct or in the event of a change in control of the Company. On April 10, 2006, the Company entered into a Transition Services Agreement with Mr. Fink. The Transition Services Agreement amends and restates, and will replace Mr. Fink’s existing employment agreement with the Company dated October 27, 2005. Under the Transition Services Agreement, Mr. Fink continued to provide substantially the same services to the Company as under the employment agreement, as well as to assist with the completion of the transactions contemplated by the Reorganization Agreement. Pursuant to the Transition Services Agreement, upon the Effective Date (as defined in the Reorganization Agreement), the reorganized Company made a change of control payment to Mr. Fink of $200,000, and VCampus has received a credit against the purchase price under the Reorganization Agreement of $209,080 in exchange for the assumption by the reorganized Company of the obligation to pay Mr. Fink. Mr. Fink’s employment by the Company and/or the reorganized Company terminated effective immediately upon the closing under the Reorganization Agreement. The Transition Services Agreement also provides for the nondisclosure and noncompetition terms from Mr. Fink’s existing employment agreement to be extended for a period of one year from the closing under the Reorganization Agreement. In the event the Reorganization Agreement is terminated without a closing of the transactions contemplated thereunder, the Transition Services Agreement shall immediately terminate and Mr. Fink’s existing employment agreement will be reinstated.

A copy of the Transition Services Agreement was attached as Exhibit 10.3 on a  Report on Form 8-K filed on April 14, 2006.

UNAUDITED FINANCIAL STATEMENTS

PROSOFT LEARNING CORPORATION

For the Nine-Month Periods Ended April 30, 2006 and 2005

PROSOFT LEARNING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share data)

(Unaudited)

	Three Months Ended April 30,		Nine Months Ended April 30,
	2006	2005	2006	2005
Revenues:
Content	$1,250	$1,320	$3,829	$4,226
Certification	302	334	815	1,040
Total revenues	1,552	1,654	4,644	5,266

Costs and expenses:
Costs of revenues	453	549	1,388	1,490
Content development	143	174	422	542
Sales and marketing	547	526	1,567	1,604
General and administrative	681	631	1,960	2,130
Depreciation and amortization	23	108	82	321
Impairment of Goodwill	—	—	6,745	—
Total costs and expenses	1,847	1,988	12,164	6,087

Loss from operations	(295)	(334)	(7,520)	(821)

Gain on sale of licenses	630		630
Gain on the settlement of liability	—	—	—	95
Interest income	—	1	—	3
Interest expense	(201)	(270)	(595)	(1,395)

Net income (loss)	$134	$(603)	$(7,485)	$(2,118)

Net income (loss) per share: basic	$0.03	$(0.13)	$(1.60)	$(0.49)
Net income (loss) per share: diluted	0.03	$(0.13)	$(1.60)	$(0.49)
Weighted average shares outstanding: basic	4,690,059	4,565,710	4,671,314	4,294,507
Weighted average shares outstanding: diluted	4,690,059	4,565,710	4,671,314	4,294,507

The accompanying notes are an integral part of these consolidated statements.

PROSOFT LEARNING CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	April 30, 2006	July 31, 2005
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$823	$759
Accounts receivable, less allowances of $84 and $97	497	562
Prepaid expenses and other current assets	145	254
Total current assets	1,465	1,575

Property and equipment, net of accumulated depreciation of $3,508 and $3,310	118	123
Goodwill, net of accumulated amortization of $5,506	—	6,745
Other, net	109	57
Total assets	$1,692	$8,500

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable, trade	$717	$424
Accrued expenses	669	710
Current portion of long term debt (in default)	4,129	—
Deferred revenue	5	26
Total current liabilities	5,520	1,160

Capital lease obligation (Less current portion)	75
Long-term debt (Less current portion)	—	3,849
Contingency (See Note 8)
Total liabilities	5,595	5,009

Stockholders’ equity:
Common shares, par value $.001 per share; authorized shares: 12,500,000; issued: 4,778,321 and 4,635,481 shares	5	5
Additional paid-in capital	106,782	106,737
Accumulated deficit	(110,820)	(103,334)
Accumulated other comprehensive income	205	158
Less common stock in treasury, at cost: 1,985 shares	(75)	(75)
Total stockholders’ equity	(3,903)	3,491
Total liabilities and stockholders’ equity	$1,692	$8,500

The accompanying notes are an integral part of these consolidated statements.

PROSOFT LEARNING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Nine Months Ended April 30,
	2006	2005
Operating activities:
Net loss	$(7,485)	$(2,118)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	82	321
Gain on settlement of liability	—	(95)
Non-cash interest expense	591	1,395
Impairment of Goodwill	6,745	—

Changes in operating assets and liabilities:
Accounts receivable	72	169
Prepaid expenses and other current assets	52	(42)
Accounts payable	324	(101)
Accrued expenses	(230)	(265)
Other	(21)	(12)

Net cash provided by (used in) operating activities	130	(748)

Investing activities:
Cash received from sales of property and equipment	7	—
Purchases of property and equipment	—	(8)
Purchases of courseware and licenses	(76)	—

Net cash used in investing activities	(69)	(8)

Financing activities:
Issuance of long term debt	—	1,350
Payment of long term debt	—	—
Long-term debt issuance costs	—	(199)
Principal payments on capital leases	(7)	(3)

Net cash provided by financing activities	(7)	1,148

Effects of exchange rate changes on cash	10	9

Net increase (decrease) in cash and cash equivalents	64	401
Cash and cash equivalents at the beginning of period	759	502
Cash and cash equivalents at the end of period	$823	$903

Supplementary disclosure of cash paid during the period for:
Interest	$3	$—
Non-cash investing and financing activity:
Conversion of debt and interest into common stock	$45	$743

Supplemental Non-cash financing disclosure:

During the 9 month period, the Company financed an insurance policy in the amount of $72.

The accompanying notes are an integral part of these consolidated statements.

PROSOFT LEARNING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.                    General

These interim consolidated financial statements do not include certain footnotes and financial information normally presented annually under accounting principles generally accepted in the United States of America and, therefore, should be read in conjunction with the Consolidated Financial Statements and the Notes thereto contained in the Company’s 2005 Annual Report on Form 10-KSB/A filed with the Securities and Exchange Commission, or SEC. The results of operations for the interim period ended April 30, 2006 are not necessarily indicative of results that can be expected for the fiscal year ending July 31, 2006. The interim consolidated financial statements are unaudited but contain all adjustments, consisting of normal recurring adjustments management considers necessary to present fairly its consolidated financial position, results of operations, and cash flows as of and for the interim periods. The year-end balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. Certain reclassifications have been made in the prior-period consolidated financial statements to conform with the current-period presentation.

The report on the Company’s consolidated financial statements as of and for the year ended July 31, 2005, issued by the Company’s independent registered public accounting firm and dated September 30, 2005, contained a qualification regarding matters related to the substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 2 and 7 to the consolidated financial statements for the year ended July 31, 2005, the Company is party to certain note agreements that provide creditors with the ability to demand accelerated repayment of amounts owed to those creditors if the Company is unable to comply with the terms of those note agreements. Should the Company fail to comply with the terms of those agreements, the creditors could demand accelerated repayment of the amounts owed.  As of November 14, 2005, the Company was in default under one of the terms of those note agreements, which raises substantial doubt about the Company’s ability to continue as a going concern.  In addition, all amounts owing under those note agreements are due at maturity during the fiscal quarter ended October 31, 2006, and the Company’s likely inability to make those payments also raises substantial doubts about the Company’s ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

On April 11, 2006, Prosoft Learning Corporation, together with its ComputerPREP Inc. subsidiary (collectively the “Company”), filed petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Arizona (the “Bankruptcy Court”). On June 1, 2006, the Bankruptcy Court entered an order (the “Confirmation Order”) approving and confirming the Plan of Reorganization Proposed by Prosoft Learning Corporation, et al dated April 27, 2006 (the “Plan of Reorganization” or the “Plan”). See Note 9 — subsequent events.

The following is a summary of the material features of the Plan. This summary only highlights certain of the substantive provisions of the Plan of Reorganization and is not intended to be a complete description of, nor a substitute for, the Plan of Reorganization. This summary is qualified in its entirety by reference to the full text of the Plan of Reorganization.

The Plan of Reorganization provides (among other things) that all equity interests of the Company, including without limitation, common or preferred stock, and any warrants, option rights, conversion rights, rights of first refusal, causes of action, or other rights (contractual or otherwise) to acquire or receive any stock or other equity ownership interests in the Company (collectively the “Existing Capital Stock”) shall be cancelled and terminated as of the Effective Date, and Reorganized Prosoft will be formed. The holders of the Existing Capital Stock shall not receive any equity or other interest in Reorganized Prosoft and shall not receive any payment or other consideration in exchange for the Existing Capital Stock. Pursuant to the terms of the Acquisition and Reorganization Agreement dated April 11, 2006 by and among Prosoft Learning Corporation, ComputerPREP, Inc. and VCampus Corporation

(the “Acquisition and Reorganization Agreement”), VCampus Corporation will acquire all of the new common stock of Reorganized Prosoft in exchange for payment of the purchase price. The consideration received from VCampus, together with all assets, rights and property of the Company not transferred to Reorganized Prosoft, shall be transferred and assigned to the Liquidating Trust. The Liquidating Trust will administer and distribute the purchase price and any assets not transferred to Reorganized Prosoft in accordance with the terms of the Plan and the Acquisition and Reorganization Agreement.

Other than those debts or executory contracts specifically assumed by Reorganized Prosoft, or as otherwise provided in the Plan, all existing debts and claims or any kind of the Company shall be discharged, released and terminated.

On April 11, 2006, Prosoft Learning Corporation (the “Company”) entered into an Acquisition and Reorganization Agreement between VCampus Corporation, Prosoft Learning Corporation and ComputerPREP, Inc. (the “Reorganization Agreement”). ComputerPREP is a wholly-owned subsidiary of the Company. Pursuant to the Reorganization Agreement, the Company filed a petition for reorganization under Chapter 11 of Title 11 of the United States Code, and submited a proposed Chapter 11 Plan of Reorganization. Subsequent to Bankruptcy Court approval, the reorganized Company became a wholly-owned subsidiary of VCampus Corporation. See Note 9 — subsequent events.

On April 24, 2006, the Company entered into an Agreement Regarding the Transfer of Certain Copyrights and Amendment to Existing Agreements (the “Agreement”) with ProsoftTraining Japan, Inc. (“PTJ”). PTJ has been the exclusive licensee for the Company’s proprietary CIW content in Japan since 2001. The Company also owned a de minimus equity stake (less than one percent) in PTJ. Pursuant to the Agreement, the Company transfered certain copyrights to PTJ, including the Company’s proprietary CIW content reformatted into the Japanese language, and granted to PTJ the exclusive right to translate the Company’s CIW exams into the Japanese language. Additionally, the existing agreements between the Company and PTJ were all modified to reflect this change in the business relationship.

Under the terms of the Agreement, and in consideration for the rights granted to PTJ thereunder, PTJ paid the Company a one-time fee of $700,000. Of this amount, $100,000 was received by the Company as a deposit on April 7, 2006, with the remaining balance received by the Company on April 26, 2006. Following the Company’s receipt of this fee, PTJ has no further obligation to pay royalties, licensing or other fees to the Company with respect to sales or permitted use of the CIW content reformatted into the Japanese language. The Company will share the net proceeds earned from the future sales of CIW exams reformatted into the Japanese language with PTJ on a fifty-fifty basis.

The Agreement has been consented to by both the Company’s secured lenders and VCampus Corporation, with whom the Company entered into an Acquisition and Reorganization Agreement dated April 11, 2006 pursuant to which the Company was acquired by VCampus. The U.S. Bankruptcy Court also approved a motion to allow the Agreement to be executed and the transaction to proceed. The proceeds from the Agreement will enable the Company to maintain its operations at current levels until the anticipated completion of the proposed acquisition by VCampus Corporation. As a result of this transaction the purchase price paid by VCampus was reduced by $200,000 from $2.3 million to $2.1 million.

In connection with the Reorganization Agreement, the Company also was a party to a letter agreement between VCampus and the Company’s secured lenders by which VCampus and the secured lenders consent to certain transactions and arrangements relating to the Company and the transactions contemplated by the Reorganization Agreement.

Copies of the Reorganization Agreement, the letter agreement, and the press release announcing the execution of the Agreement were attached as Exhibits 10.1, 10.2 and 99.1, respectively, on a  Report on Form 8-K filed on April 14, 2006. All statements made herein concerning the foregoing agreements are qualified by reference to such exhibits.

Under the terms of the Reorganization Agreement, the existing employment agreement of Benjamin Fink, President and Chief Executive Officer of the Company, dated October 27, 2005, was rejected. The employment agreement contained provisions related to non-competition and non-solicitation, as well as provided that Mr. Fink was to receive a payment of $250,000 in the event of termination of Mr. Fink’s employment for any reason other than gross negligence or willful misconduct or in the event of a change in control of the Company. On April 10, 2006, the Company entered into a Transition Services Agreement with Mr. Fink. The Transition Services Agreement amends and restates, and will replace Mr. Fink’s existing employment agreement with the Company dated October 27, 2005. Under the Transition Services Agreement, Mr. Fink continued to provide substantially the same services to the Company as under the employment agreement, as well as to assist with the completion of the transactions contemplated by the Reorganization Agreement. Pursuant to the Transition Services Agreement, upon the Effective Date (as defined in the Reorganization Agreement), the reorganized Company made a change of control payment to Mr. Fink of $200,000, and VCampus has received a credit against the purchase price under the Reorganization Agreement of $209,080 in exchange for the assumption by the reorganized Company of the obligation to pay Mr. Fink. Mr. Fink’s employment by the Company and/or the reorganized Company terminated effective immediately upon the closing under the Reorganization Agreement. The Transition Services Agreement also provides for the nondisclosure and noncompetition terms from Mr. Fink’s existing employment agreement to be extended for a period of one year from the closing under the Reorganization Agreement. In the event the Reorganization Agreement is terminated without a closing of the transactions contemplated thereunder, the Transition Services Agreement shall immediately terminate and Mr. Fink’s existing employment agreement will be reinstated.

A copy of the Transition Services Agreement was attached as Exhibit 10.3 on a  Report on Form 8-K filed on April 14, 2006.

2.                       Comprehensive Income

The components of comprehensive income (loss) for the three and nine months ended April 30, 2006 and 2005 are as follows:

	Three months ended April 30,		Nine months ended April 30,
	2006	2005	2006	2005

Net income (loss)	$134	$(603)	$(7,485)	$(2,118)
Other comprehensive income (loss):
Foreign currency translation adjustments	47	16	47	35
Comprehensive income (loss)	$181	$(587)	$(7,438)	$(2,083)

3.                       Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 151, Inventory Costs, an amendment of APB No. 43, Chapter 4. The purpose of this statement is to clarify the accounting of abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) be recognized as current-period charges and by requiring the allocation of fixed production overhead to inventory based on the normal capacity of production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 24, 2004. The adoption of SFAS No. 151 did not have a material impact on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier application permitted. The adoption of SFAS No. 153 did not have a material impact on our consolidated financial statements.

In December 2004, FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”), which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and superseded Accounting Principal Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees. Generally, SFAS No. 123R requires that all share-based payments to employees, including grants of employee stock options, be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. Under SFAS No. 123R, we must determine the appropriate fair value method to be used at the date of adoption.

In April 2005, the SEC amended Rule 401(a) of Regulation S-X to delay the effective date for compliance with SFAS No. 123R. Based on the amended rule, the Company is required to adopt SFAS No. 123R effective as of the Company’s fiscal quarter ending October 31, 2006. The Company is evaluating the requirements of SFAS No. 123R and expects the adoption of SFAS No. 123R will have a material effect on its results of operations and earnings per share. The Company has not yet determined its method of adoption of SFAS No. 123R. See Note 7 of the Notes to the Consolidated Financial Statements for the proforma impact of stock-based compensation on the three and six month periods ended January 31, 2006 and January 31, 2005, respectively.

4.         Earnings (Loss) Per Share of Common Stock

Basic earnings (loss) per share, or basic EPS, of common stock was calculated by dividing net income (loss) by the weighted-average number of common shares outstanding during each period. Dilutive earnings (loss) per share, or diluted EPS, is computed by dividing net income (loss) after adjustments for the effect of our convertible notes (if dilutive), by the weighted average number of common shares and potentially dilutive shares outstanding (if dilutive) during each period. Potentially dilutive shares include stock options, warrants and assumed conversion of the convertible notes. The number of potentially dilutive shares outstanding relating to stock options is computed using the treasury stock method and the potentially dilutive shares outstanding relating to warrants and convertible notes is computed using the if-converted method. Since the Company recorded losses for the three and nine month periods ended April 30, 2006 and 2005, the diluted EPS of common stock is the same as the basic EPS, as any potentially dilutive securities (totaling 2,665,550 as of April 30, 2006) would be anti-dilutive. These options, warrants and the convertible notes may become dilutive in the future.

The reconciliation of the amounts used to calculate the basic EPS and diluted EPS is as follows:

	Three Months Ended April 30,		Nine Months Ended April 30,
	2006	2005	2006	2005
Weighted average shares outstanding - basic	4,690,059	4,272,122	4,671,314	4,294,507
Dilutive effect of stock option grants	—	—	—	—
Dilutive effect of warrants	—	—	—	—
Weighted average shares outstanding - diluted	4,690,059	4,565,710	4,671,314	4,294,507
Net income (loss)	$134	$(603)	$(7,486)	$(2,118)
Net income (loss) per share — basic	$0.03	$(0.13)	$(1.60)	$(0.49)
Net income (loss) per share - diluted	$0.03	$(0.13)	$(1.60)	$(0.49)

5.                          Goodwill and License Agreements

License agreements are those rights acquired from others through business combinations to produce and distribute courseware and other publications. License agreements are amortized on a straight-line basis over a period of seven years, subject to impairment based on the carrying value exceeding fair value. Goodwill is not amortized, but tested for impairment at least annually in accordance with SFAS No. 142, Goodwill and Other Intangible Assets.  The Company adopted SFAS No. 142 on August 1, 2002 and identified one reporting unit and discontinued goodwill amortization at that time.  The remaining unamortized goodwill was reduced to zero through an impairment charge during the fiscal quarter ended January 31, 2006.

Intangible assets consist of the following (in thousands):

	April 30, 2006		July 31, 2005
	Gross Carrying Value	Accumulated Amortization	Gross Carrying Value	Accumulated Amortization
Amortized intangible assets:
Licenses	$2,985	$2,985	$2,985	$2,985
Intangible assets not subject to amortization:
Goodwill	5,506	5,506	12,251	5,506
Total intangibles	$8,491	$8,491	$15,236	$8,491

Amortization expense related to intangible assets totaled $-0- and $-0- during the three and nine month periods ended April 30, 2006 and $64,000 and $192,000 for the three and nine month periods ended April 30, 2005. License agreements became fully amortized during fiscal year 2005.

6.                          Valuation of Long-Lived Assets

The Company evaluates the carrying value of other long-lived assets, including goodwill, whenever events or changes in circumstances indicate the carrying amount may not be fully recoverable. If the total expected future undiscounted cash flow is less than the carrying value of the assets, a loss is recognized based on the amount by which the carrying value exceeds the asset’s fair value.

7.         Stock-Based Compensation

The Company has adopted only the disclosure provisions of FASB No. 123 for employee stock options and continues to apply Accounting Principles Board, or APB, Opinion No. 25 for recording stock options issued to its employees and directors. Pro forma information regarding net loss and net loss per share is required by FASB No. 123 as if the Company had accounted for its stock-based awards to employees under the fair value method. The fair value of the Company’s stock-based awards to employees was estimated using the Black-Scholes multiple option model.

The fair value of the Company’s stock-based awards to employees was estimated assuming no expected dividends and the following assumptions:

	Three Months Ended April 30,		Nine Months Ended April 31,
	2006	2005	2006	2005
Weighted average expected life	4 years	4 years	4 years	4 years
Expected stock price volatility	79%	74%	79%	74%
Risk-free interest rate	4.35%	3.8%	4.35%	3.8%

FASB Statement No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123, amends the disclosure requirement of FASB Statement No 123. The following table illustrates the effect on net loss if the fair-value-based method had been applied to our stock-based employee compensation plans in each period.

	Three Months Ended April 30,		Nine Months Ended April 30,
	2006	2005	2006	2005
Net income (loss) as reported	$134	$(603)	$(7,485)	$(2,118)
Deduct: Total stock-based employee compensation under fair-value based method	(38)	(117)	(115)	(346)
Pro forma net income (loss)	$96	$(720)	$(7,600)	$(2,464)
Net income (loss) per share — basic:
As reported	$0.03	$(0.13)	$(1.60)	$(0.49)
Pro forma	$0.02	$(0.16)	$(1.63)	$(0.57)
Net income (loss) per share — diluted:
As reported	$0.03	$(0.13)	$(1.60)	$(0.49)
Pro forma	$0.02	$(0.16)	$(1.63)	$(0.57)

8.         Debt

In October 2001, the Company received $2.5 million from Hunt Capital Growth Fund II, L.P. (“Hunt Capital”) pursuant to the issuance to Hunt Capital of a Subordinated Secured Convertible Note. The Note is secured by all of the assets of the Company, has a five-year term, carries a 10% coupon, and does not require any interest payments until maturity. The Note is convertible into Common Stock of the Company at $4.09 per share. Hunt Capital may accelerate the maturity of the Note upon certain events, including a sale or change of control of the Company, an equity financing by the Company in excess of $2.5 million, or delisting of the Company’s common stock by Nasdaq. In addition, as further consideration for the investment, Hunt Capital received the right to certain payments upon a sale of the Company in a transaction whose value falls below $145 million. The potential payment is $1 million unless the transaction value falls below $60 million at which point the payment would grow on a pro-rata basis to $4.5 million if the transaction value falls below $10 million.

On August 30, 2004, the Company issued $1.35 million of Secured 8% Convertible Notes due August 30, 2006, to institutional investors. The Notes are secured by all of the assets of the Company, subject to an intercreditor agreement with Hunt Capital, the Company’s existing secured creditor, and require interest payments semi-annually, in cash or, at the Company option, in shares of its Common Stock or in the form of additional one-year notes accruing interest at the rate of 10% per annum. The Notes are convertible into common stock of the Company at $1.68 per share. In connection with this financing, the Company also issued to the investors (i) warrants to purchase up to 200,893 shares of the Company’s Common Stock, exercisable at $2.28 per share and expiring in March 2010, and (ii) warrants to purchase up to 642,858 shares, exercisable at $2.10 per share and generally expiring in February 2006.

The intrinsic value of the beneficial conversion feature of the Notes was $0.79 million and the portion of the proceeds allocated to the warrants issued in connection with the debt totaled $0.56 million. Thus, $1.35 million was recognized as a reduction of the convertible debt and an addition to paid-in capital.  This $1.35 million value of the warrants and beneficial conversion feature is being amortized over the life of the notes (or accelerated to reflect actual conversion of the notes or exercise of the warrants), and recorded as non-cash interest expense.

The Company engaged a registered broker-dealer to assist in the sale of the Notes and warrants. The broker-dealer received a placement fee of $100,000 and a warrant to purchase 60,268 shares at $2.28 per share. The issuance of the warrants to the broker-dealer was valued at $100,000.

On November 3, 2005, the Company received notice of a Nasdaq Staff Determination indicating that the Company’s common stock did not qualify for continued listing on The Nasdaq SmallCap Market based upon Nasdaq Marketplace Rule 4310(c)(4) (the “Rule”).  On May 6, 2005, the Nasdaq Staff had notified the Company that the bid price of its common stock had closed at less than $1.00 per share over the previous 30 consecutive business days, and as a result did not comply with the Rule. The Company was provided 180 calendar days, or until November 2, 2005 to regain compliance with the Rule.  As of November 2, 2005, the Company had not regained compliance with the Rule and was not eligible for an additional 180 calendar day compliance period since it did not meet the Nasdaq Capital Market initial inclusion criteria set forth in the Rule. Accordingly, the Company’s securities were delisted from the Nasdaq SmallCap Market at the opening of business on November 14, 2005. The Company’s securities were formerly traded on the Over the Counter Bulletin Board under the symbol POSO.OB.

The Company’s failure to maintain its listing on the Nasdaq Small Cap Market constitutes an event of default under the terms of the Company’s Secured Convertible Note and the Secured 8% Convertible Notes. Such a default provides the holders of the Notes with the ability to demand immediate repayment of the principal and interest currently owed under the Notes. The current outstanding amount in the aggregate under these Notes is approximately $4.35 million. The Company has had discussions with the holders of the Notes to seek to dissuade each holder from exercising its rights and remedies, including acceleration of the Notes, resulting from the currently existing event of default.  However, these Notes can currently be accelerated by the holders at any time, and if the Notes are accelerated, absent any additional financing, the Company will be unable to repay the principal and interest owed and in serious financial jeopardy and may be forced to seek bankruptcy protection (see Subsequent Events below).

9.         Subsequent Events

On April 11, 2006, Prosoft Learning Corporation, together with its ComputerPREP Inc. subsidiary (collectively the “Company”), filed petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Arizona (the “Bankruptcy Court”). On June 1, 2006, the Bankruptcy Court entered an order (the “Confirmation Order”) approving and confirming the Plan of Reorganization Proposed by Prosoft Learning Corporation, et al dated April 27, 2006 (the “Plan of Reorganization” or the “Plan”). The effective date of the Plan of Reorganization was June 12, 2006 (the “Effective Date”). A copy of the Plan of Reorganization as confirmed and the Confirmation Order were attached as Exhibits 2.1 and 2.2, respectively, to a Report on Form 8-K filed on June 6, 2006 and are incorporated herein by reference.

The following is a summary of the material features of the Plan. This summary only highlights certain of the substantive provisions of the Plan of Reorganization and is not intended to be a complete description of, nor a substitute for, the Plan of Reorganization. This summary is qualified in its entirety by reference to the full text of the Plan of Reorganization.

The Plan of Reorganization provides (among other things) that all equity interests of the Company, including without limitation, common or preferred stock, and any warrants, option rights, conversion rights, rights of first refusal, causes of action, or other rights (contractual or otherwise) to acquire or receive any stock or other equity ownership interests in the Company (collectively the “Existing Capital Stock”) shall be cancelled and terminated as of the Effective Date, and Reorganized Prosoft will be formed. The holders of the Existing Capital Stock shall not receive any equity or other interest in Reorganized Prosoft and shall not receive any payment or other consideration in exchange for the Existing Capital Stock. Pursuant to the terms of the Acquisition and Reorganization Agreement dated April 11, 2006 by and among Prosoft Learning Corporation, ComputerPREP, Inc. and VCampus Corporation (the “Acquisition and Reorganization Agreement”), VCampus Corporation will acquire all of the new common stock of Reorganized Prosoft in exchange for payment of the purchase price. The consideration received from VCampus, together with all assets, rights and property of the Company not transferred to Reorganized Prosoft, shall be transferred and assigned to the Liquidating Trust. The Liquidating Trust will administer and distribute the purchase price and any assets not transferred to Reorganized Prosoft in accordance with the terms of the Plan and the Acquisition and Reorganization Agreement.

Other than those debts or executory contracts specifically assumed by Reorganized Prosoft, or as otherwise provided in the Plan, all existing debts and claims or any kind of the Company shall be discharged, released and terminated.

As of June 1, 2006, and prior to giving effect to the Plan of Reorganization, the Company estimated the total value of its assets at $1,211,000 and its liabilities at $5,632,000.

On April 11, 2006, Prosoft Learning Corporation (the “Company”) entered into an Acquisition and Reorganization Agreement between VCampus Corporation, Prosoft Learning Corporation and ComputerPREP, Inc. (the “Reorganization Agreement”). ComputerPREP is a wholly-owned subsidiary of the Company. Pursuant to the Reorganization Agreement, the Company filed a petition for reorganization under Chapter 11 of Title 11 of the United States Code, and submited a proposed Chapter 11 Plan of Reorganization. Subsequent to Bankruptcy Court approval, the reorganized Company became a wholly-owned subsidiary of VCampus Corporation.

Under the terms of the Reorganization Agreement, VCampus Corporation paid an aggregate price of $2.1 million for 100% of the newly issued common stock of the reorganized Company. $1.8 million was paid in cash at closing, with $300,000 paid in the form of two 6% promissory notes of $150,000 each. The first note is due in one balloon payment on July 1, 2007, with the other note payable in six equal monthly installments of principal and interest beginning on January 1, 2007. The aggregate purchase price is subject to a working capital adjustment at closing. The Company used the proceeds to retire its existing secured convertible notes and to pay other reorganization expenses. VCampus also assumed certain liabilities and obligations of Prosoft, including essential trade payables, as part of the reorganization, continued substantially all of Prosoft’s existing operations and retained virtually all Prosoft’s employees. The filing of the Plan of Reorganization constituted an event of default under the Company’s Secured Convertible Note and the Secured 8% Convertible Notes. Such a default provided the holders of the notes with the ability to require immediate repayment of the principal and interest owed under the notes. The amount outstanding in the aggregate under these notes in April 2006 was approximately $4.28 million. Pursuant to the Acquisition and Reorganization Agreement and the bankruptcy process referenced the net purchase price, after transaction expenses, was paid to the holders of these notes at closing, and the Secured Convertible Note and the Secured 8% Convertible Notes were discharged in full.  No proceeds will be available to the existing shareholders of the Company.

On April 24, 2006, the Company entered into an Agreement Regarding the Transfer of Certain Copyrights and Amendment to Existing Agreements (the “Agreement”) with ProsoftTraining Japan, Inc. (“PTJ”). PTJ has been the exclusive licensee for the Company’s proprietary CIW content in Japan since 2001. The Company also owned a de minimus equity stake (less than one percent) in PTJ. Pursuant to the Agreement, the Company transfered certain copyrights to PTJ, including the Company’s proprietary CIW content reformatted into the Japanese language, and granted to PTJ the exclusive right to translate the Company’s CIW exams into the Japanese language. Additionally, the existing agreements between the Company and PTJ were all modified to reflect this change in the business relationship.

Under the terms of the Agreement, and in consideration for the rights granted to PTJ thereunder, PTJ paid the Company a one-time fee of $700,000. Of this amount, $100,000 was received by the Company as a deposit on April 7, 2006, with the remaining balance received by the Company on April 26, 2006. Following the Company’s receipt of this fee, PTJ has no further obligation to pay royalties, licensing or other fees to the Company with respect to sales or permitted use of the CIW content reformatted into the Japanese language. The Company will share the net proceeds earned from the future sales of CIW exams reformatted into the Japanese language with PTJ on a fifty-fifty basis.

The Agreement has been consented to by both the Company’s secured lenders and VCampus Corporation, with whom the Company entered into an Acquisition and Reorganization Agreement dated April 11, 2006 pursuant to which the Company was acquired by VCampus. The U.S. Bankruptcy Court also approved a motion to allow the Agreement to be executed and the transaction to proceed. The proceeds from the Agreement will enable the Company to maintain its operations at current levels until the anticipated completion of the proposed acquisition by VCampus Corporation. As a result of this transaction the purchase price paid by VCampus was reduced by $200,000 from $2.3 million to $2.1 million.

In connection with the Reorganization Agreement, the Company also was a party to a letter agreement between VCampus and the Company’s secured lenders by which VCampus and the secured lenders consent to certain transactions and arrangements relating to the Company and the transactions contemplated by the Reorganization Agreement.

Copies of the Reorganization Agreement, the letter agreement, and the press release announcing the execution of the Agreement were attached as Exhibits 10.1, 10.2 and 99.1, respectively, on a  Report on Form 8-K filed on April 14, 2006. All statements made herein concerning the foregoing agreements are qualified by reference to such exhibits.

Under the terms of the Reorganization Agreement, the existing employment agreement of Benjamin Fink, President and Chief Executive Officer of the Company, dated October 27. 2005, was rejected. The employment agreement contained provisions related to non-competition and non-solicitation, as well as provided that Mr. Fink was to receive a payment of $250,000 in the event of termination of Mr. Fink’s employment for any reason other than gross negligence or willful misconduct or in the event of a change in control of the Company. On April 10, 2006, the

Company entered into a Transition Services Agreement with Mr. Fink. The Transition Services Agreement amends and restates, and will replace Mr. Fink’s existing employment agreement with the Company dated October 27, 2005. Under the Transition Services Agreement, Mr. Fink continued to provide substantially the same services to the Company as under the employment agreement, as well as to assist with the completion of the transactions contemplated by the Reorganization Agreement. Pursuant to the Transition Services Agreement, upon the Effective Date (as defined in the Reorganization Agreement), the reorganized Company made a change of control payment to Mr. Fink of $200,000, and VCampus has received a credit against the purchase price under the Reorganization Agreement of $209,080 in exchange for the assumption by the reorganized Company of the obligation to pay Mr. Fink. Mr. Fink’s employment by the Company and/or the reorganized Company terminated effective immediately upon the closing under the Reorganization Agreement. The Transition Services Agreement also provides for the nondisclosure and noncompetition terms from Mr. Fink’s existing employment agreement to be extended for a period of one year from the closing under the Reorganization Agreement. In the event the Reorganization Agreement is terminated without a closing of the transactions contemplated thereunder, the Transition Services Agreement shall immediately terminate and Mr. Fink’s existing employment agreement will be reinstated.

A copy of the Transition Services Agreement was attached as Exhibit 10.3 on a  Report on Form 8-K filed on April 14, 2006.

VCAMPUS CORPORATION AND PROSOFT LEARNING CORPORATION

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

December 31, 2005

Pro Forma Financial Statements

On June 12, 2006, VCampus completed the acquisition of all the issued and outstanding shares of Prosoft. The following unaudited pro forma condensed consolidated financial statements have been prepared to give effect to the completed acquisition, which was accounted for as a purchase business combination in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS No. 141). The acquisition will enable VCampus to add the market-leading CIW (Certified Internet Web Professional) certification to its Select Partner Program, as well as offer the CTP (Convergence Technologies Professional) credential.  A total estimated purchase price of approximately $1,688,194, which includes cash and notes of $1,438,194 and estimated direct transaction costs of approximately $250,000, was used for purposes of preparing the unaudited pro forma condensed consolidated financial statements.

The pro forma combined historical statement of operations gives effect to the acquisition of Prosoft as if it had occurred as of January 1, 2005, combining historical results of VCampus, for the year ended December 31, 2005, with the historical results of the same period for Prosoft.  The combined results do not take into effect potential synergistic savings that might have been realized for the reduction of costs.  The unaudited pro forma condensed consolidated balance sheet as of December 31, 2005 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2005 are derived from the historical consolidated financial statements of each company as of and for the year ended December 31, 2005. The assumptions, estimates and adjustments herein have been made solely for purposes of developing these pro forma consolidated financial statements.  The unaudited pro forma condensed consolidated balance sheet gives effect to the acquisition of Prosoft as if it had occurred on December 31, 2005. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2005 gives effect to the acquisition of Prosoft as if it had occurred at January 1, 2005.

The pro forma unaudited consolidated financial statements included in this prospectus have been prepared by the management of VCampus without audit, pursuant to the rules and regulations of the Securities and Exchange Commission.  Certain information and footnote disclosures normally prepared in accordance with accounting principles generally accpeted in the United States of America have been condensed or omitted pursuant to such rules and regulations.  However, management believes that the disclosures are adequate to make the information not misleading.

VCAMPUS CORPORATION AND PROSOFT LEARNING CORPORATION
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
As of December 31, 2005
(Unaudited)

	VCampus	Prosoft	Pro Forma Adjustments		Total Pro Forma Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$2,488,159	$268,258	$(1,394,722)	(a)	$1,361,695
Accounts receivable, net	209,338	356,319	—		565,657
Loans receivable from related party	15,453	—	—		15,453
Inventory	—	75,370	—		75,370
Prepaid expenses and other current assets	325,818	167,767	—		493,585
Total current assets	3,038,768	867,714	(1,394,722)		2,511,760
Property and equipment, net	313,880	64,506			378,386
Capitalized software costs and courseware development costs, net	1,308,577	—			1,308,577
Other assets	231,859	89,651			321,510
Other intangible assets, net	257,006	—	1,554,000	(b)	1,811,006
Goodwill	328,317	6,745,078	(6,561,778)	(c) (d)	511,617
Total assets	$5,478,407	$7,766,949	$(6,402,500)		$6,842,856

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,182,585	$391,720	—		$1,574,305
Accrued expenses	479,316	653,993	250,000	(e)	1,383,309
Notes payable	191,796	4,066,685	(4,023,213)	(f) (h)	235,268
Deferred revenues	469,280	25,264	—		494,544
Accrued dividends payable to preferred stockholders	14,312	—	—		14,312
Total current liabilities	2,337,289	5,137,662	(3,773,213)		3,701,738

Long-term liabilities:
Notes payable—less discount and current portion	479,489	—	—		479,489
Total liabilities	2,816,778	5,137,662	—		4,181,227

Commitments and contingencies	—	—	—		—

Total stockholders’ equity	2,661,629	2,629,287	(2,629,287)	(g)	2,661,629
Total liabilities and stockholders’ equity	$5,478,407	$7,766,949)	$(6,402,500)		$6,842,856

See unaudited notes to the pro forma consolidated financial statements

VCAMPUS CORPORATION AND PROSOFT LEARNING CORPORATION
PRO FORMA COMBINED STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2005
(Unaudited)

	VCampus	Prosoft	Pro Forma Adjustments	Total Pro Forma Consolidated
Revenues:
Online tuition revenues	$4,045,979	$—	$—	$4,045,979
Online development and other revenues	518,484	—	—	518,484
Content revenues	—	5,353,078	—	5,353,078
Certification revenues	—	1,210,628	—	1,210,628
Net revenues	4,564,463	6,563,706	—	11,128,169
Costs and expenses:
Cost of revenues	1,730,892	1,943,000	—	3,673892
Sales and marketing	1,723,313	2,144,250	—	3,867,563
Product development and operations	2,649,215	648,235	—	3,297,450
General and administrative	1,488,240	2,641,221	—	4,129,461
Depreciation and amortization	1,574,242	282,214	518,000 (b)	2,374,456
Stock-based compensation	109,493	—	—	109,493
Total costs and expenses	9,275,395	7,658,920	518,000	17,452,315
Loss from operations	(4,710,932)	(1,095,214)	(518,000)	(6,324,146)
Interest expense, net	(1,155,395)	(1,610,058)	—	(2,765,453)
Net loss	(5,866,327)	(2,705,272)	(518,000)	(9,089,599)
Dividends to preferred stockholders	(14,312)	—	—	(14,312)
Net loss attributable to common stockholders	$(5,880,639)	$(2,705,272)	$(518,000)	$(9,103,911)
Basic and diluted net loss per share	$(0.63)			$(0.98)

See unaudited notes to the pro forma consolidated financial statements

VCAMPUS CORPORATION AND PROSOFT LEARNING CORPORATION
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005
(Unaudited)

Note 1.  Basis of Pro Forma Presentation

On April 11, 2006, VCampus Corporation (“VCampus”) entered into an Acquisition and Reorganization Agreement to acquire all of the outstanding stock of Prosoft Learning Corporation (“Prosoft”).  On June 12, 2006, VCampus completed the acquisition of all the issued and outstanding shares of Prosoft. The unaudited pro forma condensed consolidated financial statements have been prepared to give effect to the completed acquisition, which was accounted for as a purchase business combination in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS No. 141). The acquisition will enable VCampus to add the market-leading CIW (Certified Internet Web Professional) certification to its Select Partner Program, as well as offer the CTP (Convergence Technologies Professional) credential.  A total estimated purchase price of approximately $1,688,194, which includes cash and notes of $1,438,194 and estimated direct transaction costs of approximately $250,000, was used for purposes of preparing the unaudited pro forma condensed consolidated financial statements.

The pro forma combined historical statement of operations gives effect to the acquisition of Prosoft as if it had occurred as of January 1, 2005, combining historical results of VCampus, for the year ended December 31, 2005, with the historical results of the same period for Prosoft.  The combined results do not take into effect potential synergistic savings that might have been realized for the reduction of costs.  The unaudited pro forma condensed consolidated balance sheet as of December 31, 2005 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2005 are derived from the historical consolidated financial statements of each company as of and for the year ended December 31, 2005. The assumptions, estimates and adjustments herein have been made solely for purposes of developing these pro forma consolidated financial statements.  The unaudited pro forma condensed consolidated balance sheet gives effect to the acquisition of Prosoft as if it had occurred on December 31, 2005. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2005 gives effect to the acquisition of Prosoft as if it had occurred at January 1, 2005.

The pro forma unaudited consolidated financial statements included in this prospectus have been prepared by the management of VCampus without audit, pursuant to the rules and regulations of the Securities and Exchange Commission.  Certain information and footnote disclosures normally prepared in accordance with accounting principles generally accpeted in the United States of America have been condensed or omitted pursuant to such rules and regulations.  However, management believes that the disclosures are adequate to make the information not misleading.

Under the purchase method of accounting, the total estimated purchase price above is allocated to Prosoft’s net tangible and intangible assets based on their estimated fair values as of June 12, 2006, the effective date of the acquisition. Based on third party valuations, and other factors as described in the introduction to these unaudited pro forma condensed consolidated financial statements, the preliminary estimated purchase price is allocated as follows:

Cash and cash equivalents	$89,566
Accounts receivable	573,167
Prepaid expenses and other current assets	98,836
Property and equipment	111,558
Goodwill	765,433
Definite-lived intangible assets	1,554,000
Accounts payable and accrued expenses	(1,431,198)
Capital lease obligation	(73,168)
Total	$1,688,194

 Of the total purchase price, $1,554,000 has been allocated to the following definite-lived intangible assets acquired: $1,129,000 to developed content, $178,000 to customer lists and $247,000 to trade names. The value assigned to Prosoft’s developed content and customer lists was determined by estimating the cost to recreate such content and lists. The value assigned to Prosoft’s trade names was determined by discounting the net cash flows associated with the names. The Company determined that a discount rate of 25% was appropriate for valuing the existing trade names. VCampus expects to amortize the value of Prosoft’s developed content, customer lists and trade names on a straight-line basis over an estimated useful life of three years.  The amortization related to the amortizable intangible assets is reflected as pro forma adjustments to the unaudited pro forma consolidated statement of operations.

Amortization expense related to the acquired definite-lived intangible assets is expected to be as follows:

2006	$284,900
2007	518,000
2008	518,000
2009	233,100
Total:	$1,554,000

Of the total estimated purchase price, approximately $765,433 has been allocated to goodwill. Goodwill represents the excess of the purchase price of an acquired business over the fair value of the net tangible and intangible assets acquired. Goodwill is not deductible for tax purposes.

In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets ,” goodwill resulting from business combinations completed subsequent to June 30, 2001 will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that the management of the combined company determines that the goodwill has become impaired, the combined company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

Note 2.  Pro Forma Adjustments

Pro forma adjustments are necessary to reflect the estimated purchase price, to adjust amounts related to Prosoft’s net tangible and intangible assets to a apreliminary estimate of the fair values of those assets and to reflect the amortization expense related to the estimated amortizable intangible assets.

VCampus has not identified any material preacquisition contingencies where the related asset, liability or impairment is probable and the amount of the asset, liability or impairment can be reasonably estimated.

Prior to the end of the purchase price allocation period, if information becomes available which would indicate it is probable that such events have occurred and the amounts can be reasonably estimated, such items will be included in the purchase price allocation.

The pro forma adjustments included in the unaudited pro forma condensed consolidated financial statements are as follows:

a)                                    To reflect cash paid by VCampus for the newly issued common stock of the reorganized Prosoft in connection with the acquisition.

b)                                   To reflect the estimate of the fair value of acquired developed content, customer relationships and trade names estimated to be $1,129,000, $178,000 and $247,000, respectively.  We have estimated the 2005 pro forma amortization expense related to the Prosoft acquisition related intangibles to be $518,000.

c)                                    To reflect the write-off of by Prosoft $6,745,078 in goodwill in anticipation of its Reorganization.

d)                                   To reflect the fair value of acquired goodwill based on net assets acquired as if the acquisition occurred on December 31, 2005. The difference between the amount recorded on a pro forma basis and the actual balance as of merger is the result of changes in the net assets of Prosoft between December 31, 2005 and June 12, 2006.

e)                                    To reflect $250,000 accrual for estimated direct transaction costs incurred subsequent to December 31, 2005.

f)                                      Adjustment to eliminate unassumed liabilities of  $4,066,685 of Prosoft pursuant to its Plan of Reorganization.

g)                                   Adjustment to eliminate Prosoft’s stockholders equity balances.

h)                                   To record acquisition-related borrowings of $300,000, net of purchase price adjustments of $256,528 at closing as provided by the terms of the Acquisition and Reorganization Agreement.

Note 3.  Pro Forma Net Loss Per Share

The pro forma basic and diluted net loss per share are based on the weighted average number of shares of VCampus’ common stock outstanding during the period. The diluted weighted average number of shares does not include outstanding stock options or preferred shares if their inclusion would be anti-dilutive.

No one (including any salesman or broker) is authorized to provide oral or written information about this offering that is not included in this prospectus.

14,651,263 Shares

VCAMPUS CORPORATION

Common Stock

PROSPECTUS

December 19, 2006